
06064961


SEC MAIL PROCESSING
RECEIVED
DEC 22 2006
WASH, D.C. SECTION
210

AVAYA

Notice of Annual Meeting
Proxy Statement
2006 Annual Report

IP Telephony | Contact Centers | Mobility | Services

Table of Contents



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

December 22, 2006

Letter to Shareholders

Fellow Shareholders:

Strategy...Execution...Culture – these are the critical elements to our success. We want to outline how we are addressing each of them as we work to build consistent, sustainable increases in shareholder value.

Strategy: Leadership in Intelligent Communications

From a strategic standpoint, we have a compelling vision of our future – a vision that leverages our strengths, differentiates our offerings, and enhances our leadership position.

It is a vision that is built on Intelligent Communications. Intelligent Communications is about embedding communications solutions into our customers' business processes to help them transform their businesses and innovate their business models. It is about helping enable customers to increase revenues, improve productivity and grow profits.

As the evolution toward Intelligent Communications continues, software becomes a much larger part of the IP telephony platform. This plays well to our advantage. For the past five years, we have been committed to Linux, open standards and leadership in our software platform. We believe that we are well ahead of our competitors in this regard and we plan to press this advantage in a couple of different ways.

We are focused on extending the value of our communication management software as customers adopt technology architectures and frameworks that open up new possibilities for interaction among employees, customers, business partners and suppliers.

We also plan to build on our leadership position in contact center applications by extending the core attributes and functionality of the contact center across the entire enterprise, creating in many ways a virtual contact center, and also by deepening and strengthening our technology solutions in this area. In unified communications we plan to build off of our strengths in messaging and multimedia conferencing for collaboration and driving employee productivity. We also are working more closely with our business partners to integrate our offerings and develop new solutions. Our partnerships and strategic alliances are critical to our strategy going forward.

Our services business will continue to be an important differentiator for us and we are aligning it more closely to support our Intelligent Communications solutions. As a result, we are enhancing the skill sets of our services professionals and adding to our professional services team, which gives us important capabilities as networks become more multi-vendor and applications-driven.


Letter to Shareholders

Execution: Getting into Fighting Shape

The success of any strategy depends on how well it is executed. We are sharply focused on getting our company into fighting shape to better compete – and win – in our marketplace.

One of the major steps we have taken in this regard is to organize the company to achieve rapid decision-making, minimize cost and complexity, and improve investment alignment. We created a new position, chief operating officer, to bring our product and services business segments, sales, and the key support functions of IT, procurement, and supply chain, under one roof.

Our approach here is two-pronged: to drive revenue growth and to improve operational efficiency. We believe there are many untapped opportunities to grow – in areas ranging from IP telephony systems, to communications software and applications, to professional services. By focusing our investments and by enhancing the skills of our organization, we will be better positioned to capture these opportunities and enhance our leadership position.

While we work to drive revenue growth, we are also moving quickly to improve our cost structure and our competitiveness. We are undertaking an intensive review of our portfolio of solutions and services to determine the appropriate level of investment. Much of the portfolio is correctly aligned to support our strategy and we expect to continue to invest accordingly. The parts that are not – the areas that do not serve our strategic interests – will be targeted for disinvestment. We are also investing in lower cost regions, such as India.

Lastly, we see opportunities to increase our efficiency and improve our processes globally. Our focus here is on enhancing productivity and eliminating redundancies – and in general to work smarter and faster.

To support our growth initiatives, and to get our company into fighting shape, we need to have the right employees in the right places. This means reducing headcount in areas that do not support our strategic goals, and in areas where our performance is not up to par, and adding staff and resources in high potential areas. Consequently, late in fiscal 2006 we initiated a plan to restructure our workforce. The resulting cost savings from this action will be used to offset increased costs and expenses and we expect that a portion also will be reinvested in our business.

Culture: Success, Integrity, Urgency

Companies that win have winning cultures – and building such a culture within Avaya is a top priority. We have articulated a set of core cultural values that will drive and transform our company and we will be holding people accountable to those values. Integrity tops the list. Putting the customer first is vital. Urgency, speed, simplicity, destroying complexity, solving problems, getting results: these are vital to our success.

Our company operates in a dynamic, global market environment, with strong competitors and a fast-changing landscape. It is essential that we leverage our strengths most effectively while working faster and smarter to maintain our edge and enhance our leadership. Our goal here is to reinvigorate our culture – to build off of and be proud of our more than 100 year heritage in voice telephony, but at the same time, to capture the vibrance and entrepreneurial spirit of a company that is only six years old.

This is about more than simply doing things right. It is about optimizing our collective efforts so that we, as a company, are focused on doing the right things to grow market share, win new customers, improve profitability and build value. It is about each of our employees in all of our markets and across all of our businesses contributing to our corporate strategy, improving collaboration, and capturing opportunities that add value to our company.

2007: Building on our Strengths

As we move through 2007, we clearly enjoy significant strengths. We are a leader in our enterprise telephony market and we are helping to lead the transition to IP telephony and Intelligent Communications. In all, we have shipped almost 12 million IP lines, with more than 4 million IP lines shipped in fiscal 2006. We have a strong portfolio of solutions, as evidenced by the 9 percent growth in sales of products in fiscal 2006 compared to fiscal 2005. We have a very strong balance sheet – approximately $900 million in cash and no debt as of September 30, 2006.

Our goal is to leverage and build on these strengths to improve the level and consistency of our performance. We will do this by focusing on three key areas: strategy, execution and culture. This will enable us to further differentiate our company and our offerings, enhance our market leadership, drive our growth, improve efficiency and instill a commitment to success. In a short time, we have made solid progress in each of these areas and we look forward to reporting on our continued progress to you in building shareholder value.

Thank you for your continued support.

Sincerely,

Louis J. D'Ambrosio
President and Chief Executive Officer

Michael C. Thurk
Chief Operating Officer



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

NOTICE OF THE
2007 ANNUAL MEETING OF SHAREHOLDERS

December 22, 2006

To our Shareholders:

The Annual Meeting of Shareholders of Avaya Inc., a Delaware corporation, will be held on Thursday, February 15, 2007 at 8:30 A.M., local time, at The Fairmont San Jose, located at 170 South Market Street, San Jose, California 95113 for the following purposes:

(1) to elect four nominees to Class 3 of our Board of Directors for a three-year term;

(2) to consider and act upon a proposal for the ratification of the selection made by our Audit Committee appointing PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2007;

(3) to consider and act upon a proposal to approve an amendment to the Avaya Inc. 2004 Long Term Incentive Plan;

(4) to consider and act upon a shareholder proposal if properly presented at the meeting; and

(5) to transact such other business that may properly come before the meeting and all adjournments or postponements of the meeting.

The record date for the determination of the shareholders entitled to vote at the meeting is fixed as of the close of business on December 19, 2006.

A list of shareholders entitled to vote at the Annual Meeting will be open to examination by any shareholder, for any purpose germane to the meeting, at the location of the Annual Meeting on February 15, 2007 and during ordinary business hours for ten days prior to the meeting at our headquarters located at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920.

Please note that only shareholders and their proxies are invited to attend the Annual Meeting. If you plan to attend the Annual Meeting, please check the box provided on the accompanying proxy card or, if you vote over the Internet or by telephone, follow the instructions provided to indicate that you plan to attend. Whether or not you plan to attend the Annual Meeting, we urge you to complete, sign, date and promptly return the enclosed proxy card or to vote over the Internet or by telephone so that your shares will be represented and voted at the Annual Meeting.

By Order of the Board of Directors

Pamela F. Craven
Secretary

YOUR VOTE IS IMPORTANT.
WE URGE SHAREHOLDERS TO COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD OR TO VOTE OVER THE INTERNET OR BY TELEPHONE.



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

PROXY STATEMENT FOR THE 2007 ANNUAL MEETING OF SHAREHOLDERS

About the Annual Meeting

Why have I received these materials?

The accompanying proxy is being mailed and made available electronically to our shareholders on or about December 22, 2006 and is solicited by the Board of Directors (the "Board") of Avaya Inc. (referred to throughout this Proxy Statement as "Avaya," "the Company," "we" or "our") in connection with our Annual Meeting of Shareholders that will take place on Thursday, February 15, 2007. You are cordially invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock ("Common Stock") as of the close of business on December 19, 2006 will be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote with respect to each matter to be voted on at the Annual Meeting. On October 2, 2006, there were 451,729,340 shares of Common Stock outstanding.

How do I vote my shares at the Annual Meeting?

If you are a "record" shareholder of Common Stock (that is, if you hold Common Stock in your own name in Avaya's stock records maintained by our transfer agent, The Bank of New York), you may complete, sign and date the accompanying proxy card and return it to Avaya or deliver it in person. In addition, you may vote through the Internet or by using a toll-free telephone number by following the instructions included with your proxy card. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for shareholders of record will close at 11:59 P.M. Eastern Standard Time on February 14, 2007.

"Street name" shareholders of Common Stock (that is, shareholders who hold our Common Stock through a broker or other nominee) who wish to vote at the Annual Meeting will need to obtain a proxy form from the institution that holds their shares and to follow the voting instructions on that form.

If you are a participant in the Avaya Inc. Savings Plan or Avaya Inc. Savings Plan for Salaried Employees or hold Common Stock in an Avaya Employee Stock Purchase Plan account, you will receive one proxy card for all shares that you own through those savings plans and in your Employee Stock Purchase Plan account. That proxy card will serve as a voting instruction card for the trustees or administrators of each of those plans where all accounts are registered in the same name. If you own shares through either of the savings plans or in an Employee Stock Purchase Plan account and do not vote, the savings plan trustees will vote your plan shares in the same proportion as shares for which instructions were received under each savings plan, and shares held in an Employee Stock Purchase Plan account will be voted in accordance with normal brokerage industry practices.

Can I change my vote after I return my proxy card or after I vote electronically or by telephone?

Yes. After you have submitted a proxy, you may change your vote at any time before the proxy is exercised by submitting a notice of revocation or a proxy bearing a later date. You may change your vote by: (i) submitting a new proxy card prior to the date of the Annual Meeting, (ii) voting again prior to the time at which the Internet and telephone voting facilities close by following the procedures applicable to those methods of voting, or (iii) attending the Annual Meeting in person and submitting a properly completed ballot at the designated time. In each event, the later submitted vote will be recorded and the earlier vote revoked.

What constitutes a quorum for purposes of the Annual Meeting?

The presence at the Annual Meeting in person or by proxy of the holders of a majority of the voting power of all outstanding shares of Common Stock entitled to vote shall constitute a quorum for the transaction of business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

The election of Directors at the Annual Meeting requires the affirmative vote of a plurality of the votes cast at the Annual Meeting by shares represented in person or by proxy and entitled to vote for the election of Directors. However, under our Corporate Governance Guidelines, in an uncontested election, any nominee for Director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election is required to tender his or her resignation for consideration by the Governance Committee and the Board following certification of the shareholder vote. See "Corporate Governance and Related Matters – Certain Corporate Governance Policies – Majority Voting Policy" for more information.

Each other item to be voted upon at the Annual Meeting requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter for approval.

What are the effects of abstentions and broker non-votes?

A properly executed proxy marked "ABSTAIN" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention on any matter other than the election of directors will have the effect of a negative vote on that matter.

If you are a street name shareholder, your bank, broker or other holder of record is permitted to vote your shares on the election of Directors and the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm even if that bank, broker or other holder does not receive voting instructions from you. A bank, broker or other similar holder may not vote on the proposal to amend the Avaya Inc. 2004 Long Term Incentive Plan or the shareholder proposal absent your instructions. Without your voting instructions, a "broker non-vote" will occur. A "broker non-vote" occurs when a bank, broker or other similar holder of record holding shares for a beneficial owner does not vote on a particular proposal because that bank, broker or other holder does not have discretionary voting power for that particular proposal and has not received instructions from the beneficial owner on how to vote the shares. If you hold your shares in street name through a broker or other nominee, shares represented by "broker non-votes" will be counted in determining whether there is a quorum but will not be counted as votes cast on any such proposal.

Who will oversee the voting results?

IVS Associates, Inc. (Independent Voting Services), 111 Continental Drive, Suite 210, Newark, Delaware 19713 is expected to act as Inspector of Elections and oversee the voting results.

What information do I need to attend the Annual Meeting?

Only shareholders and their proxies may attend the Annual Meeting. As a result, you will need an admission ticket to attend the Annual Meeting. If you are a record shareholder who received a paper copy of this Proxy Statement, an admission ticket is included with the mailing and is attached to the proxy card. If you are a street name shareholder or if you have received your proxy materials electronically, you may obtain an admission ticket in advance by sending a written request, along with proof of ownership, such as a bank or brokerage account statement or a statement indicating your holdings in an Avaya savings plan or Employee Stock Purchase Plan account, to our transfer agent, The Bank of New York, at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you arrive at the Annual Meeting without an admission ticket, we will admit you only if we are able to verify that you are an actual Avaya shareholder as of the record date of December 19, 2006.

How does the Board recommend that I vote?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board. The Board's recommendation is set forth together with the description of each item in this Proxy Statement. In summary, the Board recommends a vote:

- FOR the Directors' Proposal No. 1 for the election of the nominated Directors, as set forth on page II-6 of this Proxy Statement;
- FOR the Directors' Proposal No. 2 for the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2007, as set forth on page II-8 of this Proxy Statement;
- FOR the Directors' Proposal No. 3 for the approval of an amendment to the Avaya Inc. 2004 Long Term Incentive Plan, as set forth on page II-9 of this Proxy Statement; and
- AGAINST the shareholder proposal, as set forth on page II-15 of this Proxy Statement.

At the date this Proxy Statement went to press, the Board had no knowledge of any business other than that described in this Proxy Statement that would be presented for consideration at the Annual Meeting. If any other business should properly come before the Annual Meeting, or any adjournment thereof, the proxy holders will vote on such matters as recommended by the Board, or if no recommendation is given, in their own discretion in the best interests of Avaya.

Who will bear the expense of soliciting proxies?

Avaya will bear the cost of soliciting proxies in the form enclosed. In addition to the solicitation by mail, proxies may be solicited personally or by telephone, facsimile or electronic transmission by our employees and by a third-party proxy solicitation company. We have engaged Georgeson Inc., 17 State Street, New York, New York 10004, to assist in the solicitation of proxies at an estimated fee of $12,000 plus disbursements. We may also reimburse brokers holding Common Stock in their names or in the names of their nominees for their expenses in sending proxy materials to the beneficial owners of Common Stock.

What if multiple shareholders share the same address?

In accordance with notices previously sent to eligible record shareholders who share a single address, we are sending only one annual report and proxy statement to that address unless we received instructions to the contrary from any record shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, upon written or oral request, we will deliver promptly a separate copy of the annual report and proxy statement to a record shareholder who has been householded. Such requests can be made by contacting our transfer agent, The Bank of New York, at 1-866-22-AVAYA (or 1-866-222-8292) or by writing to The Bank of New York at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you are a record shareholder and would like for your proxy materials to be householded, you can contact our transfer agent at the number and address in the preceding sentence and request information on how to participate in householding for future annual meetings. In addition, if you are a record shareholder who no longer wishes to participate in householding, you can use the above-referenced telephone number and address to notify Avaya that you wish to receive a separate annual report and proxy statement for future annual meetings.

If you are a street name shareholder and own your shares through a broker or other nominee, you can request to participate in householding, or alternatively can request separate copies of the annual report and proxy statement, by contacting your broker or nominee.

Is there any information that I should know about future annual meetings?

Shareholder Proposals

Any shareholder who intends to present a proposal at the 2008 Annual Meeting of Shareholders (the "2008 Annual Meeting") must send the proposal via standard mail, overnight delivery or other courier service, to the Office of the Corporate Secretary at 211 Mt. Airy Road, Room 3C429, Basking Ridge, New Jersey 07920 so that it is received:

- on or before August 23, 2007 if the proposal is submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in our proxy materials for the 2008 Annual Meeting; or
- on or after December 2, 2007 and on or before January 1, 2008, if the proposal is submitted pursuant to Avaya's by-laws, in which case we are not required to include the proposal in our proxy materials. In order to be considered at the 2008 Annual Meeting, any proposal submitted must comply with the requirements set forth in Avaya's by-laws.

Electronic Access to Proxy Materials and Annual Reports

This Proxy Statement and Avaya's 2006 Annual Report are being made available on Avaya's Investor Relations website at http://investors.avaya.com. All shareholders (record and street name) can save Avaya the cost of printing and mailing these documents by visiting Avaya's Investor Relations website and following the instructions on how to sign up for electronic delivery of shareholder materials. In addition, if you are a record shareholder who is voting by telephone or over the Internet, you may choose this option by following the instructions provided. Moreover, if you are a street name shareholder, you may refer to the information provided by the institution that holds your shares and follow that institution's instructions on how to elect to view future proxy statements and annual reports over the Internet.

Where can I find voting results for the Annual Meeting?

We will announce preliminary voting results at the conclusion of the meeting and publish final results in our Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission ("SEC") for the second quarter of fiscal year 2007. We will also post the final results on the Investor Relations website, located at http://investors.avaya.com as soon as practicable after the results have been certified by our proxy tabulator.

Where can I find out more information about Avaya?

Avaya maintains a corporate website at www.avaya.com, and you can find additional information about Avaya through the Investor Relations website, located at http://investors.avaya.com. Visitors to the Investor Relations website can view and print copies of Avaya's SEC filings, including periodic and current reports on Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of our standing committees (Audit Committee, Compensation Committee, Finance Committee and Governance Committee), Avaya's Corporate Governance Guidelines and Avaya's Code of Conduct, *Operating With Integrity*, are all available through the Investor Relations website. Alternatively, *our shareholders and other interested parties may obtain, without charge, copies of all of these documents by writing to Investor Relations at the Company's headquarters.* Please note that the information contained on Avaya's websites is not incorporated by reference in, or considered to be a part of, this document.

I. PROPOSALS

PROPOSAL - 1

Directors' Proposal to Elect Directors

Our Board of Directors is currently comprised of thirteen members divided into three classes — Class 1, Class 2 and Class 3, with each class serving for a full three-year term. Messrs. Landy, Leslie and Terracciano and Dr. Stanzione are each Class 3 Directors who are nominees for election at the Annual Meeting. If elected by our shareholders, they will serve until our 2010 annual meeting. The Class 1 Directors will be considered for re-election at our 2008 annual meeting and the Class 2 Directors will be considered for re-election at our 2009 annual meeting.

Directors will be elected by the affirmative vote of a plurality of the votes cast at the Annual Meeting by the shares represented in person or by proxy and entitled to vote for the election of Directors. However, under our Corporate Governance Guidelines, in an uncontested election, any nominee for Director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election is required to tender his or her resignation for consideration by the Governance Committee and the Board following certification of the shareholder vote. See "Corporate Governance and Related Matters – Certain Corporate Governance Policies – Majority Voting Policy" for more information.

Messrs. D'Ambrosio and Thurk were each appointed to the Board effective November 2, 2006 as Class 2 and Class 1 Directors, respectively. Donald K. Peterson, our former Chairman, was a Class 3 Director. Effective September 30, 2006, Mr. Peterson stepped down from that position and therefore has not been nominated to stand for re-election to the Board.

Information with Respect to Nominees and Continuing Directors

The following table sets forth information as to persons who serve as our Directors.

Name	Age	Position	Board Class	Term Expires
Philip A. Odeen	71	Chairman of the Board and Lead Director	1	2008
Bruce R. Bond	60	Director	2	2009
Louis J. D'Ambrosio	42	Director, President and Chief Executive Officer	2	2009
Frank J. Fanzilli	50	Director	2	2009
Joseph P. Landy	45	Director	3	2007
Mark Leslie	60	Director	3	2007
Hellene S. Runtagh	58	Director	1	2008
Daniel C. Stanzione	61	Director	3	2007
Paula Stern	61	Director	1	2008
Anthony P. Terracciano	68	Director	3	2007
Michael C. Thurk	53	Director and Chief Operating Officer	1	2008
Richard F. Wallman	55	Director	1	2008
Ronald L. Zarrella	57	Director	2	2009

Nominees for election and re-election at this Annual Meeting (Class 3)

Joseph P. Landy — Mr. Landy has been a Director of Avaya since January 2003. Mr. Landy has been a managing member of Warburg Pincus LLC since October 2002 and has been co-president of Warburg Pincus LLC since April 2002. From September 2000 to April 2002, Mr. Landy served as an executive managing director of Warburg Pincus LLC. Mr. Landy has been with Warburg Pincus LLC since 1985. Mr. Landy was first appointed to Avaya's Board in January 2003 after being nominated for election to our Board by the Warburg Pincus Entities in connection with the transactions described under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions—Warburg Pincus Entities." On the Board's own motion, Mr. Landy has been nominated for re-election at the Annual Meeting.

Mark Leslie — Mr. Leslie has been a Director of Avaya since July 2001. Since February 2001, Mr. Leslie has been the Managing Director of Leslie Ventures, a private investment company. He is also an adjunct professor at Stanford Graduate School of Business. Mr. Leslie was Chairman of the Board of Veritas Software Corporation ("Veritas") from April 1997 until December 2001. Mr. Leslie is also a director of Network Appliance, Inc.

Daniel C. Stanzione — Dr. Stanzione was re-appointed by the Board as a Director of Avaya in August 2006. He previously served as a Director of Avaya from September 2000 until February 2006, when he resigned for personal reasons. Dr. Stanzione is President Emeritus of Bell Laboratories, where he began his career in 1972. Dr. Stanzione is also a Director of Quest Diagnostics, Incorporated and InterNAP Network Services Corporation.

Anthony P. Terracciano — Mr. Terracciano has been a Director of Avaya since February 2003. Mr. Terracciano served on the board of directors of American Water Works Company Inc. from 1997, and held the position of Vice Chairman of that company from 1998, until its acquisition by Thames Water in January 2003. From July 2000 to January 2002, he was chairman of Dime Bancorp, and he has previously held executive positions with Riggs Bank, First Union Corporation, First Fidelity Bancorporation, Mellon Bank Corp. and Chase Manhattan Bank. Mr. Terracciano previously served as a Director of Avaya as a nominee of the Warburg Pincus Entities, but he resigned as a Director effective December 19, 2002 in connection with transactions discussed under "Corporate Governance and Related Matters — Certain Relationships and Related Party Transactions." On the Board's own motion, Mr. Terracciano was subsequently re-elected to the Board in February 2003 with no affiliation to the Warburg Pincus Entities. Mr. Terracciano is also a Director of IKON Office Solutions, Inc. and Knoll, Inc.

Directors with Terms Expiring in 2008 (Class 1)

Philip A. Odeen — Mr. Odeen has been a Director of Avaya since October 2002. Effective October 1, 2006, he was appointed the Non-executive Chairman of the Board. He also currently serves as the Board's Lead Director. Mr. Odeen was previously Acting Chief Executive Officer of QinetiQ North America, a subsidiary of UK-based QinetiQ Holdings Limited, a provider of defense technology and security solutions, from October 2005 until June 2006. Mr. Odeen was the non-executive Chairman of The Reynolds and Reynolds Company ("Reynolds and Reynolds") from July 2004 until its sale to Universal Computer Systems Holding, Inc. in October 2006 and was previously the acting Chief Executive Officer of Reynolds and Reynolds from July 2004 to January 2005. Mr. Odeen served as Chairman of TRW, Inc. ("TRW") from February 2002 until its acquisition by Northrop Grumman Corporation in December 2002. Mr. Odeen was Executive Vice President of Washington Operations of TRW from 2000 to 2002. Mr. Odeen is also a Director of The AES Corporation, Convergys Corporation and Northrop Grumman Corporation.

Hellene S. Runtagh — Ms. Runtagh has been a Director of Avaya since February 2003. Ms. Runtagh served as President and Chief Executive Officer of the Berwind Group ("Berwind") from 2001 to 2002. Prior to joining Berwind, Ms. Runtagh was Executive Vice President of Universal Studios from 1999 to 2001. Ms. Runtagh is also a Director of Lincoln Electric Holdings, Inc. and Neustar Inc.

Paula Stern — Dr. Stern has been a Director of Avaya since December 2002. Dr. Stern has been Chairwoman of The Stern Group, Inc., a Washington, D.C-based economic analysis and international business and trade advisory firm, since 1988. Dr. Stern has held several high-level government positions dealing with international trade and foreign policy, including commissioner and chairwoman of the U.S. International Trade Commission. Dr. Stern is also a Director of Avon Products, Inc. and Hasbro Inc.

Michael C. Thurk — Mr. Thurk has been a Director of Avaya since November 2006 and has been our Chief Operating Officer since July 2006. He was previously our Senior Vice President and President, Global Communications Solutions from November 2005 until July 2006. From October 2004 until November 2005, Mr. Thurk was our Group Vice President, Global Communications Solutions. Mr. Thurk was our Group Vice President, Enterprise Communications Group from August 2002 until September 2004. Mr. Thurk was our Group Vice President, Systems, from January 2002 until July 2002. From June 1998 until December 2001, Mr. Thurk held various positions at Telefonaktiebolaget LM Ericsson including President, Ericsson Datacom Inc. and Vice President, Division Data Backbone and Optical Networks.

Richard F. Wallman — Mr. Wallman has been a Director of Avaya since December 2003. Mr. Wallman served as Senior Vice President and Chief Financial Officer of Honeywell International Inc. (and its predecessor AlliedSignal Inc.) from 1995 to July 2003. Mr. Wallman is also a Director of Ariba, Inc., ExpressJet Holdings, Inc., Hayes Lemmerz International, Inc. and Lear Corporation.

Directors with Terms Expiring in 2009 (Class 2)

Bruce R. Bond — Mr. Bond has been a Director of Avaya since February 2003. Mr. Bond is a retired executive with 23 years of experience in the Bell System and telecommunications industry. Mr. Bond serves as a Trustee of Black Rock Investments.

Louis J. D'Ambrosio — Mr. D'Ambrosio has been a Director of Avaya since November 2006 and has been our President and Chief Executive Officer since July 2006. Mr. D'Ambrosio was previously our Senior Vice President and President, Global Sales and Marketing from November 2005 until July 2006. From January 2004 until November 2005, Mr. D'Ambrosio was our Group Vice President, Global Sales, Channels and Marketing. From December 2002 until December 2003, Mr. D'Ambrosio was our Group Vice President, Avaya Global Services. Prior to December 2002, Mr. D'Ambrosio served in a number of executive positions with International Business Machines Corporation, including most recently as Vice President of Worldwide Sales and Marketing—Software Business.

Frank J. Fanzilli — Mr. Fanzilli has been a Director of Avaya since August 2006. Mr. Fanzilli has been a director of Interwoven, Inc. since July 2002 and has served as its non-executive chairman since March 2006. Previously, he spent eighteen years at Credit Suisse First Boston where he most recently served as the global chief information officer and a managing director until his retirement in April 2002. Mr. Fanzilli is also a Director of CommVault Systems, Inc.

Ronald L. Zarrella — Mr. Zarrella has been a Director of Avaya since February 2002. Since November 2001, Mr. Zarrella has been Chairman and Chief Executive Officer of Bausch & Lomb Incorporated. Prior to that, he spent seven years with General Motors Corporation where, from 1998 through 2001, he was Executive Vice President and President of General Motors North America.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF MESSRS. LANDY, LESLIE AND TERRACCIANO AND DR. STANZIONE.

PROPOSAL - 2

Directors' Proposal for the Ratification of the Selection of the Independent Registered Public Accounting Firm

The Board of Directors is asking shareholders to consider and act upon a proposal to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2007. PwC was our independent registered public accounting firm for the fiscal year ended September 30, 2006 and has audited our consolidated financial statements since we became a publicly traded company in September 2000. For additional information regarding services provided to the Company by PwC, please see "Corporate Governance and Related Matters–Audit Committee Information."

Although current law, rules and regulations, as well as the Charter of the Audit Committee, require Avaya's independent registered public accounting firm to be engaged and supervised by the Audit Committee, the Board is submitting the selection of PwC for ratification by shareholders as a matter of good corporate practice. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection of the external auditor and may conclude that it is in the best interests of Avaya to retain PwC for the current fiscal year. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Avaya and its shareholders.

Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that those representatives will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE SELECTION OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2007.

PROPOSAL - 3

Directors' Proposal to Approve an Amendment to the Avaya Inc. 2004 Long Term Incentive Plan

Background

The Board of Directors is asking shareholders to approve an amendment to the Avaya Inc. 2004 Long Term Incentive Plan (the "Plan") to increase the number of shares available for awards under the Plan by 26 million shares. No other amendments to the Plan are being proposed. This amendment to the Plan was approved by the Board on November 2, 2006 and will become effective upon receipt of the approval of Avaya's shareholders at the Annual Meeting. In the event that the required vote of the shareholders to approve the amendment to the Plan is not obtained, the amendment to the Plan will not become effective and the Company will continue to make grants of awards pursuant to the terms of the Plan as currently in effect and subject to applicable law.

The following is a summary of the principal provisions of the Plan as it exists and a brief description of the proposed amendment. The full text of the Plan as amended has been filed electronically with the SEC as an exhibit to this Proxy Statement.

Proposed Amendment

At this time, shareholders are being asked to approve an amendment to the Plan to authorize an additional 26 million shares for issuance in connection with awards made to eligible participants. The Company believes that additional shares are required to support the continuation of the Plan through its termination date of October 1, 2013. For information regarding shares currently available for issuance under the Plan, please see "—New Plan Benefits" below. All other terms and conditions of the Plan will remain unchanged. Set forth below are certain of the material terms and features of the Plan.

Administration

The Plan is administered by the Compensation Committee.

Term

The term of the Plan is the period beginning February 26, 2004 (the date the Plan was approved by our shareholders) and ending on October 1, 2013.

Eligibility

The Compensation Committee may select (i) executive officers and other employees actively employed by Avaya or its subsidiaries and (ii) Non-employee Directors to receive awards under the Plan. As of September 30, 2006, approximately 18,500 officers, employees and Non-employee Directors were eligible to participate in the Plan.

Awards

The Plan provides for the grant of options, stock appreciation rights, restricted stock awards, stock retainers for Non-employee Directors, performance awards, dividend equivalents and other stock unit awards, as such terms are defined in the Plan.

Shares Available as Originally Approved by Shareholders

As originally approved by shareholders and as currently in effect, the Plan has available 29 million shares for issuance in connection with awards made to eligible participants (subject to adjustment as provided below). Any shares granted as options (other than options with an exercise price of less than the fair market value of a share of Common Stock on the date of grant) or stock appreciation rights are counted against this limit as one share for every one share granted. Any shares granted as awards other than options or stock appreciation rights are counted against this limit as one and thirty-five hundredths (1.35) of a share for every one share granted; provided that for each option granted with an exercise price of less than the fair market value of a share of Common Stock on the date of grant, the number of full shares representing the aggregate value of the discount on the date of grant are counted against this limit as one and thirty-five hundredths (1.35) of a share for every one share granted. If any shares of our Common Stock are subject to an award, including an award under any of the predecessor plans that were incorporated into the Plan (the "Prior Plans") that was made prior to and remains outstanding as of the effective date of the Plan, that is forfeited, settled in cash, expires, or is otherwise terminated without the issuance of shares of our Common Stock, the shares of our Common Stock subject to that award will again be available for grant under the Plan if no participant has received any benefits of ownership in respect of those shares. In addition, the number of shares available for awards under the Plan will be increased by (i) the number of shares that the Company repurchases in the open market or otherwise with proceeds received from option exercises, (ii) shares that are tendered or withheld to pay the exercise price or purchase price of an award or to settle tax withholding or other obligations arising in connection with an award and (iii) shares of Common Stock that are not otherwise issued pursuant to an award, in each case including with respect to awards made under any of the Prior Plans prior to and remaining outstanding as of the effective date of the Plan.

Any shares of our Common Stock issued under the Plan, including in connection with substitute awards, may consist, in whole or in part, of authorized and unissued shares of our Common Stock, shares purchased in the open market or otherwise, treasury shares, or any combination of the foregoing as the Board or the Compensation Committee may from time to time determine.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off or other similar transaction or other change in corporate structure affecting the shares of our Common Stock, an adjustment will be made in the aggregate number, class and kind of shares of our Common Stock or other consideration which may be delivered under the Plan, in the number, class, kind and option or exercise price of shares of our Common Stock subject to outstanding awards, and in the number, class and kind of shares of our Common Stock subject to awards granted under the Plan, as might be determined to be appropriate by the Compensation Committee, in its sole discretion; provided that the number of shares of our Common Stock subject to any award will always be a whole number.

The number of shares available for grants under the Plan or to a participant in any fiscal year will not be reduced by awards granted or shares issued by the Company through the assumption of, or in substitution or exchange for, awards or the right or obligation to make future grants of awards in connection with the acquisition of another corporation or business entity.

Options; Stock Appreciation Rights

Options to purchase shares of our Common Stock may be granted under the Plan, either alone or in addition to other awards. Except in the case of substitute awards, the purchase price per share of our Common Stock purchasable under an option will be determined by our Compensation Committee, in its sole discretion. However, the purchase price will not be less than seventy-five percent (75%) of the fair market value, as defined in the Plan; of a share of our Common Stock on the date of the grant of the option. The term of each option will be fixed by our Compensation Committee in its sole discretion, but no option will be exercisable after the expiration of seven years from the date of grant. Options will be exercisable at such time or times as determined by our Compensation Committee at or subsequent to grant. Subject to the other provisions of the Plan and any applicable award agreement, any option may be exercised by the participant in such form or forms, including, without limitation, payment by delivery of cash or shares of our Common Stock or by any combination of cash or shares of our Common Stock.

In its sole discretion, our Compensation Committee may provide at the time of grant that the shares of Common Stock to be issued upon an option's exercise will be in the form of restricted stock or other similar securities, or may reserve the right so to provide after the time of grant. Upon termination of employment, other than for death, disability or retirement, a participant forfeits all unexercisable options and may exercise all exercisable options by the earlier of 90 days following such termination or the original expiration date of the options, except that, if the termination is the result of some actions initiated by us, the participant may exercise a portion of the previously unexercisable options within that period. Any repricing (as defined under the New York Stock Exchange ("NYSE") listing standards) of options or stock appreciation rights that are granted pursuant to the terms of the Plan will be subject to the approval of the Company's shareholders.

Stock appreciation rights may be granted to participants either alone or in addition to other awards and may, but need not, relate to a specific option or other award. Any stock appreciation rights related to an option may be granted at the same time such option is granted or at any time thereafter before exercise or expiration of such option. Our Compensation Committee may impose such conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate. To date, no stock appreciation rights have been granted under the Plan.

Performance Shares of Common Stock

Performance-based equity awards may be issued to participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the Plan. The performance criteria to be achieved during any performance period under the Plan and the length of the performance period will be determined by our Compensation Committee upon the grant of each performance award, but no performance period may be fewer than twelve months or greater than five years. Performance awards generally will be distributed only after the end of the relevant performance period. Performance awards may be paid in cash, Common Stock, other property or any combination thereof, in the sole discretion of our Compensation Committee at the time of payment. Performance awards may be paid in a lump sum or in installments following the close of the performance period.

Other Stock Unit Awards

Other awards of shares of Common Stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of our Common Stock or other property may be granted to participants, either alone or in addition to other awards. Other stock unit awards may be paid in shares of our Common Stock, other securities, cash or any other form of property as the Compensation Committee may determine. Our Compensation Committee may impose those conditions or restrictions on the exercise of any other stock award as the Committee may deem appropriate.

Restricted Shares of Common Stock

Restricted stock awards may be issued to participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the Plan. Except as otherwise determined by our Compensation Committee at the time of grant, upon termination of employment for any reason during the restriction period, all restricted stock awards still subject to restriction will be forfeited by the participant and reacquired by us.

Awards to Non-employee Directors

The Plan provides that Non-employee Directors are eligible to receive awards under the Plan. To the extent deemed appropriate by the Compensation Committee, awards may be granted to Non-employee Directors upon commencement of service on the Board. In addition, Non-employee Directors are eligible to receive retainer awards for continued service on the Board. Retainer awards granted pursuant to the Plan shall be made annually each March 1.

Awards to "Covered Employees"

The Plan provides that, if the Compensation Committee determines at the time that an award, other than an option or stock appreciation right with an exercise price not less than 100% of the fair market value of a share of Common Stock on the date of grant, is established for a participant and such participant is, or may be as of the end of the tax year in which Avaya would claim a tax deduction in connection with such award, a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code (the "Code") (i.e., the Chief Executive Officer or one of Avaya's vice presidents), then the Compensation Committee shall make the grant of the award subject to the Company attaining specified levels of one or any combination of the following for the relevant performance period: net income; net cash provided by operating activities; earnings per share from continuing operations; operating income; revenues; gross margin; return on operating assets; return on equity; economic value added; stock price appreciation; total shareholder return (measured in terms of stock price appreciation and dividend growth); or cost control, of the Company or the subsidiary or division of the Company for or within which the covered employee is primarily employed. The Compensation Committee will establish these performance goals within 90 days following the date of commencement of the applicable performance period, or by such earlier time as is prescribed by Section 162(m) of the Code or the regulations thereunder in order for the level to be considered "pre-established." The Committee, may, in its discretion, reduce the amount of any award subject to this section based on such criteria as it determines, including, but not limited to, individual merit. No participant may receive in any 36-month period during the term of the Plan beginning with the date the Plan was approved by the shareholders awards with respect to more than, in each case in the aggregate, (i) 1,500,000 shares of our Common Stock, (ii) $15 million in cash, other securities of the Company or other forms of property, or (iii) options or stock appreciation rights on more than 5,000,000 shares of our Common Stock.

Change in Control

The Plan generally provides that, unless our Compensation Committee determines otherwise at the time of grant with respect to a particular award, in the event of a "change in control," (i) any options and stock appreciation rights outstanding as of the date the change in control is determined to have occurred will become fully exercisable and vested; (ii) the restrictions and deferral limitations applicable to any restricted stock awards will lapse; (iii) all performance awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and such performance awards will be immediately settled or distributed; and (iv) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse, and such other stock unit awards or other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable. Please see "Executive Compensation and Other Information — Employment Contracts and Change in Control Arrangements — Change in Control Arrangements" for the definition of "change in control" under the Plan.

Other Key Provisions

Our Board may amend, alter or discontinue the Plan, but no amendment, alteration, or discontinuation may be made that would impair rights under an award previously granted under the Plan without the consent of an affected participant. Subject to the provisions of the Plan and any award agreement, the recipient of an award, including, without limitation, any deferred award may, if so determined by our Compensation Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the number of shares of our Common Stock covered by the award, and our Compensation Committee may provide that such amounts, if any, will be deemed to have been reinvested in additional shares of our Common Stock or otherwise reinvested. Unless otherwise specified by the Compensation Committee in the applicable award agreement, an award granted under the Plan to a participant may not be assigned other than by will or the laws of descent and distribution, and during the lifetime of the participant an award can only be exercised by that participant or his or her guardian or legal representative. However, an option granted to a Non-employee Director may be transferred in accordance with rules established by the Company to one or more of the Director's immediate family members, to a partnership of which the only partners are members of that immediate family or to a trust established by the Non-employee Director for the benefit of one or more members of that immediate family.

Market Value

The per share closing price of our Common Stock on the New York Stock Exchange on December 1, 2006 was $12.73.

New Plan Benefits

During fiscal 2006, the following equity awards were made under the Plan to the following groups:

	Stock Options	Restricted Stock Units (Including Performance-Vesting Awards)	Shares of Common Stock issued in connection with Director fees
All named executive officers as a group (1)	1,530,601	980,073	0
All Non-employee Directors as a group (2)	0	4,450	82,789
All employees, excluding named executive officers, as a group	4,972,813	1,883,378	0

(1) For additional information regarding awards made during fiscal 2006 to the named executive officers, see "Executive Compensation and Other Information – Summary Compensation Table," "Option Grants in Fiscal 2006" and "Long-Term Incentive Plans– Awards in Fiscal 2006."

(2) For additional information regarding awards made during fiscal 2006 to Non-employee Directors, see "Corporate Governance and Related Matters – Board of Directors' Compensation."

As of December 1, 2006, the following remain outstanding under the Plan: (i) an aggregate of 51,931,955 options at a weighted average purchase price of $14.27 with a weighted average remaining life of 4.18 years; (ii) 6,607,732 unvested restricted stock units; and (iii) 1,557,815 shares held in deferred compensation accounts. At issuance, these amounts would increase the total number of shares of our Common Stock outstanding, which, as of December 1, 2006, was 454,086,399 shares. Also as of December 1, 2006, 6,872,968 shares of Common Stock (subject to adjustment as permitted by the terms of the Plan) remain available for issuance under the Plan through its October 1, 2013 termination date, without giving effect to the amendment being proposed.

The values shown above for unvested restricted stock units and shares available for issuance under the Plan as of December 1, 2006 assume that outstanding performance-vesting awards vest based on the achievement of 100% of target. Assuming those awards were to vest with a payment at the maximum potential payout, the number of outstanding unvested restricted stock units would be 6,969,474 and the number of shares available for issuance under the Plan would be 6,384,617, each as of December 1, 2006.

Federal Income Tax Consequences

General

Avaya believes that, under present law, the following are the U.S. federal income tax consequences generally arising with respect to stock options. The grant of a stock option will create no tax consequences for a participant or Avaya. Upon exercising a stock option, a participant must recognize ordinary income equal to the difference between the fair market value of the Common Stock on the date of exercise and the exercise price. Avaya will be entitled to a deduction for the same amount. The treatment to a participant of a disposition of Common Stock acquired through the exercise of a stock option depends on how long the shares were held. Generally, there will be no tax consequence to Avaya in connection with a disposition of shares of Common Stock acquired under a stock option.

Similarly, the grant of a stock appreciation right or the grant of a restricted stock unit will create no tax consequences for a participant or Avaya. Upon the actual receipt of the underlying shares of Common Stock with respect to either of these awards, the participant must recognize ordinary income equal to the difference between the fair market value of the shares received and the price paid for the shares, if any. Avaya will be entitled to a deduction for the same amount. The fair market value of the shares that the participant receives will become the tax basis in those shares for federal income tax purposes. The participant will generally recognize capital gain or loss upon the sale as measured by the difference between the sales price and the participant's basis in the shares.

Section 409A of the Code

To the extent that any payments or benefits provided under the Plan are considered deferred compensation subject to Section 409A of the Code, Avaya intends for the Plan to comply with the standards for nonqualified deferred compensation established by Section 409A, which we refer to as the 409A Standards. To the extent that any terms of the Plan would subject participants to gross income inclusion, interest or an additional tax pursuant to Section 409A, those terms are to that extent superseded by the 409A Standards.

Certain Limitations on Deductibility of Compensation

In accordance with Section 162(m) of the Code, the deductibility for federal corporate tax purposes of compensation paid to certain individual executive officers of the Company in excess of $1 million in any year may be restricted, subject to certain exceptions. One exception applies to certain performance-based compensation, provided that this compensation has been approved by stockholders in a separate vote and certain other requirements are met, such as equity awards granted under the Plan. The Company believes that it is in the best interests of the Company's shareholders to meet the requirements for deductibility of Section 162(m) while still maintaining the goals of the Company's compensation programs. Accordingly, where it has been deemed necessary and in the best interests of the Company to continue to attract and retain the best possible executive talent, and to motivate such executives to achieve the goals inherent in the Company's business strategy, the Compensation Committee may approve compensation to executive officers which exceeds the limits of deductibility.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AMEND THE AVAYA INC. 2004 LONG TERM INCENTIVE PLAN.

PROPOSAL - 4

Shareholder Proposal on Executive Compensation

A shareholder has advised the Company that he intends to present the following resolution at the Annual Meeting. In accordance with the applicable proxy statement regulations, the proposed resolution and supporting statement are set forth verbatim below. The Board and the Company accept no responsibility for the contents of the proposed resolution or the supporting statement. Approval of this proposal would require the affirmative vote of a majority of the shares of Avaya common stock voting on the proposal in person or by proxy at the Annual Meeting.

The Company will provide the name and address of the proponent of the shareholder proposal and the number of shares the proponent holds promptly upon oral or written request for such information. Requests may be sent to the Corporate Secretary, Avaya Inc., 211 Mount Airy Road, Room 3C429, Basking Ridge, New Jersey 07920, or submitted by calling (908) 953-6000.

Shareholder Proposal

Resolved: The shareholders of Avaya Inc. ("Company") request that the Board of Directors' Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), that incorporates the following principles:

1. The performance criteria of the annual incentive component of the Plan should be benchmarked against peer group financial performance, and provide that no annual bonus shall be awarded unless the Company exceeds the median or mean performance of the selected group of peer companies;
2. The financial and/or stock price performance criteria of the long-term equity compensation component of the Plan should be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation used should be structured so compensation is received only when Company performance exceeds the median or mean performance of the peer group companies;
3. Company disclosure documents should allow shareholders to monitor the correlation between pay and performance established in the Plan.

Supporting Statement Submitted by the Shareholder Proponent

In a well-conceived executive compensation plan, there is a close correlation between the pay and corporate performance. The Company has stated that executive compensation for senior executives should promote value for its shareholders.

We believe that the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. According to The Corporate Library's annual CEO Pay Surveys, the median increase in CEO total compensation for S&P 500 companies from 2004 to 2005 was 3.66%, from 2003 to 2004 was 30.15%, and from 2002 to 2003 was 22.18%.

We believe pay-for-average-performance and escalating executive compensation result from two common and related executive compensation practices.

First, senior executive total compensation levels are targeted at peer group median levels instead of above those levels. Second, the performance criteria in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount without adequate benchmarks. This combination marries less than demanding performance criteria with generous total compensation targets.

We believe the Company fails to promote the pay-for-superior-performance principle. Company share price declined 13.95% between the end of 2002 and the end of 2005. During this period, compensation for CEO Donald K. Peterson increased 103.43% (not including the value of stock options) and 121.04% (including the value of stock options).

This Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe that only a plan to reward superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

Your Company's Statement in Opposition to the Shareholder Proposal

After careful consideration, the Board believes that this proposal is not in the best interests of Avaya or its shareholders. First, we believe that the Company appropriately benchmarks executive compensation. Second, we believe that the Compensation Committee requires flexibility to assign different performance metrics to different types of compensation. Third, we believe the proposal fails to consider the many factors relevant to evaluating the Company's performance along with the performance reported by peer companies. Finally, we believe that implementation of the proposal would severely limit the Compensation Committee's flexibility to establish a compensation program reasonably designed to attract, motivate and retain executive officers.

Avaya Benchmarks Executive Compensation

As set forth in the Compensation Committee's Report on Executive Compensation of this Proxy Statement (see "Executive Compensation and Other Information – Report on Executive Compensation"), the Company emphasizes a pay for performance philosophy, and the Compensation Committee already benchmarks compensation against a relevant peer group of companies.

For fiscal 2006, the peer group of companies was comprised of: Affiliated Computer Services, Inc., Bearing Point, Inc., CA, Inc. (formerly Computer Associates International, Inc.), DST Systems, Inc.; EMC Corporation, Fiserv, Inc., IKON Office Solutions, Inc., Intuit Inc., Level 3 Communications, Inc., NCR Corporation, Nortel Networks Corporation, Pitney Bowes Inc., Symantec Corporation and Unisys Corporation. In relation to the Peer Group, Avaya is between the median and 75th percentile in terms of revenues and below the 25th percentile in terms of market capitalization. In addition to benchmarking against this peer group, the Compensation Committee evaluates executive compensation by reviewing national surveys that cover a broader group of companies.

Different Metrics Apply to Different Forms of Compensation

In addition to using external benchmarks, the Compensation Committee also considers different performance metrics for different types of compensation. For example, in the case of annual incentive compensation, the Committee measures performance based on specific annual targets for revenue growth, operating income and cash flow. The Committee does not believe that a measure based on performance against a peer group of companies is suitable for short-term incentives because shareholder value tends to accumulate over time and a single year's performance may incorporate volatility that is not reflected in long-term returns to shareholders.

On the other hand, the Compensation Committee does believe that a measure of total shareholder return compared with a peer group of companies may be appropriate for certain long-term incentives. Accordingly, in fiscal 2007 the Compensation Committee has modified the metrics on which the vesting of grants of performance-vesting restricted stock unit awards are based. Previous awards of performance-vesting restricted stock units made by the Company provide for vesting if certain earnings per share targets are achieved over a three-year period. See, for example, "Executive Compensation and Other Information – Long-Term Incentive Plans – Awards in Fiscal 2006." However, vesting of awards of performance-vesting restricted stock units made in fiscal 2007 is based on the achievement of certain total shareholder return metrics over a three-year period as compared with a peer group of companies consisting of the S&P 500 Information Technology Index.

Performance may not be Comparable

The Compensation Committee also believes that mere mathematical averages may not be sufficient to ascertain performance versus a peer group. Each company reports financial information differently, based on its own experiences during the fiscal year. Extraordinary or non-recurring items incurred by one company may cause financial performance to appear better or worse than it actually is compared to that of another company. Limiting the receipt of cash or equity compensation only to those situations where performance exceeds the median or mean performance of a selected group of peer companies is arbitrary and may result in situations where executives are unnecessarily penalized, rather than rewarded, for their efforts or vice versa. In fiscal 2007, the Compensation Committee has chosen to apply total shareholder return to a portion of long-term compensation and to use an index rather than compiling companies in a peer group inasmuch as the Company has no true comparables but the index best captures the industry in which the Company operates.

The Compensation Committee Actively Exercises its Responsibility for Establishing Executive Officer Compensation

The Compensation Committee is responsible for discharging the Board's responsibilities relating to the compensation of executive officers and analyzes each element of compensation separately—whether salary, benefits or long- or short-term incentives—as well as in the aggregate as part of a total compensation package.

Total compensation must be competitive to attract the best talent to Avaya, motivate employees to perform at their highest levels, reward outstanding achievement and retain those individuals with the leadership abilities and skills necessary for growing the Company. The Compensation Committee has demonstrated its willingness to adapt its compensation programs, having first introduced performance-vesting restricted stock units in fiscal 2005 and now adopting a total shareholder return measure in fiscal 2007. The proposal, on the other hand, would apply a one-size-fits-all approach to all components of incentive compensation and would deprive the Compensation Committee of the flexibility it needs and has demonstrated that it will apply to determine what are the appropriate metrics to be applied to each of the various elements of executive compensation.

Conclusion

In the highly-competitive telecommunications technology industry, the Board believes that Avaya's current short-and long-term compensation programs work well in motivating, attracting and retaining talent, including executive officers. The Board believes that it is in the best interests of shareholders to provide the Company with the flexibility and discretion to use performance-based and other incentive compensation tools as appropriate based on the circumstances and information available at the time. For these reasons, the Board believes that the adoption of the shareholder proposal is both unnecessary and detrimental to the long-term interests of the Company's shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>AGAINST</u> THIS PROPOSAL FOR THE REASONS DISCUSSED ABOVE. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED <u>AGAINST</u> THIS PROPOSAL UNLESS A SHAREHOLDER INDICATES OTHERWISE IN VOTING THE PROXY.

II. CORPORATE GOVERNANCE AND RELATED MATTERS

CERTAIN CORPORATE GOVERNANCE POLICIES

Corporate Governance Guidelines

The Board of Directors has adopted the Corporate Governance Guidelines (the "Guidelines"), which provide a framework for Avaya's corporate governance initiatives and cover topics including, but not limited to, Board and committee composition, Director compensation and Director tenure. The Governance Committee of the Board is responsible for overseeing and reviewing the Guidelines and reporting and recommending to the Board any changes to the Guidelines.

The Guidelines provide that a majority of the members of the Board must meet the criteria for independence as required by applicable law and NYSE listing standards. No Director qualifies as independent unless the Board determines that the Director has no direct or indirect material relationship with the Company. In making its determination, the Board applies the following standards, in addition to any other relevant facts and circumstances:

- A Director who is an employee, or whose immediate family member is an executive officer of the Company, is not independent until three years after the end of such employment relationship.
- A Director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), generally is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.
- A Director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not independent until three years after the end of either the affiliation or the employment or auditing relationship.
- A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serves on that company's compensation committee is not independent until three years after the end of such service or the employment relationship.
- A Director who is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that makes payments to, or receives payment from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or two percent (2%) of such other company's consolidated gross revenues, in each case is not independent until three years after falling below such threshold.
- A Director who is, or whose immediate family member is, an officer, director or trustee of a not-for-profit organization that received contributions from the Company during the organization's most recent fiscal year equal to or greater than the lesser of $50,000 and one percent of the organization's total annual donations is not independent.

Using the independence standards identified above and considering any other relevant facts and circumstances, the Board has determined that each of Mr. Bond, Mr. Fanzilli, Mr. Landy, Mr. Leslie, Mr. Odeen, Ms. Runtagh, Dr. Stanzione, Dr. Stern, Mr. Terracciano, Mr. Wallman and Mr. Zarrella is independent.

Code of Conduct

Avaya's Code of Conduct, *Operating with Integrity*, is designed to help Directors and employees worldwide to resolve ethical issues in an increasingly complex global business environment. The Code of Conduct applies to all Directors and employees, including the Chief Executive Officer ("CEO"), the Chief Financial Officer, the Corporate Controller and any other employee with any responsibility for the preparation and filing of documents with the SEC. The Code of Conduct covers a variety of topics, including those required to be addressed by the SEC and the NYSE. Topics covered include, but are not limited to, conflicts of interest, confidentiality of information and compliance with applicable laws and regulations. Directors and employees of the Company receive periodic training on Avaya's Code of Conduct. The Code of Conduct is available at Avaya's Investor Relations website located at http://investors.avaya.com. Avaya may post amendments to or waivers of the provisions of the Code of Conduct made with respect to any of our Directors and executive officers on that website. During fiscal 2006, no amendments to or waivers of the provisions of the Code of Conduct were made with respect to any of our Directors or executive officers.

Majority Voting Policy

In May 2006, the Board approved an amendment to the Corporate Governance Guidelines to adopt a majority voting policy. Pursuant to this policy, in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" his or her election will, promptly following the certification of the shareholder vote, tender his or her written resignation to the Board for consideration by the Governance Committee. The Governance Committee will consider the resignation and will make a recommendation to the Board concerning whether to accept or reject it.

In determining its recommendation to the Board, the Governance Committee will consider all factors it deems relevant, which may include:

- the stated reason or reasons why shareholders "withheld" votes for the Director;
- the length of service and qualifications of the Director (including, for example, whether the Director serves on the Audit Committee of the Board as an "audit committee financial expert");
- the Director's contributions to the Company; and
- the current mix of skills and attributes of the Directors on the Board.

In deciding upon the appropriate course of action, the Board will consider the information, factors and alternatives considered by the Governance Committee and any additional information that the Board considers relevant. The Board will act on the Governance Committee's recommendation not later than ninety (90) days following the date of the shareholders' meeting at which the election occurred. Promptly following the Board's decision, the Company will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a Current Report on Form 8-K to be filed with the SEC.

In advance of their nominations for election and re-election at the Annual Meeting, each of the Director nominees signed a resignation to be submitted for consideration by the Governance Committee and the Board upon the condition that he receives a greater number of votes "withheld" than votes "for" his election at the Annual Meeting. Any such resignation will be effective only if accepted by the Board.

Equity Grant Policy

In May 2006, the Compensation Committee approved equity grant practices in the form of the Avaya Inc. Equity Grant Policy. Please see "Executive Compensation and Other Information — Report on Executive Compensation" for more information.

Related Party Transaction Policy

In May 2006, the Board approved Avaya's Procedures for the Review, Approval and Ratification of Related Party Transactions (the "Procedures"). Under the Procedures, Directors and executive officers of the Company are required to notify the Company of the existence or potential existence of a related party transaction, as defined by SEC rules. Directors are required to notify the Chairman of the Board, unless the Chairman is the affected Director, in which case he or she is required to notify the Lead Director. Since the positions of Chairman and Lead Director are currently filled by the same person, the Chairman of the Governance Committee must be notified in the event that the Chairman and Lead Director is the affected Director. Executive officers are required to notify the CEO, unless the CEO is the affected executive, in which case he or she is required to notify the Chairman.

Under the Procedures, the CEO, Chairman, Lead Director or the Chairman of the Governance Committee, as applicable, must conduct a preliminary inquiry into the facts relating to any existing or potential related party transaction. If, based upon that inquiry and the advice of legal counsel, the CEO, Chairman, Lead Director or Chairman of the Governance Committee, as applicable, believes that an actual or potential related party transaction exists, then he or she is required to notify the entire Governance Committee.

The Governance Committee is required to conduct a full inquiry into the facts and circumstances concerning the transaction and to determine the appropriate actions, if any, for the Company to take. The Governance Committee also has the discretion to recommend the matter to the full Board for consideration and decision. If the Governance Committee does not approve a transaction that is brought before it, then the matter automatically is forwarded to the full Board for review and consideration. Any Director who is the subject of an existing or potential related party transaction will not participate in the decision-making process of the Governance Committee or the full Board, as applicable, relating to what actions, if any, shall be taken by the Company in light of that transaction.

Director Common Stock Ownership Requirements

In May 2006, the Board approved and established guidelines requiring Common Stock ownership for all of our Non-employee Directors. Each Non-employee Director is required to own Avaya Common Stock that is equivalent to at least five times his or her current annual retainer within five years of the later of the date of adoption of these Common Stock ownership guidelines or the date his or her Board service began. Included in the calculation to determine whether or not an individual has met the ownership levels contained in the guidelines are, among other things, shares owned outright and up to fifty percent (50%) of the unrealized stock option gain on vested unexercised in-the-money stock options held by that individual. Stock ownership guidelines also have been established for our executive officers. See "Executive Compensation and Other Information—Report on Executive Compensation" for more information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Warburg Pincus Entities

On October 2, 2000, the Company sold to Warburg Pincus Equity Partners, L.P. and certain affiliated investment funds (the "Warburg Pincus Entities") four million shares of the Company's Series B convertible participating preferred stock and warrants to purchase Common Stock for an aggregate purchase price of $400 million. In the October 2000 transaction, the Warburg Pincus Entities also obtained the right to nominate a Director to Avaya's Board.

In March 2002, the Company and the Warburg Pincus Entities completed a series of transactions pursuant to which the Warburg Pincus Entities (i) converted all four million shares of the Series B preferred stock into Common Stock based on a reduced conversion price, (ii) exercised some of their warrants and (iii) purchased additional shares of Common Stock in a private offering. Following the transactions described above, the Warburg Pincus Entities owned 53,000,000 shares of our Common Stock and continued to hold warrants to purchase additional shares of our Common Stock. The Warburg Pincus Entities retained the right to nominate a Director to Avaya's Board of Directors, as long as that Director was independent of the Warburg Pincus Entities and was reasonably acceptable to our Board of Directors. In April 2002, the Warburg Pincus Entities exercised that contractual right and, accordingly, Mr. Terracciano was appointed to Avaya's Board as their nominee.

On December 23, 2002, Avaya and the Warburg Pincus Entities commenced an exchange offer to purchase approximately 70% of our then outstanding Liquid Yield Option Notes ("LYONs™") due 2021 (the "Exchange Offer") (LYONs is a trademark of Merrill Lynch & Co., Inc.). In consideration of the Warburg Pincus Entities' participation in the Exchange Offer (i) we reduced the per share exercise price of certain warrants held by them, (ii) the Warburg Pincus Entities exercised for cash a portion of those warrants to purchase an aggregate of 5,581,101 shares of Common Stock and (iii) the Warburg Pincus Entities agreed to convert all LYONs acquired by them into an aggregate of 1,588,548 shares of our Common Stock.

Mr. Terracciano resigned from the Board effective December 19, 2002, prior to the decision of the Board of Directors to proceed with the Exchange Offer. Mr. Terracciano may be entitled to indemnification by affiliates of the Warburg Pincus Entities against certain liabilities that he might have incurred as a result of serving as a Director of Avaya prior to that resignation. Under the agreement we entered into with the Warburg Pincus Entities in connection with the Exchange Offer, the Warburg Pincus Entities retained the right to nominate one individual for election to our Board as long as the Warburg Pincus Entities maintain beneficial ownership of a minimum number of shares of our Common Stock, and that individual may be affiliated with the Warburg Pincus Entities. In January 2003, Mr. Landy was appointed to the Board as their nominee.

In February 2003, the Board of Directors, on its own motion and independent of his prior nomination by the Warburg Pincus Entities, appointed Mr. Terracciano as a Director. Mr. Terracciano has no affiliation with the Warburg Pincus Entities.

In October 2003, the Warburg Pincus Entities disposed of 25,000,000 shares of our Common Stock, according to an amendment to its Schedule 13D filed with the SEC.

In October 2004, 1,143,564 warrants held by the Warburg Pincus Entities expired pursuant to their terms.

In August and September 2005, the Warburg Pincus Entities distributed to their partners an aggregate of 24,999,998 shares of our Common Stock, according to two amendments to its Schedule 13D filed with the SEC.

In October 2005, 5,379,732 warrants held by the Warburg Pincus Entities expired pursuant to their terms. In addition, the Warburg Pincus Entities (i) exercised the remaining warrants held by them, resulting in their acquisition of 5,236,861 shares of Common Stock and (ii) advised the Company that they had distributed to their partners an aggregate of 15,299,993 shares of Common Stock.

In September 2006, the Warburg Pincus Entities advised the Company that they sold 156,529 shares of our Common Stock in the open market. As a result of the foregoing, as of October 2, 2006, the Warburg Pincus Entities ceased owning any shares of our Common Stock, based upon public filings and information provided to us by these entities.

Other Relationships and Related Party Transactions

As previously disclosed, in 2004, Gyro Graphic Communications, Inc. and its affiliates ("Gyro") were selected to provide certain services regarding marketing events and demand generation activities related to the launch of various Avaya products. Avaya continued to obtain services from Gyro for similar events and activities during 2006. Garry K. McGuire, Jr., the President of Gyro USA, a division of Gyro, is the son of Garry K. McGuire, Avaya's Chief Financial Officer. In June 2005, Daniel Peterson, the son of Avaya's former Chairman and Chief Executive Officer, Donald K. Peterson, became employed by Gyro. During fiscal 2006, Avaya paid Gyro approximately $5.5 million for its services. The terms, including pricing, on which Avaya did business with Gyro during fiscal 2006 were compatible overall with those on which Avaya obtained similar services from other vendors.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

Our Board of Directors held a total of fourteen meetings during the fiscal year ended September 30, 2006. All individuals who were our Directors during fiscal 2006 attended seventy-five percent (75%) or more of the meetings of the Board and meetings of committees of the Board on which they served during fiscal 2006, except for Dr. Stanzione and Mr. Fanzilli. With respect to Dr. Stanzione, he was a Director of Avaya at the start of the fiscal year, but he did not attend any meetings of the Board or the Committees on which he served after he announced in December 2005 that, for personal reasons, he would not stand for re-election at the 2006 Annual Meeting. After being reappointed to the Board in August 2006, Dr. Stanzione attended all Board and committee meetings for which his presence was required through the end of fiscal 2006. With respect to Mr. Fanzilli, his appointment to the Board was not effective until August 2006. Mr. D'Ambrosio and Mr. Thurk did not join the Board until November 2006 and, as a result, did not participate in Board meetings during fiscal 2006 as Directors.

As a general matter, Board members are expected to attend Avaya's annual meetings. At Avaya's 2006 Annual Meeting, all members of the Board and nominees for election to the Board were present, except for one Director.

The chart below identifies the members of each of the committees of the Board, together with the number of meetings held by each of these committees during fiscal 2006:

	Audit	Compensation	Finance	Governance	Strategy and Integration
Number of Meetings	11	9	3	5	3
Name of Director: (1)					
Philip A. Odeen †		Chairperson			
Bruce R. Bond	Member		Member	Member	
Louis J. D'Ambrosio (2)					
Frank J. Fanzilli (3)	Member			Member	
Joseph P. Landy (4)		Member	Chairperson		
Mark Leslie		Member		Member	Chairperson
Hellene S. Runtagh	Member			Member	Member
Daniel C. Stanzione (5)		Member			Member
Paula Stern	Member			Member	
Anthony P. Terracciano (Audit Committee Financial Expert)	Member		Member	Chairperson	Member
Michael C. Thurk (2)					
Richard F. Wallman (Audit Committee Financial Expert)	Chairperson	Member	Member		
Ronald L. Zarrella		Member			

† = Non-executive Chairman of the Board and Lead Director

Member = Committee Member; Chairperson = Chairperson; (Audit Committee Financial Expert) = Audit Committee Financial Expert

(1) During fiscal 2006, Donald K. Peterson, our former Chairman of the Board and Chief Executive Officer, served as Chairman of the Finance Committee. He ceased holding that position effective September 30, 2006, when he retired as a member of the Board.

(2) Messrs. D'Ambrosio and Thurk were each appointed as members of the Board effective November 2, 2006 and did not serve on any of the Committees during fiscal 2006.

(3) Mr. Fanzilli became a member of the Board effective August 3, 2006. He was appointed to the Audit Committee effective September 1, 2006 and the Governance Committee effective November 2, 2006.

(4) Mr. Landy was appointed Chairman of the Finance Committee effective November 2, 2006.

(5) Dr. Stanzione served on the Audit Committee and the Governance Committee during fiscal 2006 prior to February 2006, at which time he resigned from the Board for personal reasons. After rejoining the Board effective August 3, 2006, Dr. Stanzione was appointed to the Compensation Committee effective November 2, 2006.

Standing Committees

The four standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, the Finance Committee and the Governance Committee, which, in addition to its other functions, acts as a nominating committee.

Audit Committee

The Audit Committee Charter requires that the Audit Committee be comprised of at least three members, all of whom are Non-employee Directors and at least one who meets the criteria of "audit committee financial expert," as defined by SEC rules. The Board has determined that Messrs. Terracciano and Wallman are audit committee financial experts under SEC rules. All members of the Audit Committee meet the independence requirements of, and have been deemed "financially literate" under, the NYSE rules. Although Mr. Wallman currently serves on the audit committee of more than three public companies other than Avaya, the Board has determined that his simultaneous service on those other companies' audit committees does not impair his ability to effectively serve as a member of Avaya's Audit Committee. The Board based its decision in part upon the Governance Committee's assessment of Mr. Wallman as highly effective in carrying out his role as chairman of the Audit Committee.

The Audit Committee has sole and direct authority to engage, appoint, evaluate, compensate and replace the independent auditors and it reviews and approves in advance all audit, audit-related and non-audit services performed by the independent auditors (to the extent those services are permitted by SEC rules and regulations). The Audit Committee meets with our management regularly to consider the adequacy of our internal controls and financial reporting process and the reliability of our financial reports to the public. This committee also meets with the independent auditors and with our own financial personnel and internal auditors regarding these matters. Both the independent auditors and the internal auditors have unrestricted access to this committee. The Audit Committee examines the independence and performance of our internal auditors and our independent auditors. In addition, among its other responsibilities, the Audit Committee reviews our critical accounting policies, our annual and quarterly reports on Forms 10-K and 10-Q and our earnings releases before they are published. See "—Audit Committee Information—Report of Audit Committee" for more information.

Compensation Committee

The Compensation Committee Charter requires that the committee be comprised of at least three members, all of whom are Non-employee Directors. All members of the Compensation Committee meet the independence requirements of the NYSE.

The Compensation Committee provides oversight and guidance in the development of compensation and benefit programs for all employees of the Company and administers management incentive compensation plans. The Compensation Committee reviews the individual goals and objectives of, and evaluates the performance of, the CEO, and it sets the CEO's compensation based on that evaluation. The Compensation Committee also establishes the compensation of officers and reviews the compensation of Directors. The Compensation Committee is responsible for reviewing and approving separation packages and severance benefits for the CEO and the CEO's direct reports. In addition, the Compensation Committee administers certain of the Company's compensation plans, including the Avaya Inc. Short Term Incentive Plan and the Avaya Inc. 2004 Long Term

Incentive Plan. The Committee may delegate (where legally permissible) authority to perform any of the responsibilities outlined in its charter where desirable to facilitate the operation or administration of any of the Company's compensation and benefits plans or programs.

To assist it in performing its duties, the Compensation Committee has sole authority to retain, at the Company's expense, and terminate any compensation consultant. The Compensation Committee utilizes the services of a compensation consultant to obtain benchmarking information, survey data and other relevant information and recommendations regarding executive compensation issues. For example, at the Compensation Committee's request, the compensation consultant will review recommendations made by the Company regarding executive compensation matters, assist the Compensation Committee in its understanding of peer group compensation and help formulate certain governance policies (e.g., executive officer stock ownership guidelines). See "Executive Compensation and Other Information — Report on Executive Compensation" for more information.

Finance Committee

The Finance Committee Charter states that any Director may be a member of the Finance Committee. The Finance Committee's primary duties and responsibilities are to assist the Board with respect to Avaya's financial condition and capital structure and other significant financial matters. Among other things, the Finance Committee discusses with management, and advises and makes recommendations to the Board where appropriate with respect to, Avaya's cash position and capital structure and the issuance, reservation, purchase, reclassification, listing or other changes in Avaya's capital stock and other securities. In addition, the Finance Committee reviews the investment policies and practices of the Company.

Governance Committee

The Governance Committee Charter requires that the Governance Committee be comprised of at least three members, all of whom are Non-employee Directors. All members of the Governance Committee meet the independence requirements of the NYSE.

The Governance Committee makes recommendations to our Board of Directors from time to time as to matters of corporate governance. Among other things, this committee monitors significant developments in the regulation and practice of corporate governance, it reviews the Company's governance structure, it evaluates and administers the Company's Corporate Governance Guidelines and it reviews the duties and responsibilities of each Director and leads the Board in its annual performance evaluation.

The Governance Committee is also responsible for recommending to our full Board nominees for election as Directors. To fulfill this role, the Governance Committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. Among other things, when assessing a candidate's qualifications, the Governance Committee considers: the number of other boards on which the candidate serves, including public and private company boards as well as not-for-profit boards; other business and professional commitments of the candidate; the need for the Board to have certain skills and experience; and the diversity, in the broadest sense, of the Directors then comprising the Board. In addition, Directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders while relying on the honesty and integrity of the Company's senior management and its outside advisors and auditors. Moreover, Directors are expected to act ethically at all times and adhere to the applicable provisions of Avaya's Code of Conduct, *Operating with Integrity*. The Governance Committee considers all of these qualities when determining whether or not to recommend a candidate for Director. The Governance Committee also utilizes the services of external search firms to help identify candidates for Director who meet the qualifications outlined above.

One of the nominees for re-election at the Annual Meeting, Mr. Leslie, has advised the Governance Committee and the Board that he received a "Wells Notice" that the SEC may commence a civil enforcement action against him in connection with his previous services while an employee of Veritas in 2000 and 2001. Under the SEC's rules, Mr. Leslie is permitted to make a "Wells Submission" in which he seeks to persuade the SEC that no such action should be commenced. Mr. Leslie has informed the Governance Committee and the Board that he has made such a submission. Veritas (now Symantec Corporation) has reported that it is in the process of negotiating a settlement of the SEC's investigation of that company with respect to the matter. The relevant transactions predated Mr. Leslie's tenure as a Director of the Company, and the SEC's inquiry is not directed at, and does not concern, the Company or any other member of the Board or management. While the Governance Committee determined that this matter was not material with respect to the Company, it did consider Mr. Leslie's disclosures when making its recommendation to the Board to nominate him for re-election at the Annual Meeting.

The Governance Committee considers qualified candidates for Director suggested by our shareholders. Shareholders may suggest qualified candidates for Director by writing to our Corporate Secretary at 211 Mt. Airy Road, Room 3C429, Basking Ridge, New Jersey 07920. Submissions that are received that meet the criteria outlined in the immediately preceding paragraph are forwarded to the Chairman of the Governance Committee for further review and consideration.

Special Committee

In addition to the four standing committees, the Board has created a special Strategy and Integration Committee to assist it in connection with the management changes announced by the Company during fiscal 2006. The members of this special committee are Mr. Leslie (Chairman), Ms. Runtagh, Dr. Stanzione and Mr. Terracciano.

Executive Sessions

Non-employee, or non-management, Directors meet regularly in executive sessions without management. They may include Directors, if any, who are not "independent" by virtue of the existence of a material relationship with the Company. Executive sessions are led by the "Lead Director." An executive session is held in conjunction with each regularly scheduled Board meeting and other sessions may be called by the Lead Director in his or her own discretion or at the request of the Board. Mr. Odeen has been designated as the Lead Director and has served in that capacity since February 2003, and, effective October 1, 2006, Mr. Odeen was elected the Non-executive Chairman of the Board. In addition to executive sessions of the Board, each of the Audit, Compensation and Governance Committees conducts an executive session as part of each regularly scheduled meeting that it holds.

Director Education

Avaya is committed to ensuring that its Directors remain informed regarding corporate governance initiatives and developing best practices. Avaya encourages its Directors to participate in director education programs and reimburses its Directors for the costs of seminars and training classes related to their service as members of Avaya's Board.

Contacting the Board of Directors

Any of our shareholders or interested parties who desire to contact Avaya's Chairman and Lead Director, Non-employee Directors as a group or the other members of the Board of Directors may do so electronically by sending an email to the following address: bdofdirectors@avaya.com. Alternatively, our shareholders or interested parties may contact the Chairman and Lead Director or the other members of the Board by writing to: Board of Directors, Avaya Inc., 211 Mt. Airy Road, Room 3C429, Basking Ridge, New Jersey 07920. Communications received electronically or in writing are distributed to the Chairman and Lead Director or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication received. For example, communications regarding accounting, internal accounting controls and auditing matters generally will be forwarded to the Chairman of the Audit Committee.

BOARD OF DIRECTORS' COMPENSATION

Upon becoming a member of Avaya's Board, each new Non-employee Director receives an inaugural grant of restricted stock units having a total value on the date of grant of $50,000. The restricted stock units vest six months following the date of grant and are placed in that Director's deferred share account under the Company's Deferred Compensation Plan. Assuming they have vested, the underlying shares of Common Stock are distributed to that Director upon retirement from the Board.

Annual retainers are paid on March 1 of the respective fiscal year. For fiscal 2006, all Non-employee Directors received an annual retainer of $100,000 other than Mr. Fanzilli and Dr. Stanzione, who received prorated amounts because they joined the Board mid-year. The chairman of the Audit Committee received an additional annual retainer of $20,000. The chairman of each of the Compensation and Governance Committee received an additional annual retainer of $10,000. Mr. Peterson did not receive a retainer for his service as Chairman of the Finance Committee in fiscal 2006 because employee Directors are not eligible to receive any remuneration for serving on the Board or any of its committees. Directors (other than Mr. Peterson) also received the following additional retainers for service on Board committees:

- Audit $10,000
- Compensation .... $ 5,000
- Finance .... $ 2,500
- Governance .... $ 5,000

Directors do not receive separate meeting fees. Members of the special Strategy and Integration Committee received fees of $30,000 for service on that committee, except for its chairman, who received $35,000.

Directors are required to elect to receive at least fifty percent (50%) of their retainers in our Common Stock, either to be distributed at the time of payment of their retainers or to be placed in their deferred share accounts under the Company's Deferred Compensation Plan. Any remaining amounts may be paid in cash, but in no event is the cash paid permitted to exceed 50% of the annual retainer. Directors also can elect to defer all or a portion of their cash retainers under our Deferred Compensation Plan. The interest rate on cash deferrals is determined by the Board. The Board has determined that the interest rate to be applied at the end of each fiscal quarter to each deferred cash account is 120% of the average 10-year U.S. Treasury note rate for the previous calendar quarter. No cash dividends accrue with respect to deferred shares.

Our Non-employee Directors received the following compensation during fiscal 2006:

Name (1)	Fees Earned Paid in Cash ($)(2)	Fees Earned Paid in Common Stock ($)	All Other Compensation ($)(3)	Total ($)(4)
Philip A. Odeen(5)	46,000	69,000	—	115,000
Bruce R. Bond	58,766	58,734	—	117,500
Frank J. Fanzilli(6)	31,247	81,247	67	112,561
Joseph P. Landy	7	107,493	—	107,500
Mark Leslie	69,018	75,982	—	145,000
Hellene S. Runtagh	72,516	72,484	—	145,000
Daniel C. Stanzione(7)	11	87,524	1,774	89,309
Paula Stern	57,500	57,500	—	115,000
Anthony P. Terracciano	24	157,476	3,044	160,544
Richard F. Wallman	—	137,500	—	137,500
Ronald L. Zarrella	52,500	52,500	—	105,000

(1) Messrs. D'Ambrosio and Thurk were each appointed as members of the Board effective November 2, 2006. Under Avaya's Corporate Governance Guidelines, Messrs. D'Ambrosio and Thurk are ineligible to receive compensation for their service as members of the Board or any of its committees because they are employees of the Company.

(2) Includes cash payments in lieu of receipt of fractional shares of Common Stock.

(3) Represents interest on amounts held in deferred compensation accounts.

(4) Amounts for Mr. Fanzilli and Dr. Stanzione are prorated based on their Board service for a portion of fiscal 2006.

(5) Non-executive Chairman of the Board and Lead Director.

(6) Mr. Fanzilli was appointed to the Board effective August 3, 2006.

(7) Dr. Stanzione served on the Board during fiscal 2006 through February 2006, when, for personal reasons, he decided not to stand for re-election to the Board. Dr. Stanzione was re-appointed to the Board in August 2006.

We also provide our Non-employee Directors with travel accident insurance when traveling in connection with Avaya-related business. Directors have an opportunity to participate in the Avaya Product Program for Directors, in which certain Avaya products (specifically, an Avaya IP Office system for one location with up to twenty telephones) and associated maintenance services are provided at no charge. However, the equipment and the related maintenance is taxable as income to any Director that chooses to participate, and the Company provides a gross-up for the resulting taxes. The cost of providing the products and the installation services for each Director who participates in the Avaya Product Program is estimated to be between $3,000 and $5,000, with maintenance services ranging from between $300 and $600 each year, depending upon the system installed. We do not provide a retirement plan or any other perquisites for our Directors.

In November 2006, the Board of Directors amended the compensation program for Non-employee Directors to provide additional annual retainers of $25,000 and $35,000 for each of the Lead Director and Chairman of the Board, respectively. Mr. Odeen has served as the Company's Lead Director since February 2003 and was appointed Chairman of the Board effective October 1, 2006. In December 2006, the Board of Directors further amended the compensation program for Non-employee Directors to provide for an additional annual retainer of $5,000 for the Chairman of the Finance Committee. Previously, only the chairpersons of the Audit, Compensation and Governance Committees received additional annual retainers for their service in those roles.

AUDIT COMMITTEE INFORMATION

The following "Report of the Audit Committee" does not constitute soliciting material and shall not be deemed filed or incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that Avaya specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts. Mr. Fanzilli was appointed as a member of the Audit Committee effective September 1, 2006.

Report of the Audit Committee

The Audit Committee acts under a written charter adopted and approved by the Board of Directors. The Audit Committee oversees Avaya's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that Avaya's consolidated financial statements were prepared in accordance with generally accepted accounting principles and the

Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees) and PCAOB Auditing Standard No. 2 (An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements).

In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from Avaya and its management, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Avaya's Annual Report on Form 10-K for the year ended September 30, 2006 for filing with the SEC.

Audit Committee

Richard F. Wallman (Chairman)

Bruce R. Bond *Frank J. Fanzilli* *Hellene S. Runtagh* *Paula Stern* *Anthony P. Terracciano*

Proxy Materials

Independent Registered Public Accounting Firm Information

Fees for services provided to Avaya by PricewaterhouseCoopers LLP

The following table presents fees for professional audit services rendered by our independent registered public accounting firm, PwC, for each of fiscal 2006 and fiscal 2005 and fees billed for other services rendered by PwC for those periods. Additional information regarding the nature of the services performed is provided below in the table.

Audit and Non-Audit Fees
(Dollars in Thousands)

	Year Ended September 30,			
	2006	% of total fees	2005	% of total fees
Audit Fees(1)	$6,404	82.5	$7,613	87.7
Audit-related Fees(2)	629	8.1	581	6.6
Tax Fees(3)	703	9.1	489	5.7
All Other Fees(4)	26	0.3	—	—
Total	$7,762	100.0	$8,683	100.0

(1) *Audit Fees*

The aggregate fees billed to Avaya by PwC for fiscal 2006 totaled approximately $6.4 million for the following services (including in some circumstances, related out-of pocket expenses): professional services rendered in connection with the audit of Avaya's financial statements incorporated by reference in Avaya's Annual Report on Form 10-K for fiscal 2006, the review of Avaya's financial statements included in Avaya's Quarterly Reports on Form 10-Q during fiscal 2006, the 2006 audit of effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, the attestation of management's report on the effectiveness of internal control over financial reporting, and services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements and for audits of Avaya's non-U.S. operations.

The aggregate fees billed to Avaya by PwC for fiscal 2005 totaled approximately $7.6 million for the following services (including in some circumstances, related out-of pocket expenses): professional services rendered in connection with the audit of Avaya's financial statements incorporated by reference in Avaya's Annual Report on Form 10-K for fiscal 2005, for the review of Avaya's financial statements included in Avaya's Quarterly Reports on Form 10-Q during fiscal 2005, the 2005 audit of effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, the attestation of management's report on the effectiveness of internal control over financial reporting and services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements and for audits of Avaya's non-U.S. operations, including Avaya-Tenovis GmbH & Co., KG (later renamed Avaya GmbH & Co., KG) and Spectel plc, and for audits of Avaya's non-U.S. operations.

(2) *Audit-Related Fees*

The aggregate fees billed to Avaya by PwC for assurance and related services that are reasonably related to the performance of the audit and review of Avaya's financial statements that are not already reported in clause (1) above totaled approximately $629,000 and $581,000 for fiscal 2006 and fiscal 2005, respectively. These services included benefit plan audits and non-U.S. audit-related services.

(3) *Tax Fees*

The aggregate fees billed to Avaya by PwC for professional services rendered by PwC for tax compliance, tax advice and tax planning totaled approximately $703,000 and $489,000 for fiscal 2006 and fiscal 2005, respectively. These services included U.S. and non-U.S. tax advisory and tax compliance services.

(4) *All Other Fees*

Other fees billed to Avaya by PwC for fiscal 2006 totaled approximately $26,000 and included benchmarking services on human resource practices. There were no other fees billed to Avaya by PwC for products and services provided by PwC for fiscal 2005.

Engagement of the Independent Registered Public Accounting Firm

The Audit Committee has the sole and direct authority to engage, appoint and replace our independent registered public accounting firm.

Independent Registered Public Accounting Firm Audit and Non-Audit Services Policy

The engagement of PwC to perform audit services on behalf of the Company or any of its subsidiaries requires pre-approval from the Audit Committee before PwC is engaged to provide those services. As a result, for fiscal 2006, the Audit Committee approved all audit services performed by PwC on behalf of the Company and its subsidiaries.

In accordance with its charter, the Audit Committee reviews non-audit services, if any, proposed to be provided by PwC to determine whether they would be compatible with maintaining PwC's independence. The Audit Committee has established policies and procedures for the engagement of PwC to provide non-audit services which require pre-approval from the Audit Committee before PwC is engaged to provide those services. The Audit Committee reviews and pre-approves specific categories of non-audit services (that are detailed as to the particular services) which PwC is to be permitted to provide, which categories do not include any of the prohibited services set forth under applicable SEC rules and regulations. This review includes an evaluation of the possible impact of the provision of such services by PwC on the firm's independence in performing its audit and audit-related services. As a result, for fiscal 2006, the Audit Committee approved all non-audit audit services performed by PwC on behalf of the Company and its subsidiaries.

Independent Registered Public Accounting Firm Selection for Fiscal 2007

PwC has been selected by the Audit Committee to serve as Avaya's independent registered public accounting firm for the fiscal year ended September 30, 2007. We are presenting a proposal to our shareholders for the ratification of their selection by the Audit Committee. Representatives of PwC are expected to be present at the Annual Meeting to make a statement, if they desire to do so, and to respond to appropriate questions from shareholders. See "Proposal 2–Directors' Proposal for the Ratification of the Selection of Independent Registered Public Accounting Firm."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires certain of our executive officers, our Directors and persons who own more than 10% of a registered class of Avaya's equity securities to file initial reports of ownership and changes in ownership with the SEC and the NYSE. These executive officers, Directors and shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to us and written representations from the applicable executive officers and our Directors, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis for the fiscal year ended September 30, 2006.

III. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table gives information about each entity known to Avaya to be the beneficial owner of more than five percent (5%) of the outstanding shares of our Common Stock as of the dates set forth below based on information filed by that entity with the SEC.

Name and Address	Number of Shares	Percent of Common Stock
Dodge & Cox(1) 555 California Street, 40th Floor San Francisco, California 94104	57,279,460	12.68%
ValueAct Capital Management, L.P.(2) 435 Pacific Avenue, Fourth Floor San Francisco, California 94133	31,158,600	6.89%
Lord Abbett & Co., LLC (3) 90 Hudson Street, 11th Floor Jersey City, New Jersey 07302	26,545,414	5.87%

(1) Represents the number of shares held as of September 30, 2006, according to a Form 13F filed by Dodge & Cox with the SEC on November 8, 2006. According to the Form 13F, Dodge & Cox has (i) sole voting authority as to 53,711,360 shares of our Common Stock, shared voting authority as to 571,800 shares of our Common Stock, no voting authority as to 2,996,300 shares of our Common Stock and (ii) sole dispositive power as to 57,279,460 shares of our Common Stock.

(2) Represents the number of shares held as of September 30, 2006, according to a Form 13F filed by ValueAct Capital Management, L.P. with the SEC on November 14, 2006. According to the Form 13F, ValueAct Capital Management, L.P. has sole voting authority and sole dispositive power as to 31,158,600 shares of our Common Stock.

(3) Represents the number of shares held as of September 30, 2006, according to a Form 13F filed by Lord Abbett with the SEC on November 14, 2006. According to the Form 13F, Lord Abbett has (i) sole voting authority as to 25,442,514 shares of our Common Stock, shared voting authority as to 0 shares of our Common Stock, no voting authority as to 1,102,900 shares of our Common Stock and (ii) sole dispositive power as to 26,545,414 shares of our Common Stock.

Set forth in the following table is the beneficial ownership of Common Stock as of the opening of trading on the NYSE on October 2, 2006 for our Directors, the executive officers listed in the Summary Compensation Table and Directors and executive officers as a group.

Name	Our Common Stock Beneficially Owned	Percent of Outstanding Shares Beneficially Owned
Louis J. D'Ambrosio	1,112,740(1)	*
Pamela F. Craven	1,292,409(1)(2)	*
Garry K. McGuire	1,751,687(1)(4)	*
Francis M. Scricco	846,636(1)	*
Michael C. Thurk	1,318,883(1)	*
Bruce R. Bond	58,655(2)	*
Frank J. Fanzilli	2,780(2)	*
Joseph P. Landy	27,917(2)(5)	*
Mark Leslie	118,218(1)(6)	*
Philip A. Odeen	141,410(1)(2)	*
Donald K. Peterson	6,467,312(1)(2)(3)(7)(8)	1.4%
Hellene S. Runtagh	62,180(2)	*
Daniel C. Stanzione	35,426(1)(2)	*
Paula Stern	59,914(1)(2)(9)	*
Anthony P. Terracciano	166,431(1)(2)	*
Richard F. Wallman	30,595(2)(10)	*
Ronald L. Zarrella	73,251(1)(2)	*
Directors and executive officers as a group, including those named above (21 Persons)	15,088,973	3.3%
Directors and executive officers as a group, including those named above but excluding Mr. Peterson (20 Persons)	8,621,661	1.9%

* Indicates less than 1%.

(1) Includes beneficial ownership of the following number of shares that may be acquired within sixty days of October 2, 2006 pursuant to stock options awarded under Avaya stock plans:

- Louis J. D'Ambrosio 860,803
- Pamela F. Craven 1,177,597
- Garry K. McGuire 1,657,636
- Francis M. Scricco 846,636
- Michael C. Thurk 1,148,025
- Donald K. Peterson 5,217,138
- Mark Leslie 56,786
- Philip A. Odeen 87,719
- Daniel C. Stanzione 17,441
- Paula Stern 24,351
- Anthony P. Terracciano 70,422
- Ronald L. Zarrella 28,169
- Directors and executive officers as a group 12,696,662

Proxy Materials

(2) Includes ownership of the following numbers of shares of Common Stock, including shares of Common Stock underlying restricted stock units that have vested or could vest within sixty days of October 2, 2006, for which receipt has been deferred under the Avaya Inc. Deferred Compensation Plan such that the shares would not be received within sixty days of October 2, 2006.

- Bruce R. Bond 24,570
- Pamela F. Craven 83,246
- Frank J. Fanzilli 2,780
- Joseph P. Landy 19,417
- Philip A. Odeen 39,691
- Donald K. Peterson........... 882,934
- Hellene S. Runtagh........... 24,570
- Daniel C. Stanzione 9,659
- Paula Stern 31,991
- Anthony P. Terracciano 2,978
- Richard F. Wallman 22,591
- Ronald L. Zarrella 45,082
- Directors and executive officers as a group.......... 1,189,510

(3) Includes beneficial ownership of the following numbers of shares of Common Stock underlying restricted stock units that may be acquired on or within sixty days of October 2, 2006:

- Donald K. Peterson.................................. 358,280(a)
- Directors and executive officers as a group............. 370,780(a)

(a) Mr. Peterson has elected to defer receipt of 358,280 shares of Common Stock underlying these restricted stock units until after his employment with the Company terminates effective December 31, 2006.

(4) Mr. McGuire may be deemed to beneficially own 86,197 of these shares through a limited liability company of which he is a member and his spouse is the managing member. Mr. McGuire disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein.

(5) Includes 8,500 shares held for Mr. Landy's spouse's retirement account.

(6) Includes 61,432 shares owned by family trusts, family partnerships and a family foundation in which Mr. Leslie disclaims any beneficial ownership, except to the extent of his pecuniary interests therein.

(7) Prior to Avaya's separation from Lucent Technologies Inc. ("Lucent"), Mr. Peterson held shares of Lucent common stock in a deferred account. Following the separation transactions, those shares were converted into 8,960 shares of Avaya Common Stock, and those shares, which are reflected in the total amount indicated, continue to be held in a deferred account for Mr. Peterson's benefit.

(8) Mr. Peterson stepped down as Avaya's Chief Executive Officer effective July 24, 2006 and ceased service as a Director of Avaya effective September 30, 2006.

(9) Includes 18 shares owned by trusts in which Dr. Stern disclaims any beneficial ownership, except to the extent of her pecuniary interests therein.

(10) Includes 8,400 shares held in a joint account with Mr. Wallman's spouse.

IV. EXECUTIVE COMPENSATION AND OTHER INFORMATION

Information under the headings "—Report on Executive Compensation" and "—Performance Graph" does not constitute soliciting material and shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that Avaya specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

REPORT ON EXECUTIVE COMPENSATION

General

The Compensation Committee of the Board of Directors (the "Committee") is comprised solely of Non-employee Directors that meet the independence requirements of the NYSE and qualify as "outside directors" under Section 162(m) of the Code. Dr. Stanzione was appointed as a member of the Committee effective November 2, 2006.

The Committee has sole authority to retain, at the Company's expense, and terminate any compensation consultant. Along those lines, during fiscal 2006 the Committee utilized the services of Frederic W. Cook & Co., Inc. to assist it in performing its duties. The Company retained a separate advisor on compensation matters, Mercer Human Resources Consulting LLC.

During fiscal 2006, the Compensation Committee held nine meetings. During the course of the year, the Committee discussed with its compensation consultant and with senior management the Company's overall philosophy and objectives regarding executive compensation. The Company's compensation program for executive officers in fiscal 2006 was constructed with that philosophy and those objectives in mind.

Compensation Philosophy and Objectives

Avaya's general compensation philosophy is that total compensation should be designed to attract, motivate and retain executive officers and employees in such a way as to create value for the benefit of the Company and its shareholders.

In support of that philosophy, the Committee believes that the main objective of the Company's compensation program should be to create a competitive total rewards package based on a pay-for-performance culture.

Avaya's market-based pay platform, which defines market pay relative to specific jobs, emphasizes the commitment to provide employees with a pay opportunity that is externally competitive and recognizes individual contributions. It aims to provide Avaya with an increased ability to attract and retain top talent and make more educated pay decisions.

To remain competitive, Avaya benchmarks total direct compensation (base salary, annual cash bonus and equity awards) against a relevant peer group of companies (the "Peer Group"). Companies were selected to be in the Peer Group based upon factors including, but not limited to, industry and market capitalization. The Committee periodically assesses the relevancy of the companies within the Peer Group and makes changes where appropriate. For fiscal 2006, the Peer Group was comprised of the following companies: Affiliated Computer Services, Inc., Bearing Point, Inc., CA, Inc. (formerly Computer Associates International, Inc.), DST Systems, Inc., EMC Corporation, Fiserv, Inc., IKON Office Solutions, Inc., Intuit Inc., Level 3 Communications, Inc., NCR Corporation, Nortel Networks Corporation, Pitney Bowes Inc., Symantec Corporation and Unisys Corporation. In relation to the Peer Group, Avaya is between the median and 75th percentile in terms of revenues and below the 25th percentile in terms of market capitalization. In addition to benchmarking against the Peer Group, the Committee evaluates executive compensation by reviewing national surveys that cover a broader group of companies.

Avaya is mindful of the need to remain flexible and react to specific business needs as they arise. For example, the Committee annually reviews the measures for short-and long-term incentive compensation. In fiscal 2007, based on that review, the Committee has changed the weighting given to the components under the Company's short-term incentive plan and changed the metrics used in connection with performance-vesting restricted stock units from earnings per share to total shareholder return. Along those lines, Avaya continues to monitor its compensation philosophy and objectives and make changes as appropriate to better position the Company for the future.

Elements of Executive Officer Compensation

To achieve its objective of creating a competitive total rewards package based on a pay-for-performance culture, the Company relies upon a mix of salaries, bonus opportunities, equity awards and other compensation. The following highlights the elements of Avaya's compensation program for executive officers, including the Chief Executive Officer ("CEO") and the other named executive officers:

Base Salaries

Base salaries are intended to be competitive relative to similar positions at companies of comparable size in our business, and base salaries are benchmarked against the Peer Group. Avaya structures base salaries to help attract, motivate and retain employees with a broad, proven track record of performance.

Base salaries are reviewed annually by the Committee. Consideration of salary adjustments, if any, is based on competitive market data collected regarding the Peer Group and individual performance. The Committee reviews and approves all executive officer salary adjustments as recommended by the CEO. The Committee reviews the performance of the CEO and establishes his base salary.

Mr. D'Ambrosio's annual base salary for fiscal 2006 was increased to $800,000 when he was elected CEO effective July 24, 2006. Mr. Thurk's annual base salary for fiscal 2006 was increased to $700,000 when he was elected Chief Operating Officer ("COO") effective the same date. Mrs. Craven's annual base salary for fiscal 2006 was increased to $440,000 when she was elected Chief Administrative Officer ("CAO") on August 3, 2006. The annual base salaries for the other named executive officers remained the same for fiscal 2006 as compared with fiscal 2005. The Committee based its decisions on salaries for fiscal 2006 on, among other things, feedback from its compensation consultant and a desire to remain competitive. In particular, the Committee carefully considered the roles and responsibilities of all of the named executive officers, including the new COO and CAO positions, when making decisions regarding base salaries.

Bonus Plan

The cash bonus program is designed to provide competitive cash payment opportunities based on individual results and behavior and overall Avaya financial performance. The opportunity for a more significant award increases when both Avaya and the employee achieve higher levels of performance.

The Company's cash bonus program is administered through the Avaya Inc. Short Term Incentive Plan ("STIP"). The STIP provides an opportunity for eligible employees, including the CEO and other executive officers, to receive cash bonuses based on the combination of corporate performance and individual performance.

At the beginning of each fiscal year, the Committee establishes corporate targets that must be achieved before bonuses will be considered under the STIP. In the event that corporate performance equals or exceeds those targets, cash bonuses may be paid to eligible employees at the end of that fiscal year under the STIP. For fiscal 2006, the Committee determined that corporate performance would be measured against operating income, cash flow and revenue growth with a weighting of 50%, 25% and 25% assigned to each of those components, respectively. The extent to which the Company achieves these targets is referred to as the "Avaya Performance Factor." For fiscal 2006, the Avaya Performance Factor was 83%.

The assessment of an executive officer's individual performance includes consideration of that executive officer's leadership qualities and achievement of stated objectives. Award targets for executive officers are set based upon both the work required to be performed and competitive market data. The annual target award for Mr. Peterson, our former Chairman and CEO, was 125% of his base salary of $940,000. For Mr. D'Ambrosio, who was elected CEO on July 24, 2006, the annual target award for his bonus was set at 100% of his base salary. However, for fiscal year 2006, three-quarters of his annual award were calculated using the salary and annual target for his previous position of $475,000 and 85%, respectively, and one-quarter of his annual award was calculated using the salary and annual target for his new position of $800,000 and 100%, respectively. For Mr. Thurk, who was elected COO on July 24, 2006, the annual target award for his bonus was set at 100% of his base salary. However, for fiscal year 2006, three-quarters of his annual award were calculated using the salary and annual target for his previous position of $475,000 and 85%, respectively, and one-quarter of his annual award was calculated using the salary and annual target for his new position of $700,000 and 100%, respectively. For Mrs. Craven, who was elected CAO on August 3, 2006, the annual target award for her bonus was set at 75% of her base salary. However, for fiscal year 2006, three-quarters of her annual award were calculated using the salary and annual target for her previous position of $380,000 and 70%, respectively, and one-quarter of her annual award was calculated using the salary and annual target for her new position of $440,000 and 75%, respectively. The annual target award for each of the other named executive officers is 85% of their respective base salaries.

An individual employee's target award under the STIP is determined by multiplying the Avaya Performance Factor by the employee's STIP target percentage (based on job level) and by a factor below, at, or greater than 100% that reflects the employee's individual performance. Adjustments to those target awards may be made at the discretion of the employee's supervisor, or in the case of the named executive officers, at the discretion of the Compensation Committee. Factors influencing adjustment decisions include, but are not limited to, the size of the aggregate pool of funds available for STIP awards and the desire to reward or retain key employees.

Equity-Based Program

Our long-term incentive plan is generally made available to selected individuals in the form of stock options and restricted stock units, providing an additional opportunity to accumulate Common Stock and wealth related to that ownership. These equity-based awards are designed to align management interests with those of shareholders. In fiscal 2005 and 2006, the Committee determined that 50% of the restricted stock units awarded to certain executive officers would be performance-vesting restricted stock units to help reinforce our philosophy that compensation should also be used to promote the Company's long-term performance goals.

The Committee structures the size of awards by balancing the interests of shareholders, in terms of the impact of dilution, with the need to provide competitive stock plans. The Committee bases individual grants of equity-based awards on various factors, including competitive market data, demonstrated sustained performance and each executive officer's demonstrated ability to contribute to Avaya's future success. The Company's ability and desire to retain key talent is also considered.

Stock option awards provide executive officers with upside opportunity for improving Avaya's stock price. In connection with their elections as CEO and COO, respectively, each of Mr. D'Ambrosio and Mr. Thurk received one-time grants of stock options having a term of 7 years and vesting in equal installments on the first, second, third and fourth anniversaries of their July 26, 2006 grant date. Otherwise, all stock options awarded to the named executive officers in fiscal 2006 have a term of seven years and vest in equal installments on the first, second and third anniversaries of the grant date.

Time-vesting restricted stock unit awards are granted to enhance the retention value for our executive officers. In connection with their elections as CEO and COO, respectively, Mr. D'Ambrosio and Mr. Thurk received one-time grants of restricted stock unit awards vesting fifty percent (50%) on each of the third and fourth anniversaries of their July 26, 2006 grant dates. On August 3, 2006, Mr. Scricco received a restricted stock unit award which vests one-third on each of the second, third and fourth anniversaries of the date of the award and Mrs. Craven received a restricted stock unit award which vests one-third on each of the first, second and third anniversaries of the date of the award. All other time-vesting restricted stock unit awards made to the named executive officers in fiscal 2006 vest fifty percent (50%) on each of the second and third anniversaries of the date of the award.

Performance-vesting restricted stock unit awards are granted to enhance alignment of the executive officers with the interests of shareholders. Awards of performance-vesting restricted stock units made to the named executive officers in fiscal 2006 have a one-year earnings per share ("EPS") target for fiscal 2008. The percentage of restricted stock units that may vest will vary depending upon the actual EPS calculated for fiscal 2008, subject to a minimum cumulative three-year EPS target below which no restricted stock units will vest. If the cumulative three-year EPS target for fiscal 2006, 2007 and 2008 is not achieved, then all of these restricted stock units will be forfeited and cancelled. See "—Value of Total Compensation for Fiscal 2006" below.

Certain Other Benefits

In addition to salaries, bonus opportunities and equity awards, Avaya provides its executive officers, including the CEO, with certain other benefits to assist Avaya in remaining competitive in the market for a high caliber management team. These perquisites include financial counseling services, a car allowance, reimbursement for home security systems, certain temporary housing expenses, limited personal use of the corporate aircraft and automobiles, and company-provided physical examinations. The Committee periodically reviews perquisites made available to the Company's executive officers, including the CEO, to ensure that they are in line with market practice. For additional information regarding perquisites made available to the Company's executive officers during fiscal 2006, please see the "Other Annual Compensation" column of the Summary Compensation Table.

Retirement Benefit Information

Certain of our executive officers are eligible to receive benefits under a non-contributory qualified pension plan, known as the Avaya Inc. Pension Plan for Salaried Employees ("APPSE"), which covers U.S. salaried employees hired before January 1, 2004. Pension amounts based on the pension plan formula, which exceed the applicable Code limitations with respect to qualified pension plans, are paid under a non-contributory unfunded supplemental pension plan.

Effective December 31, 2003, pension benefit accruals provided under the APPSE were frozen. When Avaya froze pension benefit accruals under the APPSE, it made corresponding changes to freeze accruals under the non-qualified supplemental pension plan. No new employees hired after December 31, 2003 participate in the APPSE or the supplemental pension plan.

In connection with the changes made to the APPSE and the non-qualified supplemental pension plan, Avaya enhanced the qualified savings plan (the Avaya Inc. Savings Plan for Salaried Employees, or "ASPSE"), which covers U.S. salaried employees, and created the Avaya Inc. Savings Restoration Plan ("ASRP"). The ASRP is an unfunded non-qualified deferred compensation plan designed to restore contribution opportunities lost under the ASPSE as a result of Code limits. The ASRP provides that executives will be able to defer compensation and receive Company allocations that cannot be made or received under the ASPSE due to limitations imposed by the Code.

For more information regarding these plans, including the estimated annual frozen pension benefits payable upon normal retirement age (65) for each of the executive officers listed in the Summary Compensation Table, please see "—Pension Plans."

Avaya Inc. Deferred Compensation Plan

The Avaya Inc. Deferred Compensation Plan is an unfunded, deferred compensation plan maintained primarily for our executive officers, including the CEO, and for members of the Board of Directors who are not employees of the Company. The purpose of the plan is to provide a means by which eligible employees and Non-employee Directors may defer the receipt of certain forms of compensation while at the same time giving the Company the present use of the compensation so deferred. As administered, the plan permits our executives to defer the receipt of shares of Common Stock underlying vested restricted stock units. Deferral of cash compensation by executive officers is not permitted and no cash dividends are accrued with respect to deferred shares. As of October 2, 2006, of the executive officers listed in the Summary Compensation Table, Mr. Peterson and Mrs. Craven had elected to defer the receipt of shares of Common Stock underlying vested restricted stock units. Please see "Security Ownership of Certain Beneficial Owners and Management" for more information.

Executive Officer Stock Ownership Requirements

In May 2006, the Board approved guidelines for stock ownership requirements for certain of its executive officers, including the named executive officers. Under these guidelines, our CEO is required to own Common Stock equal in value to at least five times his annual base salary. Additionally, the other executive officers covered by the guidelines are required to own Common Stock equal in value to at least three times their annual base salaries. The CEO and those executive officers generally have five years to achieve their respective ownership levels under the guidelines. Included in the calculation to determine whether or not an individual has met the ownership levels contained in those guidelines are, among other things, shares owned outright and up to fifty percent (50%) of the unrealized stock option gain on vested, unexercised, in-the-money stock options held by that individual.

Review of Compensation

CEO Compensation

Under the Committee's charter, the Committee is responsible for reviewing the CEO's individual goals and objectives, evaluating the CEO's performance and setting CEO compensation based on this evaluation and the Avaya Performance Factor discussed above. The Committee and the full Board conduct a formal review of the CEO's performance each fiscal year, and the Committee makes decisions with the concurrence of the Board regarding his compensation at the end of each fiscal year. The Committee uses specified criteria to help assess the performance of the CEO in addition to the financial results of the Company and performance against his annual objectives. Among other things, the Committee evaluates his ability: to act as a role model for ethics and integrity; to give serious attention to succession planning; to challenge the organization to exceed expected outcomes and results; to make decisive and timely decisions and make long-term decisions that create competitive advantage; and to be effective overall as a leader.

Following an evaluation of the CEO's performance, the Committee reviews the CEO's total compensation package, including base salary, short term incentive awards, long term incentive awards, benefits and perquisites. The components of Mr. D'Ambrosio's compensation for fiscal 2006 are identified below under "—Value of Total Compensation for Fiscal 2006" and in more detail under "—Summary Compensation Table." In addition, for information regarding certain pension benefits for which Mr. D'Ambrosio is eligible, please see "—Pension Plans."

The Board actively participates in the process of assessing the CEO's performance and in setting his compensation based on that assessment. Throughout the assessment, the Chairman of the Committee leads the Board in its discussion of the CEO's performance and the various elements of his compensation.

Other Employees

Under the Committee's charter, the Committee is responsible for reviewing the COO's individual goals and objectives, evaluating the COO's performance and setting the COO's compensation based on this evaluation and the Avaya Performance Factor discussed above. The performance of the COO is reviewed at least annually by the Committee.

In addition, the Committee reviews the individual performance of the officers reporting directly to the CEO and COO. The performance of those officers is reviewed at least annually by the Committee. In addition, the Committee is responsible for approving compensation and benefit programs for individuals holding positions classified as Vice President or higher. Moreover, the Committee is responsible for providing oversight and guidance in the development of compensation and benefit programs for all employees of the Company, including recommendations to the Board with respect to incentive compensation and equity-based plans.

Value of Total Compensation for Fiscal 2006 for Named Executive Officers

Set forth below is a summary of the dollar values of the total annual compensation provided, granted to or received by each of the named executive officers during the fiscal year ended September 30, 2006:

Name	Cash Compensation ($)			Potential Value of Fiscal 2006 Long-term Compensation Awards ($)			
	Salary Earned in Fiscal 2006	Bonus Earned for Fiscal 2006	Other (1)	Time-Vesting Restricted Stock Units (2)	Performance-Vesting Restricted Stock Units (3)	Stock Option Grants (4)(5)	Value of Total Compensation for Fiscal 2006 ($)
Donald K. Peterson	940,000	975,250	518,027	1,040,777	1,040,777	1,056,411	5,571,242
Louis J. D'Ambrosio	536,905	584,269	212,594	2,334,881	477,734	2,008,908	6,155,291
Michael C. Thurk	517,857	555,219	265,282	2,102,729	477,734	1,818,412	5,737,233
Pamela F. Craven	390,000	454,278	180,734	913,232	341,232	771,560	3,051,036
Francis M. Scricco	475,000	335,113	265,282	1,049,734	477,734	910,106	3,512,969
Garry K. McGuire	470,000	331,585	293,156	477,734	477,734	484,910	2,535,119

(1) The "Other" column is the total of the amounts shown in the "Other Annual Compensation" and "All Other Compensation" columns of the Summary Compensation Table.

(2) Amounts shown represent grants of time-vesting restricted stock units. All vest 50% on each of the second and third anniversaries of the award date, with the exception of: $1,857,146, and $ 1,624,994 for Messrs. D'Ambrosio and Thurk, respectively, which vest 50% on the third and fourth anniversaries of the award date; $572,000 for Mrs. Craven, which vests one-third each on the first, second and third anniversaries of the award date; and $572,000 for Mr. Scricco, which vests one-third each on the second, third and fourth anniversaries of the award date. Value is based on the closing price of Avaya stock on September 29, 2006, which was $11.44.

(3) Amounts shown represent performance-vesting awards with a one-year earnings per share ("EPS") target for fiscal 2008. The percentage of restricted stock units that may vest will vary depending upon the actual EPS calculated for fiscal 2008, subject to a minimum cumulative three-year EPS target below which no restricted stock units will vest. If the cumulative three-year EPS target for fiscal 2006, 2007 and 2008 is not achieved, then all of these restricted stock units will be forfeited and cancelled. Value is based on the closing price of Avaya stock on September 29, 2006, which was $11.44.

(4) Amounts shown are based upon the option grants identified under "—Option Grants in Fiscal 2006."

(5) For fiscal 2006, the Company began using a binomial model in calculating the fair value of stock options. In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), which requires the Company to recognize compensation expense for stock options and discounts under employee stock purchase plans granted to employees based on the estimated fair value of the equity instrument at the time of grant. The requirements of SFAS 123(R) became effective for the Company beginning in the first quarter of fiscal 2006.

As the Company has frozen the accrued benefit under its qualified and non-qualified pension plans, the table above does not reflect any increase in pension benefits that may accrue to the eligible named executive officers. However, included within the "Other" column above are Company contributions to the qualified ASPSE and allocations to accounts under the ASRP. For a description of their pension benefits and the ASRP, please see "—Pension Plans" below. The table above also does not reflect any compensation income resulting from changes in valuation of previous stock option grants or other equity-based compensation. Moreover, the actual value ultimately realized by the named executives under the equity-based compensation awards set forth above will vary based on, among other things, Avaya's operating performance and fluctuations in the Common Stock price. The table above also does not include severance or change-in-control benefits, which are discussed in more detail under "—Employment Contracts, Termination of Employment and Change in Control Arrangements."

Mr. Peterson's Separation Agreement

On July 24, 2006, the Company announced that Mr. Peterson stepped down as President and CEO. Effective as of that date, the Company and Mr. Peterson executed a Separation Agreement and General Release outlining the terms and conditions regarding his termination of employment. Under that agreement, Mr. Peterson received, among other things, a severance payment of $4.23 million and continuation of certain benefits. Mr. Peterson was not eligible for benefits under the Company's Involuntary Separation Plan for Senior Officers at the time of his separation. The terms of the agreement were approved by the Committee. For a complete description of the severance agreement, please see "Executive Compensation and Other Information – Employment Contracts, Termination of Employment and Change in Control Arrangements – Separation Agreements – Mr. Peterson's Separation Agreement." Mr. Peterson remained Chairman of the Board through September 30, 2006 and will remain a non-executive employee of the Company through December 31, 2006.

Mr. McGuire's Separation Agreement

On October 3, 2006, the Company announced that Mr. McGuire, its Chief Financial Officer and Senior Vice President – Corporate Development, would retire from that position and as an executive officer of the Company effective December 31, 2006. For the period beginning January 1, 2007 and ending March 30, 2007, Mr. McGuire will continue with the Company as a non-executive employee. On October 3, 2006 the Company and Mr. McGuire executed a Separation Agreement and General Release outlining the terms and conditions regarding his separation from the Company, which were generally as provided under the Company's Involuntary Separation Plan for Senior Officers. Under that agreement, Mr. McGuire will receive, among other things, an aggregate of $1.7 million and continuation of certain benefits. The terms of the agreement were approved by the Committee. For a complete description of the severance agreement, please see "Executive Compensation and Other Information – Employment Contracts, Termination of Employment and Change in Control Arrangements – Separation Agreements – Mr. McGuire's Separation Agreement."

Equity Grant Policy

In November 2006, the Committee approved equity grant practices in the form of the Avaya Inc. Equity Grant Policy. The policy was adopted by the Committee to formalize its procedures for making grants of equity awards. Under the policy, the Committee is responsible for approving equity award grants to reporting persons subject to Section 16 of the Securities Exchange Act of 1934 ("Section 16 employees"). Authority to make grants to all other employees is delegated to a stock award committee, of which Mr. Odeen, our Non-executive Chairman and Lead Director, is the sole member. Equity awards generally are granted in one of three scenarios: (i) in connection with annual awards made to employees near the beginning of each fiscal year, (ii) during the course of the year to newly hired employees in connection with their offers of employment and (iii) on a monthly basis to selected employees for retention and recognition purposes.

Annual Awards

At the beginning of each fiscal year, the Committee and the stock award committee may grant equity awards to eligible employees, including the named executive officers. Under the policy, all annual awards in any given fiscal year are to be granted with the same effective date, which, unless otherwise specified by the Compensation Committee, will be the first trading day following the date of the Compensation Committee meeting at which those grants are approved. Written approval must be obtained on or prior to that effective date.

In the event that the date of Committee and stock award committee approval falls within an earnings "blackout period" (as defined by the Company's Stock Trading Policy), then all annual awards for that fiscal year must be granted with an effective date of two business days following the date of the earnings announcement relating to that "blackout period." The grant price for all annual awards will be the same, and it will be calculated in accordance with the terms of the Avaya Inc. 2004 Long Term Incentive Plan or any other applicable plan under which they are made.

Mid-Year Awards to Newly-Hired Employees

With respect to any newly-hired Section 16 employee, any award issued in connection with his or her offer of employment must be approved by the Committee on or prior to the date his or her employment with Avaya commences. The grant date for the award will be the first business day of the month on or after the date on which his or her employment with Avaya commences.

With respect to any other newly hired employee, any award must be approved by the stock award committee on, and the grant date for the award shall be, the first business day of the month on or after the later of (i) the date his or her employment with Avaya commences and (ii) the date the request for approval is received by the Avaya Global Stock Plans group, which is responsible for administering equity awards. However, the Avaya Global Stock Plans group must be notified at least three business days prior to the first day of the month in which the grant is to become effective.

All Other Mid-Year Awards

All other mid-year grants to Section 16 employees will be granted on the first business day of the month on or after the date those awards are approved by the Committee. However, no grant will be awarded during an earnings "blackout period." If the award is to become effective on the first of the month following approval by the Committee and the first day of the month falls within an earnings "blackout period," then the award will be granted with an effective date of two business days following the date of the earnings announcement relating to that "blackout period."

All other mid-year grants to other employees must be approved by the stock award committee on, and the grant date for any such award will be, the first business day of the month following the date the request for approval is received by the Avaya Global Stock Plans group. However, the Avaya Global Stock Plans group must be notified at least three business days prior to the first day of the month in which the grant is to become effective.

Tax Deductibility of Compensation

The Code imposes a limitation on the deduction for certain executive officers' compensation unless certain requirements are met. Avaya strives to have all compensation fully deductible. However, Avaya has paid in the past and reserves the right to pay in the future compensation that is not deductible if it is in the best interests of Avaya. The Compensation Committee and Avaya have carefully considered the impact of these tax laws and have taken certain actions intended to preserve Avaya's tax deduction with respect to any affected compensation. Aside from grants of time-vested restricted stock units, all elements of executive officer compensation are expected to be fully deductible (except that, with respect to Mr. Peterson and Mrs. Craven, time-vested restricted stock units that were deferred until after each of his and her employment with the Company terminates, also are expected to be fully deductible).

Conclusion

The Committee believes that the Company's compensation program for executive officers supports the Committee's philosophy that compensation should be designed to attract, motivate and retain executive officers and employees in such a way as to create value for the benefit of the Company's shareholders. The Committee feels confident that, with the assistance of compensation consultants and through benchmarking, the Company's salary, bonus, equity-based and other compensation programs help enable the Company to create a competitive total rewards package. In addition, the Committee believes that this total rewards package helps reinforce the Company's commitment to maintaining a pay-for-performance culture. Based on a thorough review of all elements of the Company's executive compensation programs, policies and practices, the Committee believes that the total mix of compensation provided to the Company's executive officers, including the CEO, is appropriate.

Compensation Committee

Philip A. Odeen (Chairman)

Joseph P. Landy *Mark Leslie* *Daniel C. Stanzione* *Richard F. Wallman* *Ronald L. Zarrella*

PERFORMANCE GRAPH

The following graph is a comparison of the cumulative total return[1] of the performance of our Common Stock with the performance of the Standard & Poor's 500 Index and the performance of the Standard & Poor's 500 Information Technology Index for the five-year period beginning September 30, 2001 and ending September 30, 2006.



Avaya Inc.
S&P 500 Index
S&P 500 Information Technology Index
$200
$150
$100
$50
$0
Sep01
Mar02
Sep02
Mar03
Sep03
Mar04
Sep04
Mar05
Sep05
Mar06
Sep06

	9/30/01	3/31/02	9/30/02	3/31/03	9/30/03	3/31/04	9/30/04	3/31/05	9/30/05	3/31/06	9/30/06
Avaya Inc.	$100.00	$ 74.55	$14.44	$20.61	$ 10.10	$160.40	$140.81	$117.98	$104.04	$114.14	$115.56
S&P 500 Index	$100.00	$110.99	$79.51	$83.51	$ 98.91	$112.84	$112.63	$120.39	$126.44	$134.50	$140.08
S&P 500 Information Technology Index	$100.00	$124.74	$68.95	$84.01	$110.00	$121.02	$112.16	$118.00	$127.25	$133.97	$131.39

(1) Assumes the value of the investment in our Common Stock and each index was $100 on September 30, 2001 and that all dividends were reinvested. Historical stock performance during this period may not be indicative of future stock performance.

EQUITY COMPENSATION PLAN INFORMATION AS OF SEPTEMBER 30, 2006

The Company maintains the Avaya Inc. 2004 Long Term Incentive Plan pursuant to which it may grant equity awards to eligible persons. That Plan provides that any repricing of stock options is subject to the approval of the Company's shareholders. For a description of the Avaya Inc. 2004 Long Term Incentive Plan and the proposed amendment of that plan, see "Proposals – Proposal 3– Directors' Proposal to Approve an Amendment to the Avaya Inc. 2004 Long Term Incentive Plan."

In addition, the Company maintains the Avaya Inc. 2003 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows eligible employees to purchase Avaya Common Stock at a 15% discount from the fair market value (as defined under the ESPP) of a share of Avaya Common Stock on the date of purchase through payroll deductions.

The following table gives information about equity awards under the Company's above-mentioned Plans as of September 30, 2006.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders(1)(2)	43,227,919(4)	$10.4279	42,963,392(5)
Equity compensation plans not approved by shareholders(3)	498,786	$10.8827	—
Total	43,726,705	$10.4332	42,963,392

(1) In connection with the separation from Lucent in September 2000, Avaya assumed certain stock options granted to Avaya employees through Lucent plans, pursuant to which such stock options are exercisable for 6,861,468 shares of Avaya Common Stock. These options have a weighted average exercise price of $25.6370 per share. In addition to options, there is an aggregate of 530,803 shares of Common Stock underlying stock awards that have vested the receipt of which has been deferred. No further awards will be made under these assumed plans. Statistics regarding the assumed options and deferred shares are not included in the above table.

(2) In February 2001, the Company acquired VPNet Technologies, Inc. and assumed stock options under the VPNet Technologies, Inc. 1996 Stock Option Plan pursuant to which such stock options are exercisable for 91,241 shares of Avaya Common Stock. These options have a weighted average exercise price of $7.8449 per share. No further awards will be made under the VPNet plan. Statistics regarding the assumed options are not included in the above table.

(3) This figure reflects discretionary grants made prior to January 1, 2003 to Non-employee Directors of the Company under individual agreements not pursuant to a stock option plan of the Company. These grants were made to attract and retain qualified persons who are not employees of the Company for service as members of the Board of Directors by providing such members with an interest in the Company's success and progress. The awards are ten-year term non-qualified options to purchase Common Stock. The price of the options is the fair market value on the date the options are granted. The options became exercisable six months from the date of grant.

(4) This amount includes an aggregate of 1,027,013 shares of Common Stock the receipt of which has been deferred under the terms of the Avaya Inc. Deferred Compensation Plan. Since the shares have no exercise price, they have been excluded from the weighted average calculations in column (b).

(5) This amount includes an aggregate of 5,314,564 shares representing outstanding restricted stock unit awards vesting through 2010 and 24,351,360 shares remaining available for purchase under the 2003 Employee Stock Purchase Plan.

PENSION PLANS

Upon Avaya's separation from Lucent, Avaya adopted a non-contributory pension plan, known as the Avaya Inc. Pension Plan for Salaried Employees ("APPSE"), which covers salaried employees, including executives. Additionally, at that time, Avaya adopted a non-contributory supplemental pension plan. Both plans essentially replicated Lucent pension plans for management employees. In September 2003, Avaya announced that, effective December 31, 2003, the pension benefit accruals provided under the APPSE would be frozen. Corresponding changes also were made to the supplemental pension plan and the Avaya Inc. Savings Plan for Salaried Employees ("ASPSE"). The following is a summary description of the terms of the APPSE and the supplemental pension plan, in each case as modified in accordance with the announcement made in September 2003.

Participants who were employed by Lucent as of the date of the separation were given full credit under the APPSE for service and compensation accrued prior to the separation from Lucent under the Lucent pension plan. The APPSE was established on October 1, 2000 and it has two separate programs, the Service Based Program and Account Balance Program.

For former Lucent employees hired prior to 1999, the Service Based Program provides for annual pensions computed on a modified career average pay such that a participant's benefit is equal to:

- 1.4% of the participant's average annual pension eligible pay for the five years ending December 31, 1998, excluding the annual bonus award paid in December 1997, times the number of years of service prior to January 1, 1999; plus
- 1.4% of the participant's pension eligible pay from January 1, 1999 through December 31, 2003 including the annual bonus award paid in December 1997.

Participants must be at least age 55 with at least 15 years of service to become eligible for a service pension under the APPSE. Furthermore, if the sum of the participant's age and service is not at least equal to 80 years, a 3% reduction per year will be applied to the pension amount. After December 31, 2003, the participant's age and service will continue to count toward meeting this eligibility and, as applicable, reduce or eliminate the discount. However, the pension benefit will be the frozen amount accrued as of December 31, 2003.

The Account Balance Program was established generally for employees hired on or after January 1, 1999, including former Lucent employees hired after that date who transferred to the Company at the time of the separation. The Account Balance Program is a cash balance pension plan, which adds age-based pay credits and interest credits to a participant's account annually. The age-based pay credits range from 3% to 10%. Interest credits are determined annually and will be no less than 4%, but no greater than 10%. The final age-based pay credit was made on January 1, 2004 for plan year 2003. Because accrued benefits have been frozen, no further pay credits will be made to a participant's account. Interest credits, however, will continue to be made every December 31. No new employees hired after December 31, 2003 will participate in the APPSE.

Pension amounts under the APPSE are not subject to reductions for Social Security benefits or other offset amounts. Average annual pay includes base salary and certain pension-eligible bonus awards. However, federal laws place limitations on compensation amounts that may be included under the APPSE.

Pension amounts based on the pension plan formula, which exceed the applicable Code limitations with respect to qualified plans, are paid under the non-qualified supplemental pension plan. Compensation amounts that exceed the applicable federal limitations, including amounts related to bonus awards, are taken into account under our non-qualified supplemental pension plan. This plan is a non-contributory plan, and uses the same formula and eligibility rules as the APPSE to provide supplemental pension benefits to salaried employees, including Avaya executives.

Aside from paying pension benefits above the applicable Code limitations as accrued up to December 31, 2003, the non-qualified supplemental pension plan had a minimum pension benefit provision that was eliminated effective December 31, 2003. Additionally, the mid-career provision of the non-qualified supplemental pension plan, which also was part of the plan created at the spin-off and which provided for certain benefits based on factors including age, date of hire and job levels at date of hire and termination, was frozen as of December 31, 2003. As of September 30, 2006, the estimated annual frozen pension benefits payable at normal retirement age (65) for each of the executive officers listed in the Summary Compensation Table was as follows:

Name	Number of Years of Credited Service	Age 65 Annuity
Donald K. Peterson	11(1)	$242,762
Louis J. D'Ambrosio	—(2)	$ 9,969
Michael C. Thurk	—(2)	$ 17,038
Pamela F. Craven	36(3)	$109,802
Francis M. Scricco	—(4)	—(4)
Garry K. McGuire	—(2)	$ 30,962

(1) The years of credited service shown for Mr. Peterson are through his separation date from the Company effective December 31, 2006.

(2) Indicates participation in the Account Balance Program of the Pension Plan for Salaried Employees, for which years of credited service are not relevant.

(3) The years of credited service shown for Mrs. Craven assume continued service through age 65.

(4) Mr. Scricco joined the Company on March 29, 2004 and, as a result, is not eligible for pension benefits upon his retirement.

In connection with the changes made to the APPSE and the supplemental pension plan, Avaya enhanced the ASPSE and created the Avaya Inc. Savings Restoration Plan ("ASRP"), in which all executive officers and certain other employees whose compensation exceeds the limits described below, are eligible to participate. The ASRP is an unfunded non-qualified deferred compensation plan designed to restore contribution opportunities lost under the ASPSE as a result of Code limits, and it was implemented when pension benefits were frozen effective December 31, 2003. The ASRP provides that executives will be able to defer and receive company allocations that cannot be received under the ASPSE due to limitations imposed by the Code. For information on amounts allocated to the accounts of our executive officers, including the CEO, under the ASRP, please see the "All Other Compensation" column of the Summary Compensation Table.

It is anticipated that some of our non-qualified executive benefit plans, including the supplemental pension plan and the ASRP, will be supported by a benefits protection trust, the assets of which will be subject to the claims of our creditors. In the event of a change in control or a potential change in control of Avaya, certain additional funds might be required to be contributed to such trust to support benefits under such plans.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Employment Agreements

None of Avaya's executive officers, including the CEO, has an employment agreement with the Company or any of its subsidiaries.

Change in Control Arrangements

Incentive Plans

Avaya Inc. 2004 Long Term Incentive Plan

The Avaya Inc. 2004 Long Term Incentive Plan generally provides that, unless our Compensation Committee determines otherwise at the time of grant with respect to a particular award, in the event of a "change in control": (i) any options and stock appreciation rights outstanding as of the date the change in control is determined to have occurred will become fully exercisable and vested; (ii) the restrictions and deferral limitations applicable to any restricted stock awards will lapse; and (iii) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse, and such other stock unit awards or other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable. In addition, if a "change in control" occurs or is to occur during a performance period, the Compensation Committee shall determine the extent to which performance awards shall vest or shall be adjusted in light of such change in control.

The plan defines "change in control" to mean, generally: (i) an acquisition by any individual, entity or group (other than an acquisition directly from Avaya) of beneficial ownership of fifty percent (50%) or more of either the then outstanding shares of our Common Stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of Directors; (ii) a change in the composition of a majority of our Board which is not supported by our current Board; (iii) subject to certain exceptions, the approval by the shareholders of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets of or, if consummation of such corporate transaction is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency, the obtaining of such consent either explicitly or implicitly by consummation; or (iv) the approval of the shareholders of our complete liquidation or dissolution.

Avaya Inc. Deferred Compensation Plan

With respect to deferrals made prior to January 1, 2005, unless a contrary advance election is made, amounts deferred under the Avaya Inc. Deferred Compensation Plan will be paid in a lump sum as soon as practicable following a change in control. With respect to those deferrals, the definition of "change in control" under the Deferred Compensation Plan is substantially similar to the definition used for the Avaya Inc. 2004 Long Term Incentive Plan, but the change in control trigger under the Deferred Compensation Plan is twenty percent (20%) as opposed to fifty percent (50%). See "—Avaya Inc. 2004 Long Term Incentive Plan" above. With respect to deferrals made on or after January 1, 2005, amounts deferred under the Avaya Inc. Deferred Compensation Plan will be paid in a lump sum as soon as practical following a change in control. With respect to those deferrals, the definition of "change in control" will comply with the definition promulgated by the Internal Revenue Service pursuant to Section 409A of the Code.

Avaya Inc. Savings Restoration Plan

As described under "—Pension Plans" above, the ASRP provides certain eligible employees, including the executive officers named in the Summary Compensation Table, certain benefits otherwise limited under the ASPSE as a result of limitations under the Code. The plan provides that certain allocations made pursuant to the plan will be paid following a "change in control." The definition of "change in control" for the purposes of the ASRP is substantially similar to the definition used for the Avaya Inc. 2004 Long Term Incentive Plan. See "—Avaya Inc. 2004 Long Term Incentive Plan" above.

Severance Agreements

Effective September 1, 2004, each of Mr. Peterson, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire entered into agreements providing for certain severance benefits in the event of the termination of the employment of such executive officer following a change in control, as defined in each of their agreements. These agreements replaced prior agreements with each of those executives following an annual review conducted by our Board. Mr. D'Ambrosio entered into a similar agreement effective September 1, 2004, but it was replaced with a new agreement effective November 1, 2006 following his election as CEO. Under each agreement, severance is payable upon a company-initiated termination or a termination initiated by the applicable executive officer with good reason within two years following a change in control. The definition of "good reason" includes a reduction in that executive officer's compensation, substantial change in that executive officer's work location or the assignment of additional duties inconsistent in any material respect with, or materially greater in scope than, that executive officer's duties and responsibilities immediately prior to such change in control without an appropriate increase in targeted compensation. The definition of change in control is substantially similar to the definition used for the purposes of the Avaya Inc. 2004 Long Term Incentive Plan. See "—Incentive Plans—Avaya Inc. 2004 Long Term Incentive Plan" above.

The agreements for each of the executive officers named in the Summary Compensation Table other than Mr. D'Ambrosio and Mr. Peterson provide that they shall be entitled to two times the sum of their respective annual base salaries and target bonuses. The agreement for Mr. D'Ambrosio provides, and the agreement for Mr. Peterson provided, that they shall be entitled to three times the sum of their respective annual base salaries and target bonuses. By way of example, using their fiscal 2006 compensation figures, the named executive officers would have been entitled to maximum payouts ranging from $1,540,000 to $6,345,000 had the change in control provisions of their severance agreements been triggered in fiscal 2006. In addition, these executive officers are entitled to continuation of medical and life insurance and, except for Mr. Scricco, a pension enhancement payment for the period of severance. The Company will also generally pay to these executive officers an amount covering any excise tax on these benefits.

Each of these agreements has a term of one year and renews automatically each year thereafter unless terminated by our Board. The Compensation Committee annually reviews these agreements and will make a recommendation to our Board whether or not these agreements should be continued.

Involuntary Separation Plan

The Avaya Involuntary Separation Plan for Senior Officers, effective October 13, 2001 and as amended from time to time, is designed to provide a specific payment and certain benefit enhancements to eligible "Senior Officers" of Avaya, its affiliated companies and subsidiaries in the event that their employment is involuntarily terminated under certain conditions. As originally adopted, eligible "Senior Officers" included all senior officers who reported directly to the CEO who are designated "At Risk" under the Avaya Force Management Program Guidelines. Mr. Peterson was not a participant under the plan. A Senior Officer is "At Risk" if there is a company initiated termination other than for "cause," which is defined as: (i) conviction (including a plea of guilty or *nolo contendere*) of a felony or any crime of theft, dishonesty or moral turpitude; (ii) gross omission or gross dereliction of any statutory or common law duty of loyalty to Avaya; or (iii) any other violation of Avaya's Code of Conduct. "At Risk" does not include any termination that is caused by or results from a change in control of Avaya, and, as a result, this plan does not apply where one of the agreements listed under "—Severance Agreements" above is triggered. As originally drafted, in the event that a Senior Officer was involuntarily terminated by the Company other than for "cause," that Senior Officer was entitled to receive under the plan, upon executing a termination agreement and release, 150% of his final annual base salary, along with certain other benefits to continue for a period of time post-employment, including, but not limited to, certain medical benefits, financial counseling and outplacement services. In August 2006, the plan was amended to include the amount of a Senior Officer's STIP target in the severance calculation and to permit the CEO to participate in the plan. In November 2006, the plan was further amended to modify the definition of Senior Officers to include the CEO, the COO and any executive officer reporting directly to the CEO or COO who has a target award percentage under the STIP equal to or greater than seventy percent (70%).

Separation Agreements

Mr. Peterson's Separation Agreement

On July 24, 2006, the Company announced that Mr. Peterson stepped down as President and CEO. Effective as of that date, the Company and Mr. Peterson executed a Separation Agreement and General Release outlining the terms and conditions regarding his termination of employment. Mr. Peterson remained Chairman of the Board through September 30, 2006.

Pursuant to his separation agreement, Mr. Peterson agreed to continue service as a non-executive employee of the Company for a transition period from July 24, 2006 through and including December 31, 2006. As compensation for his services during his transition period, the Company agreed:

(i) to continue to pay him at his then-current rate of base salary through September 30, 2006 and to pay him an aggregate of $150,000 for the period from October 1, 2006 through his separation date, payable in three equal monthly installments;

(ii) to pay him an aggregate of $4,230,000 (less applicable federal, state and local withholding taxes and other appropriate deductions) on the last business day prior to December 31, 2006;

(iii) to continue his eligibility to receive a bonus for fiscal 2006 in accordance with the terms of the Company's STIP;

(iv) to provide him with continued coverage under the Company's group health, vision and dental plans for a period of six months following his separation date;

(v) to provide him with (a) financial counseling services for three months following his separation date and (b) outplacement services suitable to his position for a period of one year following his separation date;

(vi) to pay him $240,000 (less all applicable federal, state and local withholding taxes and other appropriate deductions) to offset his cost of purchasing post-employment medical coverage for himself and his spouse; and

(vii) effective as of his separation date, to accelerate the vesting of 45,489 restricted stock units granted to him on October 27, 2005 (the remainder of his outstanding unvested restricted stock units and stock options and vested but unexercised stock options continued to be governed by the terms and conditions of the plans under which they were granted).

In addition, during his transition period, Mr. Peterson continues to be entitled to participate in all employee benefit plans to which he was participating as of July 24, 2006. Moreover, during that time period, he continues to be entitled to the following: certain business related transportation; secretarial assistance; an office for use in a Company facility; and home security services.

Under the terms of his separation agreement, Mr. Peterson agrees to refrain from using, misappropriating or disclosing the Company's proprietary information. In addition, he agrees that through December 31, 2007, he will not, directly or indirectly, engage in certain competitive activities or solicit any of the Company's employees or customers.

Mr. McGuire's Separation Agreement

On October 3, 2006, the Company announced that Mr. McGuire, its Chief Financial Officer and Senior Vice President –Corporate Development, would retire from that position and as an executive officer of the Company effective December 31, 2006. On October 3, 2006, the Company and Mr. McGuire executed a Separation Agreement and General Release outlining the terms and conditions regarding his separation from the Company.

Pursuant to his separation agreement, after December 31, 2006, Mr. McGuire will become a non-executive employee of the Company for a transition period from January 1, 2007 through and including March 30, 2007. As compensation for his services during his transition period, the Company has agreed:

Proxy Materials

(i) to continue to pay him at his then-current rate of base salary through March 30, 2007;

(ii) to pay him a sum of $1,304,250 (less applicable federal, state and local withholding taxes and other appropriate deductions) on July 3, 2007;

(iii) to continue his eligibility to receive a bonus for fiscal 2006 in accordance with the terms of the Company's STIP;

(iv) to pay him a one-time lump sum payment of $350,000 (less applicable federal, state and local withholding taxes and other appropriate deductions) on July 3, 2007 as consideration for his agreement to remain in the position of Chief Financial Officer and to assist in assuring a successful transition;

(v) to provide him with continued coverage under the Company's group health, vision and dental plans for a period of six months following his separation date; and

(vi) to provide him with (a) financial counseling services for three months following his separation date and (b) outplacement services suitable to his position for a period of one year following his separation date.

In addition, during his transition period, Mr. McGuire will continue to be entitled to participate in all employee benefit plans to which he was participating as of October 3, 2006. Moreover, during that time period, he will continue to be entitled to certain business related transportation and home security services.

Under the terms of his separation agreement, Mr. McGuire agrees, among other things, to refrain from using, misappropriating or disclosing the Company's proprietary information. In addition, he agrees that, through April 1, 2008, he will not, directly or indirectly, engage in certain competitive activities or solicit any of the Company's employees or customers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are Mr. Odeen (Chairman), Mr. Landy, Mr. Leslie, Dr. Stanzione, Mr. Wallman and Mr. Zarrella. Mr. Landy was first appointed to Avaya's Board in January 2003 after being nominated for election to our Board by the Warburg Pincus Entities in connection with the transactions described under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions—Warburg Pincus Entities." Mr. Landy may be entitled to indemnification by affiliates of the Warburg Pincus Entities against certain liabilities that he may incur as a result of serving as a Director of Avaya.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by us for services rendered in all capacities during the fiscal year ended September 30, 2006 to our CEO, each other person who served as CEO during fiscal 2006 and our four other most highly compensated executive officers.

		Annual Compensation			Long-Term Compensation Awards		
Name and Position:	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Number of Securities Underlying Options (#)	All Other Compensation ($)
Donald K. Peterson	2006	940,000	975,250	158,258(6)	1,004,386(7)	206,766	359,769(10)(11)(12)
Former Chairman, President and	2005	940,000	—	109,550(6)	—	350,000	190,187(10)(11)
Chief Executive Officer(1)	2004	940,000	2,100,400	75,909(6)	—	—	49,106(10)(11)
Louis J. D'Ambrosio	2006	536,905	584,269	42,961(6)	1,978,891(7)	455,659	169,633(10)(11)(12)
Director, President and	2005	475,000	—	37,732(6)	—	115,000	32,254(10)(11)
Chief Executive Officer(2)	2004	475,000	664,000	37,659(6)	—	125,000	39,240(10)(11)(13)
Michael C. Thurk	2006	517,857	555,219	33,155(6)	1,789,151(7)	410,566	232,127(10)(11)(12)
Director and Chief Operating	2005	475,000	—	37,522(6)	—	115,000	70,185(10)(11)
Officer(3)	2004	475,000	664,000	32,284(6)	—	125,000	22,985(10)(11)
Pamela F. Craven	2006	390,000	454,278	35,439(6)	793,801(7)	167,792	145,295(10)(11)(12)
Chief Administrative	2005	385,846	—	36,599(6)	—	85,000	127,825(10)(11)(14)
Officer(4)	2004	378,333	456,500	34,523(6)	—	100,000	19,496(10)(11)
Francis M. Scricco	2006	475,000	335,113	83,576(6)	925,530(7)	194,909	181,706(10)(11)(12)
Senior Vice President —	2005	475,000	—	119,259(6)	—	115,000	67,047(10)(11)
Avaya Global Services	2004	242,663	827,400(8)	40,733(6)	1,558,000(9)	700,000	16,584(10)(11)
Garry K. McGuire	2006	470,000	331,585	62,212(6)	461,030(7)	94,909	230,944(10)(11)(12)
Chief Financial Officer and	2005	470,000	—	53,787(6)	—	115,000	72,812(10)(11)
Senior Vice President — Corporate Development(5)	2004	466,667	657,000	46,729(6)	—	125,000	125,729(10)(11)(15)

(1) Mr. Peterson stepped down as President and Chief Executive Officer effective July 24, 2006 and he retired as Chairman of the Board effective September 30, 2006. He will remain a non-executive employee through December 31, 2006.

(2) Mr. D'Ambrosio became President and Chief Executive Officer effective July 24, 2006 and a Director effective November 2, 2006.

(3) Mr. Thurk became Chief Operating Officer effective July 24, 2006 and a Director effective November 2, 2006.

(4) Mrs. Craven became Chief Administrative Officer effective August 3, 2006.

Proxy Materials

(5) Mr. McGuire will retire from his current position and as an executive officer of Avaya effective December 31, 2006 and will remain a non-executive employee through March 30, 2007.

(6) The executive officers named above receive various perquisites provided by or paid for by the Company pursuant to Company policies. SEC rules require us to disclose perquisites and other personal benefits, securities or property for a named executive officer unless the aggregate amount of that type of compensation is the lesser of either $50,000 or ten percent (10%) of the total annual salary and bonus reported for that named executive officer. SEC rules also require the Company to disclose each perquisite or other personal benefit exceeding twenty-five percent (25%) of the total perquisites and other personal benefits reported for a named executive officer. However, in an effort to promote transparency in disclosure, the Company has provided perquisite information regardless of whether or not those thresholds have been met.

Perquisites received may include financial counseling services, personal use of Company aircraft, automobile allowances, home security monitoring and power backup systems, personal use of company automobiles, certain temporary housing expenses and company-provided physical examinations. Amounts shown for all perquisites other than automobile allowances and personal use of Company automobiles include gross up payments equal to the taxes payable on those perquisites. Effective November 1, 2006, the Company also no longer provides gross-up payments for personal use of Company aircraft.

Perquisites received are as follows:

Name	Fiscal Year	Financial Counseling Services ($)	Personal Use of Company Aircraft (a) ($)	Automobile Allowance ($)	Home Security ($)	Personal Use of Company Automobiles(b) ($)	Other ($)
Donald K. Peterson	2006	23,299	109,587	16,800	6,783	1,789	—
	2005	30,000	55,870	16,800	3,185	3,695	—
	2004	30,000	23,381	16,800	3,223	1,701	804(c)
Louis J. D'Ambrosio	2006	20,000	—	16,800	—	646	5,515(d)
	2005	20,000	—	16,800	—	932	—
	2004	20,000	—	16,800	—	859	—
Michael C. Thurk	2006	16,216	—(e)	16,800	—	139(e)	—(e)
	2005	16,216	4,242	16,800	—	264	—
	2004	15,215	—	16,800	—	269	—
Pamela F. Craven	2006	18,639	—	16,800	—	—	—
	2005	18,639	—	16,800	—	1,160	—
	2004	17,489	—	16,800	—	234	—
Francis M. Scricco	2006	14,911	2,887	16,800	—	407	48,571(f)
	2005	20,000	2,188	16,800	—	1,067	79,204(f)
	2004	6,296	835	9,800	—	4,097	19,705(f)
Garry K. McGuire	2006	20,000	6,929	16,800	12,449	4,784	1,250(d)
	2005	20,000	9,502	16,800	2,936	4,549	—
	2004	20,000	—	16,800	5,433	4,496	—

(a) The Company does not require its executive officers to use the corporate aircraft for their personal travel. For fiscal 2006, the Board of Directors established an annual cap on the number of hours that the corporate aircraft may be used by its executive officers, including Mr. D'Ambrosio, at one hundred (100) hours in the aggregate of actual flight time. Personal use of the company aircraft by the CEO and the Company's other executive officers, including the named executive officers, during fiscal 2006, 2005 and 2004 represented approximately 5%, 4% and 1%, respectively, of the total flight time during each of those years.

- Values indicated reflect the incremental cost to the Company. Incremental cost is calculated based on the average cost of fuel, maintenance, engine insurance, handling and landing fees, contract personnel, and other travel and living expenses. Since the corporate aircraft are used primarily for business purposes, the values exclude fixed costs which do not change based on usage, such as the cost to lease the aircraft and pilots' and other employees' salaries, benefits and training.

- In fiscal 2006, the Company began including in its incremental cost calculations costs associated with "deadhead" legs (that is where no passengers were on the aircraft for a segment of the flight plan), attributable to personal travel. In addition, in fiscal 2006 the Company began including in its calculations the tax deductions lost by the Company as a result of personal use of the Company aircraft. As a result, amounts shown for fiscal 2006 include "deadhead" legs and lost corporate tax deductions and are not comparable to those for fiscal 2005 or 2004. For comparative purposes, set forth below is the total number of hours the corporate aircraft were used for personal travel by each of the named executive officers for each of fiscal 2006, 2005 and 2004, excluding "deadhead" legs:

	# of Hours		
Name	**2006**	**2005**	**2004**
Donald K. Peterson	29	31	14
Louis J. D'Ambrosio	—	—	—
Michael C. Thurk	—	2	—
Pamela F. Craven	—	—	—
Francis M. Scricco	1	2	1
Garry K. McGuire	2	5	—

(b) With respect to company owned vehicles, values have been determined by a formula which applies cost-per-mile based on the prior fiscal year's aggregate cost to the Company. Costs include fuel, drivers' salaries and benefits, vehicle lease, maintenance, and other costs related to maintaining and operating the vehicles. With respect to third party vehicles (e.g., car services) values represent the amounts invoiced to the Company by those third parties.

(c) Represents payments of above-market interest on deferred compensation payable with respect to deferred compensation accounts that were assumed by Avaya in connection with the separation from Lucent, which accounts have since been distributed.

(d) Represents the costs of company-provided physical examinations.

(e) Consistent with IRS regulations, the costs associated with use of the corporate aircraft and company-provided ground transportation for travel by Mr. Thurk from his office in Massachusetts to our corporate headquarters in New Jersey were allocated as business expenses for fiscal 2006, 2005 and 2004, respectively. Similarly, consistent with IRS regulations, the costs associated with temporary housing provided to Mr. Thurk while in New Jersey also were treated as business expenses for those years. Therefore, amounts indicated above do not include the costs associated with that aircraft travel, ground transportation or temporary housing during those years. During fiscal 2007, Mr. Thurk's principal office changed from Massachusetts to New Jersey following his election as COO. As a result, any such travel by Mr. Thurk to and from Massachusetts and our corporate headquarters in New Jersey and any such temporary housing costs will be treated as personal benefits and included as compensation earned beginning with fiscal 2007.

(f) Represents a temporary housing allowance.

(7) Amounts for 2006 are calculated based upon 90,977 restricted stock units granted to Mr. Peterson , 41,760 restricted stock units granted to Mr. D'Ambrosio, 41,760 restricted stock units granted to Mr. Thurk, 29,828 restricted stock units granted to Mrs. Craven, 41,760 restricted stock units granted to Mr. Scricco and 41,760 restricted stock units granted to Mr. McGuire, respectively, on October 27, 2005 at a closing price of $11.04; and 50,000 restricted stock units granted to each of Mrs. Craven and Mr. Scricco on August 3, 2006 at a closing price of $9.29. In connection with their elections as CEO and COO, Mr. D'Ambrosio and Mr. Thurk received one-time awards of 162,338 and 142,045 restricted stock units, respectively, on July 26, 2006 at a closing price of $9.35. Holders of these restricted stock units are not entitled to receive dividends on their awards.

The total number of restricted stock units held by Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire on September 30, 2006 was 90,977, 204,098, 183,805, 79,828, 191,760 and 41,760, respectively. The value of these restricted stock unit holdings on that date was $1,040,777, $2,334,881, $2,102,729 $913,232, $2,193,734 and $477,734, respectively, based upon the closing price of Avaya Common Stock on the NYSE on September 29, 2006, which was $11.44 per share.

(8) Includes a payment of $250,000 made pursuant to Mr. Scricco's offer of employment. Mr. Scricco commenced services with Avaya on March 29, 2004.

(9) Amounts for 2004 are calculated based upon the receipt by Mr. Scricco of an inaugural grant of 100,000 restricted stock units on March 29, 2004 at the closing price of $15.58. Mr. Scricco is not entitled to receive dividends on these restricted stock units.

(10) In 2006, company contributions to the qualified savings plan and allocations to accounts under the ASRP for Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire totaled approximately $56,400, $19,538, $29,972, $23,400, $28,500 and $28,200, respectively. In 2005, company contributions to the qualified savings plan and allocations to accounts under the ASRP for Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire totaled approximately, $182,424, $31,180, $67,290, $50,190, $63,144 and $67,620, respectively. In 2004, company contributions to the qualified savings plan and allocations to accounts under the ASRP for Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire were approximately $42,300, $15,325, $20,350, $17,100, $14,560 and $21,150, respectively. For additional information on the ASRP, please see "—Pension Plans" above. The ASRP was not implemented until 2004.

(11) Includes $8,369, $1,095, $3,155, $2,895, $4,206 and $5,744 for insurance premiums paid on behalf of each of Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire, respectively, for 2006. Includes $7,763, $1,074, $2,895, $2,635, $3,903 and $5,192 for insurance premiums paid on behalf of each of Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire, respectively, for 2005. Includes $6,806, $971, $2,635, $2,396, $2,024 and $4,579 for insurance premiums paid on behalf of each of Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire, respectively, for 2004.

(12) Includes 2006 payments under the Tenovis Special Incentive Plan in the amounts of $295,000, $149,000, $199,000, $119,000, $149,000 and $197,000 to Mr. Peterson, Mr. D'Ambrosio, Mr. Thurk, Mrs. Craven, Mr. Scricco and Mr. McGuire, respectively.

(13) Includes a relocation allowance in the amount of $22,944 for Mr. D'Ambrosio in 2004, including the appropriate tax gross-up.

(14) Includes a $75,000 "spot" award to Mrs. Craven for performance during fiscal 2005.

(15) Includes a $100,000 "spot" award to Mr. McGuire for performance during fiscal 2004.

LONG-TERM INCENTIVE PLANS—AWARDS IN FISCAL 2006

Name	Number of Shares, Units or Other Rights(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Donald K. Peterson	90,977	10/1/2005 – 9/30/2008	45,489	90,977	136,466
Louis J. D'Ambrosio	41,760	10/1/2005 – 9/30/2008	20,880	41,760	62,640
Michael C. Thurk	41,760	10/1/2005 – 9/30/2008	20,880	41,760	62,640
Pamela F. Craven	29,828	10/1/2005 – 9/30/2008	14,914	29,828	44,742
Francis M. Scricco	41,760	10/1/2005 – 9/30/2008	20,880	41,760	62,640
Garry K. McGuire	41,760	10/1/2005 – 9/30/2008	20,880	41,760	62,640

(1) Represents grants of restricted stock units during fiscal 2006 made under the Avaya Inc. 2004 Long-Term Incentive Plan. The restricted stock units are performance-vesting with a one-year EPS target for fiscal 2008. The percentage of restricted stock units that may vest will vary depending on the actual EPS calculated for fiscal 2008, subject to a minimum target below which no restricted stock units will vest. If a cumulative three-year EPS target for fiscal 2006, 2007 and 2008 is not achieved, then all of these restricted stock units will be forfeited and cancelled.

OPTION GRANTS IN FISCAL 2006

The following table sets forth information concerning individual grants of stock options made under the Avaya Inc. 2004 Long Term Incentive Plan during fiscal 2006 to each of the executive officers listed in the Summary Compensation Table.

Name	Individual Grants: Number of Securities Underlying Options Granted	% of Total Options Granted to Employees During Fiscal 2006	Exercise or Base Price ($/SH)(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)	
					5%	10%
Donald K. Peterson	206,766	3.2%	$11.175	10/26/2012	$ 901,373	$2,137,720
Louis J. D'Ambrosio	94,909	1.5%	$11.175	10/26/2012	$ 413,745	$ 981,249
	360,750	5.5%	$ 9.240	7/25/2013	$1,412,837	$3,239,717
Michael C. Thurk	94,909	1.5%	$11.175	10/26/2012	$ 413,745	$ 981,249
	315,657	4.9%	$ 9.240	7/25/2013	$1,236,236	$2,834,759
Pamela F. Craven	67,792	1.0%	$11.175	10/26/2012	$ 295,532	$ 700,890
	100,000	1.5%	$ 9.300	8/02/2013	$ 377,196	$ 880,358
Francis M. Scricco	94,909	1.5%	$11.175	10/26/2012	$ 413,745	$ 981,249
	100,000	1.5%	$ 9.300	8/02/2013	$ 377,196	$ 880,358
Garry K. McGuire	94,909	1.5%	$11.175	10/26/2012	$ 413,745	$ 981,249

(1) In accordance with the Avaya Inc. 2004 Long Term Incentive Plan, stock options are granted at the average of the high and low price of a share of Common Stock on the NYSE on the date of grant.

(2) The potential realizable value uses the hypothetical rates specified by the SEC and is not intended to forecast future appreciation, if any, of our Common Stock price.

AGGREGATE OPTION EXERCISES IN FISCAL 2006 AND VALUES AS OF SEPTEMBER 30, 2006

The following table sets forth information concerning each exercise of stock options during fiscal 2006 by each of the executive officers listed in the Summary Compensation Table and the value of unexercised options as of September 30, 2006.

			Number of Securities Underlying Unexercised Options		Value of Unexercised In-the-Money Options ($)(1)	
Name	**Number of Shares Acquired On Exercise**	**Value Realized ($)**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Donald K. Peterson	552,000	4,604,238	5,089,883	277,599	7,652,309	649,624
Louis J. D'Ambrosio	150,000	1,291,500	787,500	518,159	4,790,625	1,365,676
Michael C. Thurk	—	—	1,074,722	452,233	5,050,727	1,071,266
Pamela F. Craven	105,000	867,300	1,138,333	184,459	1,292,381	372,634
Francis M. Scricco	—	—	815,000	194,909	—	239,151
Garry K. McGuire	204,000	1,759,293	1,588,500	132,409	3,276,840	341,651

(1) Calculated using the fair market value of a share of Avaya Common Stock on September 29, 2006, which was $11.44 per share.



211 Mt. Airy Road
Basking Ridge, New Jersey 07920

2006 ANNUAL REPORT TO OUR SHAREHOLDERS

This 2006 Annual Report to our Shareholders ("2006 Annual Report") contains an overview of Avaya's business, as well as information regarding Avaya's operations during fiscal 2006 and other information that our shareholders may find useful. Our 2006 Annual Report includes certain items from our annual report on Form 10-K for the fiscal year ended September 30, 2006 filed with the U.S. Securities and Exchange Commission (the "SEC") on December 8, 2006 (the "2006 Form 10-K") such as Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm. Please note, however, that the 2006 Form 10-K is not incorporated by reference into this 2006 Annual Report.

Note About Forward-Looking Statements

Our disclosure and analysis in this 2006 Annual Report and in our 2006 Form 10-K each contain some forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

Any or all of our forward-looking statements in this Annual Report, in the 2006 Form 10-K and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Item 1A "Risk Factors" of the 2006 Form 10-K. Consequently, no forward-looking statement can be guaranteed and you are cautioned not to place undue reliance on these forward-looking statements. Actual future results may vary materially. Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the SEC.

A. BUSINESS

Overview

We provide communication systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include Internet Protocol ("IP") telephony systems and traditional voice communications systems, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications and appliances, such as IP telephone sets. The Company supports its broad customer base with comprehensive global service offerings that enable our customers to plan, design, implement, monitor and manage their communications networks.

Operating Segments

We offer a broad array of communications solutions, comprised of hardware, software and services, that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, web, electronic mail, facsimile, web chat sessions and other forms of communication, across a broad spectrum of devices. These devices include telephones, computers, cell phones and personal digital assistants.

Our software and hardware portfolio includes products:

- we have developed internally,
- we have obtained through acquisitions,
- manufactured by third parties that we resell or license as components of our offerings, and
- we have developed through our strategic alliances with other technology leaders.

Our products range from communications solutions designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to communications solutions designed for businesses with fewer than ten employees.

The Company reports its operations in two segments—Global Communications Solutions ("GCS") and Avaya Global Services ("AGS")—which are discussed in more detail below. Because many of our customers who purchase equipment and license applications directly from our GCS segment purchase contracts to implement, integrate and service the equipment and applications from our AGS segment, the performance of our AGS segment is related to the performance of our GCS segment.

Historically, sales of our traditional enterprise voice communication solutions represented a significant portion of our revenue. Revenue generated by these systems has been declining, however, and as described more fully below under "Global Communications Solutions Segment," we are focused on the sale of IP telephony solutions to existing customers and the migration of our new and existing customers' networks from traditional voice communications systems to IP telephony solutions. If we are successful in implementing our strategy, we believe that sales of IP telephony solutions will increase, as adoption of IP telephony by enterprises becomes more widespread. Although the maintenance revenue for traditional telephony systems has declined, this decline is being partially offset by new revenue generated by services offers targeted at the IP telephony environment.

For the fiscal years ended September 30, 2006, 2005 and 2004, the percentage of total revenue contributed by each class of similar products, applications or services is as follows:

	Percentage of Consolidated Revenue		
	2006	2005	2004
Large communications systems	34%	32%	30%
Small communications systems	7%	7%	6%
Converged voice applications	12%	12%	13%
Other	1%	1%	1%
Total Global Communications Solutions	54%	52%	50%
Maintenance	29%	30%	35%
Implementation and integration services	10%	10%	9%
Managed services	7%	7%	6%
Other	0%	1%	0%
Total Avaya Global Services	46%	48%	50%
Total	100%	100%	100%

Please see Note 15, "Operating Segments," to our Consolidated Financial Statements, for more financial information regarding our operating segments.

Our GCS and AGS segments, which are discussed in more detail below, were reorganized at the beginning of fiscal 2007. The descriptions set forth below describe these two segments as they are currently organized. The organization of these two segments during fiscal 2006 was substantially the same as was described in Avaya's Form 10-K for fiscal 2005, filed with the Securities and Exchange Commission on December 13, 2005.

Global Communications Solutions Segment

Our GCS segment is focused on the sale of communications systems, equipment and applications to our enterprise customers. Our primary offerings for this segment include IP telephony solutions and traditional voice communications solutions, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications and devices, such as IP telephone sets. A unique feature of our strategy is our ability to help customers migrate from traditional voice communications systems to a converged network that provides for the integration, based on IP technology, of voice, data, video and other application traffic on a single unified network containing both wired and wireless elements. IP is a type of protocol, or set of standardized procedures, for the formatting and timing of transmission of communications traffic between two devices.

We believe the implementation of a converged network can provide significant benefits to an enterprise in a number of ways. These benefits include:

- reduced costs through the use of a single unified network;
- simplified administration and lower costs for moves, adds and changes;
- least cost routing techniques for call processing;
- increased worker productivity resulting from enhanced wired and wireless network access to all communication channels, such as voice, e-mail and fax, from an array of devices, including computer, telephone, cell phone, fax machine and personal digital assistant;
- enhanced business performance through the integration of IP telephony with other communications applications, such as voice messaging, e-mail, unified communications and contact centers, and third-party business applications, such as those that facilitate supply chain management and work flow processes; and
- helping customers to improve their ability to serve their customers.

Acquisitions and strategic alliances have also played a significant part in the growth and development of our GCS segment. For example, in fiscal 2005 we acquired Tenovis, a European leader in the provision of enterprise communications systems and services. This acquisition significantly increased our size and scale in Europe and positions us to capitalize on the acceleration in adoption of IP telephony in Europe. In fiscal 2005 we also acquired Spectel plc, a leader in audio conferencing solutions. This acquisition enabled us to continue to expand our capabilities in audio conferencing, which we believe is a core business communications technology.

We have formed strategic alliances with a variety of companies in areas where we believe that we can gain a competitive advantage by collaborating.

Converged Communications Division. We are a worldwide leader in enterprise telephony, which we define as the market for traditional voice telephony and IP telephony.

Our suite of IP telephony offerings includes:

- Communication Manager, our voice application software that manages call processing, facilitates secure customer interactions across a variety of media and supports a range of Avaya and third-party applications;
- media servers, which put voice applications such as call processing on the customer's local area network;

- media gateways, which support traffic routing between traditional voice and IP telephony systems, providing enterprises with the flexibility to implement a new IP telephony solution or to "IP-enable" their existing voice communications system, thereby helping to preserve existing communications technology investments;
- a suite of management tools that supports complex voice and data network infrastructures; and
- our Session Initiation Protocol ("SIP") Enablement Services solution, enabling standards-based, real time multi-modal communication with features such as user presence and instant messaging within the secure enterprise network, including the ability to support voice communication with existing Avaya analog, digital and IP devices.

We also offer traditional voice communications systems, although the market for these systems is declining and we are focused on the migration of customers' traditional voice communications systems to IP telephony solutions.

Customer Service Applications Division. This division is focused on infrastructure and applications for multimedia contact centers that facilitate and enhance interactions in an enterprise with customers, partners, suppliers and employees. Our contact center product offerings are software and hardware systems and software applications for customer contact centers, assisted or self-service, which are the foundation of many customer sales and service offerings. Avaya's offerings support routing and managing customer interactions via telephone, the web and e-mail, as well as outbound calling and voice self-service. Our strategy is to enable enterprises to interact with customers in an efficient and effective way beyond the boundaries of the traditional contact center, such as in branch offices, in homes and in other departments.

Avaya Customer Interaction Suite offers a suite of intelligent call routing alternatives that can accommodate single call centers or multiple call centers through "virtual" routing over a converged network. Calls can be routed to customer care agents or self-service applications based on a variety of criteria or business rules, including call volume, workload, agent language, subject matter expertise or across time zones or countries and, in each case, routing is transparent to the end customer. Our suite also includes data for reporting and analytics that provide insight on resource utilization and the efficiency and effectiveness of a center.

Unified Communications Division. We define Unified Communications as a highly productive unified user experience providing a seamless interface across all communications types, applications, and devices. The Avaya family of Unified Communications offerings supports virtual teams and increases personal productivity using business rules and presence-based technology to connect the right people at the right time in the most efficient way, enabling customers to access all enterprise communications capabilities from PCs, mobile phones and via speech access. The Unified Communications portfolio includes Modular Messaging, Multimedia Conferencing, Video, Avaya Communications Portal, Soft Clients technology, and the Application Enablement Server platform.

Our Unified Communications offerings, such as IP Softphone with instant messaging, video, voice mail, and "click to call" capabilities, are ideal for the telecommuter and mobile worker. These offerings, coupled with voice and web conferencing, create a set of productivity tools for an effective office without boundaries. Avaya Modular Messaging and Message Networking solutions give users a single mailbox for voice, email and fax visually presented through their favorite email client, either Microsoft Outlook or IBM Lotus Notes. Speech access to email, voice mail, calendar and dialing from directory plus "find me" features provide users with the tools required to conduct business anyplace, anytime, anywhere.

Appliances, Mobile and Small Systems Division. The Appliances portfolio consists of a comprehensive line of IP and traditional TDM telephones, in-building wireless devices and phone accessories. Our mobile device software applications, like Avaya's Extension to Cellular solution which transparently bridges calls to any cell phone regardless of location or wireless service provider, are targeted at extending the reach of enterprise communications irrespective of device or location. The latest member of the Avaya desk phone family is the

Avaya one-X™ Deskphone Edition launched in June 2006. This product family provides a simple and easy to use cell-phone-like user interface, modular design to provide investment protection, international styling and high fidelity audio.

Small Systems is focused on communications products and applications for small and medium-sized businesses. Our primary offerings include IP telephony solutions and traditional voice systems, as well as a host of applications, including messaging, contact center, mobility, and conferencing, among others. Our products and applications provide enhanced communications capabilities to customers with fewer than 100 employees and in a wide range of industries and market segments.

In September 2005, we acquired Nimcat Networks, a provider of peer-to-peer communications software designed to run in IP telephones rather than on a central server. Avaya's one-X™ Quick Edition is built on the technology acquired with Nimcat and was launched in March 2006. This product was designed with the unique needs of the end user in mind, targeting customers with small locations who are seeking basic telephony functionality, combined with low total cost of ownership. In addition to this technology and the ability to tap into a previously under-served segment, the Nimcat acquisition brought to Avaya a research and development center located in Ottawa, Canada.

Avaya Global Services Segment

Our AGS segment is focused on supporting our customer base with comprehensive end to end global service offerings that enable our customers to plan, design, implement, integrate, monitor and manage their converged communications networks worldwide.

Our broad portfolio addresses the following business needs of our customers:

Business communications strategy development and planning. We help our customers define communications strategies that support their business operations utilizing technologies that are best suited to their businesses, including creating infrastructure and integration roadmaps, designing architectural frameworks and developing transformation and migration plans. The strategies are developed through a collaborative effort with the objective of maximizing technology investments through network optimization and leveraging communications for strategic, competitive advantage.

Applications design and integration. Through operation, implementation and integration specialists worldwide, we help customers leverage and optimize their multi-technology, multi-vendor environments through the use of contact centers, Unified Communications networks, and IP telephony with the goal of enhancing their communication with customers, partners, suppliers, and employees and improving operational efficiency.

Migrating to IP. Through our team of IP migration specialists supported by our industry-leading Avaya ExpertNet℠ VoIP Assessment Tool, we are able to provide a single point of accountability and a full range of service offerings to help our customers develop migration plans to IP telephony, assess network readiness, and address issues of network optimization and security.

Securing communications networks and ensuring continuity. Our specialists, working with government, defense, intelligence, and disaster recovery agencies use documented methodologies to help customers reduce risk of unauthorized network intrusion and denial of service attacks, protect customer information, and maintain continuous communications by identifying vulnerable points in their communications networks and developing disaster recovery plans. Our telephony systems have been certified by the Joint Interoperability Test Command on behalf of the Defense Information Systems Agency. In addition, Avaya telephony products are used throughout the U.S. government, including agencies which require the highest degree of reliability and security.

Day-to-day communications support and network monitoring. Our services team, supported by extensive tools and technologies such as Avaya Expert Systems℠ Diagnostic Tools, monitors and optimizes customers' network performance ensuring availability and keeps communication networks current with the latest releases. In the event of an outage, our services team helps customers to restore their networks.

Managing business communications solutions. Our portfolio of Global Managed Services solutions provides expertise in managing complex multi-vendor, multi-technology networks and delivering voice applications over the network. These solutions range from simple services on existing enterprise networks—such as backing up systems, detecting and resolving faults and performing moves, adds, and changes—to comprehensive engagements that provide secure business communications support and management of large enterprise voice networks and migration of those networks to new technologies. We also provide on-demand solutions that allow delivery of hosted voice applications to end users over telecommunication service provider networks.

AGS has complemented our customers' business communications capabilities through our Global Managed Services Offerings, including IP Converged Solutions (fully managing and migrating complex business communications infrastructures to client specifications), Managed Applications (consulting, designing, and managing our customers' contact center & conferencing applications), IP Support Services (remotely managing IP telephony) and Avaya On-Demand (delivering hosted Avaya applications over the network).

Our hosted offerings allow customers to adopt, procure and implement converged business communication solutions in a network-based, on-demand model. These solutions are delivered in cooperation with telecommunications service providers, such as carriers and other third parties. The on-demand solutions are designed to reduce the risk and expense in deploying next generation business communications solutions while shortening the time to achieve the benefits of these new applications.

Globalization. Our AGS service centers are staffed to supply expertise to our customers on a full range of products 24 hours a day throughout the world. A global knowledge sharing system provides our service representatives with the skills and information they need to solve problems quickly and effectively. AGS supplies our business partners with a range of options to supplement their own capabilities so that each customer is ensured quality support leveraging all of Avaya's capabilities.

We continue to focus on upgrading our services skills to deliver best-in-class services. This requires us to continue to enhance our services organization's ability to service more complex, multi-vendor IP networks, versus traditional closed, proprietary TDM networks, and in general ensure that there is a sufficient level of service technicians with IP skills and skills in other emerging technologies. It also means training our services employees or hiring new services employees to service new products and applications and taking other measures to ensure we can deliver consistent levels of service, in particular to our multinational customers on a global basis.

Products, Applications and Services

We are a leading provider of communications solutions, comprised of equipment hardware, software and services that help enterprises transform their businesses by redefining the way they work and interact with their customers, employees, business partners, suppliers and others. Our strategy is to evolve our communication solutions into intelligent communications. A key component of our strategy is to leverage our substantial experience and expertise in traditional voice communications systems to capitalize on the transition of these traditional voice systems to Internet Protocol ("IP"), and the adoption of IP telephony solutions. We believe our comprehensive suite of IP telephony solutions, communications applications and appliances, as supported by our global services organization and extensive network of business partners, transforms the enterprise communications system into a strategic asset for businesses, by enabling them to communicate to "anyone, at any place, at any time and in any way" they choose.

We support our broad customer base with comprehensive global services offerings that enable our customers to plan, design, implement, integrate, monitor and manage their communications networks. We believe our global services organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts. The skilled professionals of our services organization, together with our network of business partners and our ability to diagnose customer network faults remotely, can provide 24-hour-a-day, seven-day-a-week service to our customers around the world. Our end-to-end portfolio of services offerings provides a single point of accountability.

Customers and Competitive Advantages

Our customer base is diverse, ranging in size from small businesses employing a few employees to large government agencies and multinational companies with over 100,000 employees. Our customers include enterprises operating in a broad range of industries around the world, including financial services, manufacturing, media and communications, professional services, health care, education and government.

We operate in approximately 50 countries and sell products and services through a network of business partners, distributors and dealers who have customers in nearly 100 other countries. As a result of our acquisition of Tenovis in November 2004, we have significantly increased our presence in Europe, particularly in Germany. For fiscal 2006, approximately 42% of our revenues were generated outside the U.S.

We are focused on the migration of our customers' traditional voice communications to a converged network that provides for the integration of voice, data, video and other applications traffic on a single network. We offer customers the flexibility to implement new IP telephony solutions or "IP-enable" their existing Avaya voice communications systems, thereby preserving some of their existing communications technology investments and allowing them to implement IP telephony at their own pace. Converged networks offer increased functionality and provide our enterprise customers with the ability to reach the right person at the enterprise, at the right time, in the right place and in the right way, thereby optimizing business interactions and enhancing our customers' ability to grow revenue and reduce costs. Our products, applications and services are driving the integration of communications and business processes, making communications an important component of our customers' business strategies.

We enjoy several strengths that we believe provide us with a competitive advantage in the enterprise communications market:

- clear focus on the enterprise;
- extensive voice experience and expertise, and a reputation for superior products and technology for voice processing and applications;
- a comprehensive suite of industry-leading communications applications, including remote/mobile offerings such as speech access, remote agents and softphones, which allow our customers to improve worker productivity and reduce network and real estate costs by providing secure business communications to a dispersed workforce;
- investment protection for traditional telephony systems, allowing customers to upgrade and take advantage of the benefits of IP telephony while maintaining a significant portion of their previous equipment investment (*i.e.* "IP-enable" their existing voice communications system);
- a large installed global customer base;
- world-class contact center offerings that assist our customers in managing communications with their clients;
- a global services organization that offers end-to-end customer solutions, including remote maintenance and diagnostic services that sense and fix software outages, often before customers even realize there may be a problem; and
- strategic alliances with world-class business partners, including our large network of software development partners who develop vertical and other software applications that work with our telephony and contact center offerings to meet specific customer needs.

Financial Results Summary

Revenue—Revenue was $5,148 million and $4,902 million for fiscal 2006 and 2005, respectively. The $246 million increase was across both of our operating segments and all of our geographic regions. Revenues benefited from a full year of Tenovis in fiscal 2006, compared to a partial period last fiscal year, due to its acquisition on November 18, 2004. Revenues for fiscal 2006 were negatively impacted by $35 million of unfavorable currency fluctuations as compared to fiscal 2005, primarily related to the euro.

Gross Margin—Our gross margin for fiscal 2006 was 46.4%, compared to 46.9% last fiscal year. The gross margin decline in fiscal 2006 was primarily attributable to the decline in gross margin on sales of products and rental and managed services. The decline in gross margin on the sale of products was due to a combination of several factors, including an increase in indirect channel sales, higher discounts and unfavorable currency impact. The decline in gross margin on rental and managed services was primarily due to price erosion and customer cancellations of higher margin contracts.

Operating Expenses—Our selling, general and administrative (SG&A) expenses increased by $12 million to $1,595 million for fiscal 2006 compared to fiscal 2005. This net increase was primarily due to expenses associated with a full period of Tenovis, $29 million of asset impairment charges primarily related to certain internal-use software assets and increased employee benefit costs, partially offset by savings from the resolution of non-income tax audits, a reduction of a portion of our vacation accrual, and headcount reductions.

In fiscal 2006, our research and development (R&D) expenses increased by $34 million to $428 million due to costs incurred in connection with the design, coding and testing and other activities associated with the planning stages of new product development.

We also recorded $104 million of restructuring charges during fiscal 2006 for employee separation costs and lease termination obligations in EMEA and the U.S. These charges represented an increase from $22 million of restructuring charges recorded during fiscal 2005.

Profitability—We have reported net income for each of the last 14 consecutive quarters and each of our operating segments has been profitable on an annual basis for the past three fiscal years. We reported operating income of $263 million for fiscal 2006, a decline of $35 million from fiscal 2005. The impact of increased revenues was partially offset by restructuring charges, increased investment in R&D and a slight decline in our gross margin rate. We reported net income of $201 million during fiscal 2006 compared to net income of $921 million reported for fiscal 2005. The decline in net income is primarily the result of a $590 million tax benefit included in our fiscal 2005 net income related to the reversal of a portion of our deferred tax valuation allowance, as well as $123 million of additional discrete tax benefits in fiscal 2005. In fiscal 2006, the provision for income taxes of $83 million included a $7 million benefit for non-U.S. audit settlements.

Liquidity—We ended fiscal 2006 with a cash balance of $899 million, an increase of $149 million from the beginning of our fiscal year. During fiscal 2006, we generated cash from operations of $647 million for the fiscal year. As of September 30, 2006, we have capital lease obligations of $13 million and no funded long-term indebtedness.

B. FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the five fiscal years ended September 30, 2006. The selected financial information for all periods should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and the notes thereto included elsewhere in this 2006 Annual Report, in order to understand further the factors that may affect the comparability of the data presented in the selected financial data table.

The following items affect the comparability of the selected financial information for the years presented:

- During fiscal 2006 and 2005, respectively, we recorded $104 million and $22 million of restructuring charges related to employee separation and lease termination costs in EMEA and the U.S.
- During fiscal 2006 and 2005, we repurchased and retired 29,909,400 and 11,525,000 shares of our common stock, respectively, in accordance with the share repurchase plan authorized by the Board of Directors on April 19, 2005.
- During fiscal 2006, we repaid the remaining portion of our senior notes, leaving long-term and short-term capital lease obligations as our only debt. These obligations were then reclassified to Other Current Liabilities and Other Liabilities, respectively.
- During the fourth quarter of fiscal 2005, we recorded a $590 million net tax benefit related to the reversal of a portion of our deferred tax valuation allowance.
- In September 2005, we acquired Nimcat Networks Incorporated, a leading developer of embedded peer-to-peer IP call processing software headquartered in Canada. We paid $38 million in cash, net of cash received. Nimcat results have been consolidated as of September 16, 2005.
- In November 2004, we acquired Tenovis Germany GmbH, a major European provider of enterprise communications systems and services. We paid $265 million in cash, including transaction fees and net of cash received, and assumed $287 million in debt. Tenovis results have been consolidated as of November 18, 2004. The acquisition of Tenovis resulted in a significant increase to our consolidated revenues and expenses. The pro forma impact on fiscal 2005 of the Tenovis acquisition is included in the accompanying notes to the Consolidated Financial Statements.
- In October 2004, we acquired Spectel plc, a leading provider of audio conferencing solutions incorporated in Ireland. We paid $110 million in cash, including transaction fees and net of cash received. Spectel results have been consolidated as of October 4, 2004.
- In August 2004, we paid $24 million in cash to increase our ownership in Tata Telecom Ltd., a leading voice communications solution provider in India, from 25.5% to 59.1%. This was accomplished through the acquisition of 25.1% of the issued share capital of Tata Telecom from the Tata Group, and an additional 8.5% through a public tender offer conducted pursuant to statutory requirements in India. As a result of acquiring a majority interest, the Tata Telecom results have been consolidated as of August 4, 2004. Tata Telecom has been renamed Avaya GlobalConnect Limited ("AGCL").
- In January 2004, we sold certain assets and liabilities of our Connectivity Solutions segment to CommScope, Inc. Accordingly, the statement of operations and balance sheet information reflects the results of the disposal group as discontinued operations for all periods presented.
- In November 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets for a purchase price of $117 million. Upon the closing, we decided to sell a portion of the Expanets business that previously distributed other vendors' products and accounted for this portion of the business as a component of discontinued operations. This portion was sold in a series of transactions during December 2003 and January 2004.

	Year ended September 30,				
	2006	2005	2004	2003	2002
	Dollars in millions, except per share amounts				
Statement of Operations Information					
Revenue	$5,148	$4,902	$4,069	$3,796	$4,387
Gross margin	2,390	2,297	1,945	1,639	1,864
Gross margin as a percent of revenue	46.4%	46.9%	47.8%	43.2%	42.5%
Selling, general and administrative expenses	1,595	1,583	1,274	1,240	1,502
Selling, general and administrative expenses as a percent of revenue	31.0%	32.3%	31.3%	32.7%	34.2%
Research and development expenses	428	394	348	336	436
Research and development expenses as a percent of revenue	8.3%	8.0%	8.6%	8.9%	9.9%
Restructuring charges	104	22	—	—	209
Operating income (loss)	263	298	323	63	(354)
Provision for (benefit from) income taxes	83	(676)	(49)	84	273
Income (loss) from continuing operations	201	923	291	(128)	(677)
(Loss) income from discontinued operations	—	(2)	5	40	11
Net income (loss)	$ 201	$ 921	$ 296	$ (88)	$ (666)
Earnings (loss) per common share—basic:					
Earnings (loss) per share from continuing operations	$ 0.43	$ 1.95	$ 0.66	$ (0.34)	$ (2.47)
Earnings per share from discontinued operations	—	—	0.01	0.11	0.03
Earnings (loss) per share	$ 0.43	$ 1.95	$ 0.67	$ (0.23)	$ (2.44)
Earnings (loss) per common share—diluted:					
Earnings (loss) per share from continuing operations	$ 0.43	$ 1.89	$ 0.63	$ (0.34)	$ (2.47)
Earnings per share from discontinued operations	—	—	0.01	0.11	0.03
Earnings (loss) per share	$ 0.43	$ 1.89	$ 0.64	$ (0.23)	$ (2.44)

	September 30,				
	2006	2005	2004	2003	2002
	Dollars in millions				
Balance Sheet Information					
Total assets	$5,200	$5,219	$4,159	$4,057	$3,897
Cash and cash equivalents	899	750	1,617	1,192	597
Goodwill	941	914	257	146	144
Debt, excluding capital lease obligations	—	14	593	953	933
Total stockholders' equity	2,086	1,961	794	200	—

	September 30,				
	2006	2005	2004	2003	2002
	Dollars in millions				
Other Information					
Net cash (debt)(1)	$ 899	$ 736	$ 1,024	$ 239	$ (336)
Cash flow from operating activities of continuing operations	647	334	479	169	86
Capital expenditures	117	147	81	57	104
Capitalized software development costs	71	59	38	29	34
Number of employees(2)	18,525	19,100	14,900	16,900	18,800

(1) We use net cash (debt) as an indicator of our balance sheet position relative to our future cash needs. In addition, we believe that the presentation of net cash provides useful information to investors about our liquidity. The following table provides the reconciliation of this measure to the most directly comparable GAAP measure:

	September 30,				
	2006	2005	2004	2003	2002
	Dollars in millions				
Cash and cash equivalents	$899	$750	$1,617	$1,192	$ 597
Debt, excluding capital lease obligations of $13 and $16 as of September 30, 2006 and 2005, respectively	—	14	593	953	933
Net cash (debt)	$899	$736	$1,024	$ 239	$(336)

(2) Amounts exclude approximately 700 AGCL employees as of September 30, 2006. For fiscal years 2003 and 2002, employee numbers include employees of Connectivity Solutions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Consolidated Financial Statements and the notes included elsewhere in this 2006 Annual Report. The matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see Item 1A. "Risk Factors," included in the 2006 Form 10-K for a discussion of the use of forward-looking statements.

Overview

For a description and overview of our business, please see Part A. Business—Overview.

Key Trends and Uncertainties Affecting Our Results

Trends and Uncertainties Affecting Our Revenue

The following are the key factors currently affecting our revenue:

- *Technology transition*—Our growth strategy relies heavily on capturing a significant share of the spending by enterprises on their transition of technology from traditional communications systems to IP telephony. There are several factors that indicate that enterprises are in the midst of transitioning their traditional communications systems to next-generation communications technology. Although many large companies have begun to transition to IP telephony, IP telephony lines still constitute a small percentage of global installed enterprise telephony lines. We have begun to see companies that have purchased IP-enabled communications technology start to implement IP technology across their organizations. In addition, the average age of non-IP enterprise telephony systems is over ten years. Although these systems continue to operate reliably after ten years, we believe that enterprises typically will consider a new investment in enterprise communications technology at this point in the telephony system's lifecycle. Accordingly, we believe that enterprises are increasingly considering new investments in enterprise communications and, if they decide to make such investments, may consider IP telephony. Additionally, we believe that IP telephony has gained widespread acceptance in the marketplace as an alternative replacement option, and we expect to see increased demand as the

2006 Annual Report

industry continues to go through the mainstream adoption phase in the product lifecycle. According to the latest available industry statistics, approximately half of all lines currently being shipped are IP rather than traditional.

As a result of the technology transition, spending by enterprises on traditional voice communication systems has been declining. Increases in our product revenue attributable to sales of IP telephony systems continue to be offset in part by declines in product revenue attributable to traditional voice communication systems.

- *Competitive environment*—We have historically operated, and continue to operate, in an extremely competitive environment. However, the migration of traditional technology to IP telephony has resulted in an increased number of competitors offering similar products and applications. One aspect of this environment is that we regularly face pricing pressures in the markets in which we operate which may negatively impact our gross margins. In addition, we also face pricing pressure when long-term maintenance and managed services contracts expire. They are typically renewed at lower prices due to continuing competitive pressure and expectations from the marketplace to acquire technology at lower costs. The impact of the price erosion affects both our rental and managed services offers, as well as maintenance. We have been able to partially mitigate the effects of pricing pressures on profitability through our cost reduction initiatives.

  For other uncertainties related to the competitive environment in which we operate, see Item 1A "Risk Factors—Risks Related To Our Revenue and Business Strategy—We face intense competition from our current competitors and, as the enterprise communications and information technology markets evolve, may face increased competition from companies that do not currently compete directly against us" in our 2006 Form 10-K.

- *Pressures on services business*—Due to advances in technology, our customers continue to expect traditional services to be at lower prices to them. In addition, our customers routinely look for opportunities to reduce their IT and related costs. A high correlation exists with respect to customers in our direct channel who purchase products also electing to purchase maintenance contracts at the time of the product purchase. Maintenance revenues have been affected by reductions in scope of contracted services (*i.e.* number of ports, number of sites, or hours and levels of coverage) at the time of contract renewal, cancellations and increased competition, as well as the price erosion noted above. These factors have resulted in challenges to our Avaya Global Services segment. We have been able to partially offset these impacts by focusing on new types of services such as professional and managed services. These new types of services may have lower margins than our traditional services. In addition, we have also been able to reduce our costs to minimize the impact on our operating income.

- *Supply chain issues*—During fiscal 2006, we experienced disruption and delays in delivery of certain products from our contract manufacturers in meeting timelines for our customer requirements. We worked with our contract manufacturers to correct the causes of these disruptions and delays, and while we believe these issues from the second and third quarters of fiscal 2006 have been resolved as of the end of our fiscal year, there can be no assurance that we will not experience similar issues in the future. Please see Item 1. "Business—Manufacturing and Supplies," included on our 2006 Form 10-K for more discussion on issues associated with our supply chain.

- *Foreign currency*—Our revenues outside of the U.S. were 42% of our consolidated revenues for fiscal 2006 compared to 41% for fiscal 2005. Any strengthening of the U.S. dollar against other currencies, particularly the euro, will have a negative impact on our reported revenues and, to a lesser degree, on our profitability. Conversely, any weakening of the U.S. dollar will have a positive impact. Revenues for fiscal 2006 include an unfavorable currency impact of $35 million as compared to fiscal 2005.

- *Economic conditions*—An important factor affecting our ability to generate revenue is the effect of general economic conditions on our customers' willingness to spend on information technology and, particularly, enterprise communications technology. As economic conditions have gradually improved in most of our markets over the past few years, we have seen indications that enterprises may be more willing to spend on enterprise communications technology than in the past several years. While the world economy is expected to grow, variability in employment, corporate profit growth, interest rates, energy prices and other factors in specific markets could impact corporate willingness to spend on communications technology in the near term. Additionally, the country-to-country variability in worldwide economic growth could also impact our business as growth rates of developed and more stable economies tend to be lower than that of emerging economies, where there could be more variables affecting the economic growth.

Continued Focus on Cost Structure

As a result of the growth of our revenue and our continued focus on controlling costs, we became profitable in the third quarter of fiscal 2003 and have been profitable in each of the 13 subsequent quarters. During fiscal 2005 and 2006, we continued to focus on controlling our costs.

As part of our focus on controlling costs, we reduced the management and back office headcount in our U.S. sales organization, reduced the headcount in our services business, and consolidated office facilities, resulting in a $22 million restructuring charge during the fourth quarter of fiscal 2005. In addition, during fiscal 2005, we reached agreements with the various Works Councils in Europe to reduce our EMEA workforce. Including those positions agreed to by the Works Councils, we reduced our workforce by approximately 800 positions in EMEA, all of which had been eliminated as of September 30, 2006. We began to partially realize the benefits of these actions in fiscal 2006.

During fiscal 2006, we recorded charges of $83 million for employee separation payments related to 555 positions. These positions consisted of 340 reductions in EMEA and 215 reductions in the U.S., and represented service technicians, sales and certain other functions. We also recorded charges of $21 million for lease termination obligations for the closing and consolidation of certain international office locations.

We began to partially realize the cost saving benefits during fiscal 2006 and expect to continue to realize the benefits in fiscal 2007. We may take further actions in fiscal 2007 primarily in EMEA and the U.S. in order to further reduce costs and expenses.

Strategic Uses of Cash and Cash Equivalents

As further discussed in "Liquidity and Capital Resources," our cash and cash equivalents balance increased by $149 million to $899 million as of September 30, 2006. During fiscal 2006, we generated positive cash flow from operations of $647 million. We made a voluntary cash contribution of $42 million to our U.S. pension plans. We also used $328 million to repurchase 29,909,400 shares of our common stock in accordance with a share repurchase plan authorized by the Board of Directors. In addition, in fiscal 2006, we used cash of $188 million for capital expenditures and software development costs.

Deferred Tax Assets

As of September 30, 2006, we had $863 million in net deferred tax assets resulting from tax credit carryforwards, net operating losses and other deductible temporary differences, which are available to reduce taxable income predominately in the U.S. in future periods. The net deferred tax assets include a valuation allowance of $194 million, which was calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The valuation allowance is comprised of $161 million of non-U.S. deferred tax assets and $33 million relating to certain U.S. federal and state deferred tax assets that continue to be fully reserved. Also included in the net deferred tax assets is a $77 million net deferred tax liability related to the acquisition of intangible assets in Germany.

Acquisitions and Divestitures

Acquisition of Tenovis

On November 18, 2004, we acquired all of the issued share capital of Tenovis, a major European provider of enterprise communications systems and services. We paid $381 million in cash (which includes $10 million of transaction fees that were not paid to the sellers) and assumed $287 million in debt, including $17 million of capital lease obligations for the Company. Additionally, we acquired cash and cash equivalents of $116 million, resulting in a net cash outlay of $265 million related to the acquisition. We also recorded $314 million of pension liabilities in connection with this acquisition. Tenovis results have been consolidated as of November 18, 2004.

Other Acquisitions

On September 16, 2005, we acquired Nimcat Networks ("Nimcat") for $38 million in cash. Nimcat was a privately held company headquartered in Canada and a leading developer of embedded peer-to-peer IP call processing software. Peer-to-peer networking is a network that relies on the computing power and bandwidth of the participants in the network rather than concentrating them in a small number of servers. These networks are useful for many purposes, including file sharing containing audio, video, data and real-time data, such as telephony traffic. Nimcat results have been consolidated as of September 16, 2005.

On October 4, 2004, we acquired Spectel for $110 million in cash (which includes $6 million of transaction fees that were not paid to the sellers), net of cash acquired of $3 million. Spectel was a company incorporated in Ireland and a leading provider of audio conferencing solutions. Spectel results have been consolidated as of October 4, 2004.

See the discussions in Note 4 "Business Combinations and Other Transactions" to our Consolidated Financial Statements for more information relating to these acquisition transactions.

Results From Continuing Operations

Fiscal Year Ended September 30, 2006 Compared with Fiscal Year Ended September 30, 2005

Revenue

The following table sets forth a comparison of revenue by type:

	Year ended September 30,					
			Mix			
	2006	2005	2006	2005	Change	
	Dollars in millions					
Sales of products	$2,510	$2,294	49%	47%	$216	9%
Services	2,002	1,971	39%	40%	31	2%
Rental and managed services	636	637	12%	13%	(1)	0%
Total revenue	$5,148	$4,902	100%	100%	$246	5%

Overall revenue grew by 5%, partially helped by the full year impact of revenues associated with Tenovis in fiscal 2006 compared to a partial period in fiscal 2005 due to its acquisition on November 18, 2004. We estimate that total fiscal 2005 revenue would have been $5,005 million on a pro forma basis if Tenovis revenues had been realized for a full fiscal year rather than a partial period. This impacted primarily the services and rental and managed services revenues. Overall revenues were negatively impacted by $35 million of unfavorable currency fluctuations when compared to fiscal 2005.

Sales of products revenue increased 9%. Revenue in the U.S. and international regions grew at a comparable rate. Continued strong demand for our IP telephony solutions, partially offset by the decline of TDM products, helped generate the growth in revenue from sales of products.

Services revenue grew by 2% when compared to fiscal 2005, primarily due to the full year impact of revenues associated with Tenovis. The growth in implementation and integration services revenues associated with the growth in product sales was partially offset by a reduction in maintenance revenues.

Rental and managed services revenue was flat in fiscal 2006 when compared to fiscal 2005, despite the full year impact of revenues associated with Tenovis compared to a partial period in fiscal 2005. Excluding the full year impact of revenues associated with Tenovis, we estimate that rental and managed services revenue would have declined by approximately $70 million due to price erosion, cancellations of rental contract renewals and customers converting from traditional rental and managed service agreements to separate sales of products and maintenance services.

The following table sets forth a geographic comparison of revenue:

	Year ended September 30,					
			Mix			
	2006	2005	2006	2005	Change	
	Dollars in millions					
U.S.	$2,994	$2,908	58%	59%	$ 86	3%
Outside the U.S:						
Germany	733	724	14%	15%	9	1%
EMEA (excluding Germany)—Europe/ Middle East/Africa	765	696	15%	14%	69	10%
Total EMEA	1,498	1,420	29%	29%	78	5%
APAC—Asia Pacific	383	336	8%	7%	47	14%
Americas, non-U.S.	273	238	5%	5%	35	15%
Total outside the U.S.	2,154	1,994	42%	41%	160	8%
Total revenue	$5,148	$4,902	100%	100%	$246	5%

Overall revenue grew by 5%, helped by strong growth in IP telephony in APAC and Americas, non-U.S. In the U.S., the increase of 9% in product sales was partially offset by reductions in services and managed services revenues, resulting in a net growth of 3%. The full period of revenues associated with Tenovis in fiscal 2006 benefited primarily Germany, and the rest of EMEA to lesser extent. This was partially offset by $38 million of unfavorable currency impact in EMEA.

The following table sets forth a comparison of revenue from sales of products by channel:

	Year ended September 30,					
			Mix			
	2006	2005	2006	2005	Change	
	Dollars in millions					
Direct	$ 1,097	$ 1,078	44%	47%	$ 19	2%
Indirect	1,413	1,216	56%	53%	197	16%
Total sales of products	$ 2,510	$ 2,294	100%	100%	$ 216	9%

Sales of products through the direct channel accounted for 44% of the revenue from product sales as compared to 47% in fiscal 2005. Strong growth in APAC, where we sell primarily through the indirect channel, partially contributed to the shift in the channel mix. In addition, demand for our products through the indirect channel was strong in the U.S., particularly for the small communications systems which are normally transacted through the indirect channel, contributing to a further shift in the channel mix. Despite increased demand from our U.S. business partners, their inventory levels as measured by days-on-hand, were relatively flat as of September 30, 2006 when compared to September 30, 2005.

Gross Margin

The following table sets forth a comparison of gross margin by type:

	Year ended September 30,					
			Percent of Revenue			
	2006	2005	2006	2005	Change	
	Dollars in millions					
On sales of products	$1,342	$1,245	53.5%	54.3%	$ 97	8%
On services	682	674	34.1%	34.2%	8	1%
On rental and managed services	366	378	57.5%	59.3%	(12)	-3%
Total gross margin	$2,390	$2,297	46.4%	46.9%	$ 93	4%

Overall gross margin rate was 46.4% in fiscal 2006, resulting in a half a percentage point decline when compared to fiscal 2005. The declines in the margin rates for sales of products and rental and managed services were the primary contributors to the overall decline in the gross margin rate.

The decline in the gross margin percentage on the sales of products was due to a combination of several factors, including increased mix of indirect channel sales, higher discounts and unfavorable currency impact. These were partially offset by the benefits from higher sales volume, higher-margin software products and product cost reductions.

Gross margin percentage on services in fiscal 2006 was roughly flat when compared to fiscal 2005. The impact of reductions in maintenance revenues and an increase in employee benefit costs were offset by other employee cost reductions and a reduction of a portion of our vacation accrual as a result of a change in company policy eliminating carryover vacation days for U.S. non-represented employees.

The decline in gross margin dollars and percentage on rental and managed services was primarily due to price erosion which has resulted in rental contracts being renewed at lower prices, as well as customer cancellations of higher margin contracts, primarily related to traditional rental and managed services, entered into in prior years.

Operating Expenses

The following table sets forth a comparison of operating expenses:

	Year ended September 30,					
			Percent of Revenue			
	2006	2005	2006	2005	Change	
	Dollars in millions					
Selling, general and administrative	$1,595	$1,583	31.0%	32.3%	$ 12	1%
Research and development	428	394	8.3%	8.0%	34	9%
Restructuring charges	104	22	2.0%	0.5%	82	373%
Total operating expenses	$2,127	$1,999	41.3%	40.8%	$128	6%

The increase in SG&A expenses is primarily due to the full period impact of the Tenovis operations, $29 million of asset impairment charges primarily related to certain internal-use software assets and increased employee benefit costs. These items were partially offset by the $22 million benefit from the favorable resolution of non-income tax audits in several jurisdictions recorded in the third quarter, savings from headcount reductions and the $7 million benefit related to the reduction of a portion of our vacation accrual.

The increase in R&D is the result of costs incurred in connection with the design, coding and testing and other activities associated with the planning stages of new product development. The costs for products in this stage of development were higher in fiscal 2006 than in fiscal 2005. Fiscal 2005 included $7 million of in-process R&D expenses recorded upon the acquisitions of Spectel, Tenovis and Nimcat.

Restructuring charges for fiscal 2006 represent $52 million of employee separation costs in EMEA, comprised of $47 million in order to reduce costs and expenses and to improve the region's operational performance and $5 million of expense related to higher than originally expected per employee separation costs for former Tenovis employees than estimated at the time of acquisition. Fiscal 2006 charges also include $31 million of employee separation costs in the U.S. primarily related to workforce reductions for represented service technicians. Also included in the restructuring charge for fiscal 2006 is $21 million of lease termination obligations for the closing or consolidation of certain international office facilities. The restructuring charge recorded in fiscal 2005 was primarily related to employee reductions and consolidation of office space in the U.S.

Other Income (Expense), Net

	Year ended September 30,			
	2006	2005	Change	
	Dollars in millions			
Other income (expense), net	$ 24	$ (32)	$ 56	175%

Other income, net of $24 million for fiscal 2006 represents $36 million of interest income, partially offset by a $5 million loss on foreign currency transactions and $7 million of other miscellaneous charges.

Other expense, net for fiscal 2005 consisted of a $41 million loss on the repurchase of $271 million principal amount of senior notes, a $3 million loss on the repayment of $262 million principal amount of secured floating rate notes and other costs related to the repayment of our debt and $12 million of other miscellaneous charges, partially offset by $24 million of interest income.

Interest Expense

	Year ended September 30,			
	2006	2005	Change	
	Dollars in millions			
Interest expense	$ (3)	$ (19)	$ 16	84%

For fiscal 2006, interest expense decreased as a result of a lower debt principal balance outstanding during the period due to the repayment of the remaining senior notes.

Overall debt decreased primarily due to the repurchases of our senior notes, as well as the conversion into common stock of our LYONs and the redemption for cash of the remaining LYONs in the first quarter of fiscal 2005. This decrease was partially offset by interest expense associated with the debt assumed in the Tenovis acquisition, which was then repaid during the second and third quarters of fiscal 2005.

Provision for (Benefit from) Income Taxes

	Year ended September 30,			
	2006	2005	Change	
	Dollars in millions			
Provision for (benefit from) income taxes	$ 83	$ (676)	$ 759	-112%

In fiscal 2006, the provision for income taxes is comprised of U.S. federal, state and non-U.S. taxes and includes a $7 million benefit for non-U.S. audit settlements. The provision for fiscal 2006 resulted in an effective tax rate of 29.2%

In fiscal 2005, the benefit from income taxes included a $590 million net tax benefit due to the realization of certain deferred tax assets upon the reversal of a portion of the valuation allowance that had been recorded in prior periods. In addition, the benefit included a $124 million income tax benefit which was comprised of a $109 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the years 1999 and 2000 and a $15 million benefit due to certain state matters that arose prior to our separation from Lucent.

Segment Results

Global Communications Solutions ("GCS")

The GCS segment is focused on the sale of communications systems, equipment and applications to our enterprise customers. Our primary offerings in this segment include IP telephony solutions and traditional voice communications solutions, multi-media contact center infrastructure and applications in support of customer relationship management, and unified communications applications and appliances.

Large communications systems are IP and traditional telephony systems marketed to large enterprises. These systems include:

- media servers which provide call processing on the customer's local area network;
- media gateways which support traffic routing between traditional voice and IP telephony solutions;
- associated appliances, such as telephone handsets and related software applications;
- Avaya Integrated Management, a Web-based comprehensive set of tools that manages complex voice and data network infrastructures;
- Avaya Communications Manager, a voice application software that manages call processing, facilitates secure customer interactions across a variety of media and supports a range of Avaya and third-party applications; and
- Avaya Extension to Cellular, which transparently bridges any cellular phone to any Avaya communications server.

Small communications systems are IP and traditional telephony systems marketed to smaller enterprises. These systems include:

- Avaya IP Office, an IP telephony solution for small and medium-sized enterprises;
- traditional key systems, Partner®, Merlin Magix®, Merlin Legend™ and I5 brands;
- associated appliances, such as telephone handsets; and
- media servers for voice applications used by smaller businesses.

Converged voice applications consist of applications for multi-media contact centers and unified communications. These include:

- applications in support of customer relationship management; and
- messaging for IP and traditional systems.

Other includes revenues from training, financing of equipment sales and intellectual property licensing.

2006 Annual Report

The following table sets forth revenue by similar class of products within the GCS segment:

	Year ended September 30,					
			Mix			
	2006	2005	2006	2005	Change	
	Dollars in millions					
Large communications systems	$1,765	$1,585	63%	61%	$180	11%
Small communications systems	370	331	13%	13%	39	12%
Converged voice applications	605	610	22%	24%	(5)	-1%
Other	46	46	2%	2%	—	0%
Total revenue	$2,786	$2,572	100%	100%	$214	8%

Overall GCS revenue grew by 8%, partially helped by the full year impact of revenues associated with Tenovis in fiscal 2006. Currency fluctuations impacted the growth negatively by approximately one percentage point.

GCS revenues were helped by strong growth in large as well as small communications systems. Increases in large communications systems were primarily due to increased sales of media gateways, IP associated appliances and servers. Increases in small communications systems were primarily due to growth in Avaya IP Office, Partner and IP-associated appliances, partially offset by lower sales of traditional appliances and Merlin products. Converged voice applications revenues decreased due to lower demand for traditional messaging sales partially offset by the rollout of IP messaging and contact center application sales. On a geographic basis, GCS revenue grew in double digits in the U.S. and in APAC, offset by lower growth in EMEA.

The following table sets forth operating income of the GCS segment:

	Year ended September 30,					
			Percent of Revenue			
	2006	2005	2006	2005	Change	
	Dollars in millions					
Operating income	$197	$57	7.1%	2.2%	$140	246%

The majority of the increase in operating income for fiscal 2006 is due to leverage from higher volume, the favorable impacts of cost improvements and higher-margin software products, partially offset by higher discounts. The remainder of the improvement in operating income is due to a decrease in SG&A expenses as compared with fiscal 2005.

Avaya Global Services ("AGS")

The AGS segment is focused on supporting our broad customer base with comprehensive end-to-end global service offerings that enable our customers to plan, design, implement, monitor and manage their converged communications networks worldwide. AGS provides its services through the following offerings:

Maintenance—AGS monitors and optimizes customers' network performance ensuring availability and keeps communication networks current with the latest software releases. In the event of an outage, our services team helps customers restore their networks.

Implementation and integration services—Through operation, implementation and integration specialists worldwide, AGS helps customers leverage and optimize their multi-technology, multi-vendor environments through the use of contact centers, unified communication networks, and IP telephony.

Managed services—AGS supplements our customers' in-house staff and manages complex multi-vendor, multi-technology networks, optimizes network performance and configurations, backs up systems, detects and resolves faults, performs moves, adds and changes, and manages our customers' trouble tickets and inventory. This category includes customers who have chosen a bundled solution with enhanced services not provided in a basic maintenance contract. With the acquisition of Tenovis, Avaya acquired a business that includes both bundled services and products that are sold to customers on a monthly payment or rental payment basis. The managed services business generally involves larger contracts with customers who outsource responsibility for their voice applications domain to us. We face challenges in this area, including ensuring that we deliver consistent levels of service globally to these large, and often multi-national, customers while controlling costs and expanding the required skill set of our services organization.

The profitability of our services business is also affected by the fixed costs associated with our represented workforces in the U.S. and EMEA and includes the impact of increases in employee benefit costs. In addition, our profitability is impacted by the complexities associated with maintenance of multi-vendor IP networks as compared with closed, proprietary TDM networks, such as the need to assure a sufficient level of service technicians with IP skills.

The following table sets forth revenue by similar class of services within the AGS segment:

	Year ended September 30,					
			Mix			
	2006	2005	2006	2005	Change	
	Dollars in millions					
Maintenance	$1,495	$1,506	63%	65%	$(11)	-1%
Implementation and integration services	510	469	22%	20%	41	9%
Managed services	355	350	15%	15%	5	1%
Other	2	5	0%	0%	(3)	-60%
Total revenue	$2,362	$2,330	100%	100%	$ 32	1%

Overall AGS revenue growth has benefited from the full year impact of Tenovis in fiscal 2006, which favorably impacted all classes of services within AGS. Excluding this impact, overall AGS revenues would have been relatively flat when compared to fiscal 2005. Excluding the impact of Tenovis, the decline in the U.S. was mostly offset by increases in APAC and Americas, non-U.S.

The decline in maintenance revenue occurred primarily in the U.S. due to reductions in scope of contracted services, cancellations and price erosion. The decline in maintenance revenue in the U.S. was mostly offset by growth in APAC and Latin America, where our strategy to directly service our global customers is yielding growth in maintenance services.

Implementation and integration services revenue grew in all regions in fiscal 2006, partially due to increased product sales. In addition, strong performance in professional services, particularly in the U.S., contributed to the growth in implementation and integration services when compared to fiscal 2005.

Excluding the full-year benefit from Tenovis in fiscal 2006, managed services revenue would have declined due to reductions in scope and cancellations of contracted services and price erosion on new contracts primarily in the U.S.

Certain services revenue generated by AGC which was previously categorized as "Other" has been reclassified to maintenance revenue for all periods presented.

The following table sets forth operating income of the AGS segment:

	Year ended September 30,				
			Percent of Revenue		
	2006	2005	2006	2005	Change
	Dollars in millions				
Operating income	$ 171	$ 166	7.2%	7.1%	$ 5	3%

Overall AGS operating income was relatively flat both in dollars as well as a percentage of revenue. Despite growth in AGS revenues by $32 million, the change in revenue mix related to managed services and from higher-margin maintenance revenue to lower-margin implementation revenue, negatively impacted the AGS gross margin and profitability. In addition, an increase in employee benefit costs negatively impacted AGS profitability. These impacts were offset by cost reductions and the $9 million benefit from the reversal of a portion of our vacation accrual.

Corporate / Other Unallocated Amounts

	Year ended September 30,		
	2006	2005	Change
	Dollars in millions		
Operating (loss) income	$ (105)	$ 75	$ (180)

At the beginning of each fiscal year, the amount of corporate overhead and certain other expenses, including targeted annual incentive awards, to be charged to operating segments is determined and fixed for the entire year. Any adjustment of the annual incentive accrual, as well as any other over/under absorption of corporate overhead expenses against plan is recorded within Corporate/Other Unallocated Amounts. In addition, certain discrete items, such as charges relating to restructuring actions and asset impairments, are not allocated to the operating segments and remain in Corporate/Other Unallocated Amounts.

During fiscal 2006, the operating loss of $105 million is primarily due to restructuring charges of $104 million and impairment charges of $29 million primarily related to certain internal-use software assets. The restructuring charges are comprised of $21 million for lease termination obligations and $83 million for employee separation costs in EMEA and the U.S. These items were partially offset by $22 million related to the favorable resolution of non-income tax audits in several jurisdictions during the third quarter and an adjustment to employee incentive awards due to the Company's actual performance compared with targeted performance.

Operating income of $75 million during fiscal 2005 was affected primarily by an adjustment to employee incentive awards, as well as other over/under absorption of corporate overheads against plan. In fiscal 2005, we incurred discretionary employee annual incentive awards of $25 million, which was less than would have been recorded if we had met our fiscal 2005 targets regarding operating income, operating cash flows and revenues.

Fourth Quarter Items

Revenues increased by $68 million in the fourth quarter of fiscal 2006 compared to the fourth quarter of fiscal 2005 primarily due to increases in sales of products through our indirect channel. Operating income decreased by $7 million to $75 million, primarily due to restructuring charges, partially offset by higher gross margins for the quarter which were driven by higher sales volumes. Net income for the quarter was $48 million, a $612 million decrease from fiscal 2005 due to the benefit from income taxes for the fourth quarter of fiscal 2005 which included a $590 million reversal of a portion our deferred tax valuation allowance, as described in Note 12 "Income Taxes" to our Consolidated Financial Statements.

Fiscal Year Ended September 30, 2005 Compared with Fiscal Year Ended September 30, 2004

Revenue

The primary driver of the increase in our revenues for fiscal 2005 compared to fiscal 2004 was our acquisition of Tenovis. Revenues in fiscal 2005 were also positively impacted by the acquisition of the majority interest in AGC in the fourth quarter of fiscal 2004, as well as currency fluctuations. This impact was partially offset by declines in U.S. sales of both products and services. The decline in U.S. revenues was primarily attributable to the following:

- We announced changes in our go-to-market strategy to realign our sales and marketing efforts. As we focused our direct sales efforts on our larger enterprise customers, the benefits took longer than expected to materialize, resulting in a disruption to our sales efforts during fiscal 2005. This disruption primarily affected our U.S. business. We worked to minimize the effects of this disruption and continued to implement the realignment through fiscal 2005.
- We continued to see declines in revenues from our U.S. services business, particularly in the maintenance and managed services lines of business, primarily due to renegotiations by customers of their contracts to change the scope of existing contracts, pricing pressures and cancellations.
- We devoted significant management attention and resources to the Tenovis integration. Early in fiscal 2005, these integration efforts diverted management's time and attention away from other business issues.

A detailed analysis of the impact of these factors is included in the discussion below.

The following table sets forth a comparison of revenue by type:

	Year ended September 30,					
			Mix			
	2005	2004	2005	2004	Change	
	Dollars in millions					
Sales of products	$2,294	$2,048	47%	50%	$246	12%
Services	1,971	1,761	40%	43%	210	12%
Rental and managed services	637	260	13%	7%	377	145%
Total revenue	$4,902	$4,069	100%	100%	$833	20%

Higher revenues in all categories were primarily due to the acquisition of Tenovis. Revenues from sales of products also benefited from the acquisition of a majority interest in AGC in the fourth quarter of fiscal 2004. The increases in revenues from sales of product were partially offset by lower volumes in the U.S. due to the disruption from the realignment of our sales efforts in the first half of the fiscal year. The increase in revenues from services and rental and managed services, primarily attributable to Tenovis, was partially offset by lower volumes in the U.S. due mainly to renegotiations affecting the scope of existing managed services contracts, as well as pricing pressures and cancellations.

The following table sets forth a geographic comparison of revenue:

	Year ended September 30,					
			Mix			
	2005	2004	2005	2004	Change	
	Dollars in millions					
U.S.	$2,908	$3,089	59%	76%	$ (181)	-6%
Outside the U.S.:						
Germany	724	45	15%	1%	679	1509%
EMEA (excluding Germany)—Europe/ Middle East/Africa	696	493	14%	12%	203	41%
Total EMEA	1,420	538	29%	13%	882	164%
APAC—Asia Pacific	336	226	7%	6%	110	49%
Americas, non-U.S.	238	216	5%	5%	22	10%
Total outside the U.S.	1,994	980	41%	24%	1,014	103%
Total revenue	$4,902	$4,069	100%	100%	$ 833	20%

U.S. revenues were down against the comparable period due to the disruption from the realignment of our sales and marketing efforts as well as decreases in the scope of existing maintenance contracts and pricing pressures in our services business as described above.

Higher revenues in Germany were almost entirely attributable to the acquisition of Tenovis. The majority of the increase in revenues in EMEA (excluding Germany) was due to the acquisition of Tenovis, and was also a result of increased acceptance of IP telephony, and increased willingness of customers to spend on converged communications technology. This increased acceptance resulted in higher sales of large communications systems. In addition, currency translation had a positive impact as the euro strengthened against the U.S. dollar for most of the period. Revenues in APAC benefited from the acquisition of a majority ownership interest in AGC as well as higher volumes in China and Japan, particularly in connection with sales to our customers in the financial services industry. Revenues in the Americas, non-U.S. region benefited from higher volumes associated with the call center business due to the expansion and upgrade of the installed base in Latin America.

The following table sets forth a comparison of revenue from sales of products by channel:

	Year ended September 30,					
			Mix			
	2005	2004	2005	2004	Change	
	Dollars in millions					
Direct	$1,078	$ 923	47%	45%	$155	17%
Indirect	1,216	1,125	53%	55%	91	8%
Total sales of products	$2,294	$2,048	100%	100%	$246	12%

Revenue from the sales of products through the direct channel increased due to the acquisition of Tenovis, which sells primarily through the direct channel.

Gross Margin

	Year ended September 30,					
			Percent of Revenue			
	2005	2004	2005	2004	Change	
	Dollars in millions					
On sales of products	$ 1,245	$ 1,120	54.3%	54.7%	$ 125	11%
On services	674	697	34.2%	39.6%	(23)	-3%
On rental and managed services	378	128	59.3%	49.2%	250	195%
Total gross margin	$ 2,297	$ 1,945	46.9%	47.8%	$ 352	18%

Gross margin on the sales of products increased primarily due to additional sales volumes gained from the acquisition of Tenovis, the increased proportion of software to hardware in our product mix and the benefits associated with our ongoing cost reduction initiatives. However, while the acquisition of Tenovis added additional gross margin in dollars, as a percent of revenue, our overall gross margin gains were more than offset by the lower margin rates achieved by Tenovis.

Gross margin on services decreased mainly due to the impact of lower revenues in the U.S., as well as the impact of the significantly lower margin Tenovis services business. In addition, gross margins were negatively impacted by changes in revenue mix, including a higher proportion of government contracts and wire installations, as well as a higher proportion of implementation services revenues, which generate lower margins than those achieved by annuity contracts. These declines in gross margin were partially offset by cost savings as a result of headcount reductions taken during this fiscal year..

Gross margin on rental and managed services increased due primarily to the acquisition of Tenovis, which was partially offset by lower revenues associated with U.S. managed services. The improvement in gross margin percentage was due to the higher margins achieved by the Tenovis rental business.

Operating Expenses

	Year ended September 30,					
			Percent of Revenue			
	2005	2004	2005	2004	Change	
	Dollars in millions					
Selling, general and administrative	$ 1,583	$ 1,274	32.3%	31.3%	$ 309	24%
Research and development	394	348	8.0%	8.6%	46	13%
Restructuring charges	22	—	0.5%	0.0%	22	100%
Total operating expenses	$ 1,999	$ 1,622	40.8%	39.9%	$ 377	23%

Our SG&A expenses consist primarily of salaries, commissions, benefits and other items. The increase in SG&A expenses was primarily due to the acquisition of Tenovis, and to a lesser extent our other acquisitions, which resulted in higher SG&A expenses in dollar terms and as a percent of revenue. Included with SG&A expenses was approximately $52 million of amortization of intangible assets as a result of our acquisitions of Tenovis and Spectel. These negative impacts associated with our acquisitions were partially offset by improved operational efficiencies.

Our R&D expenses consist primarily of salaries and benefits, and overall increased due to our fiscal 2005 acquisitions. In addition, in connection with our acquisitions of Tenovis, Spectel and Nimcat during fiscal 2005, we allocated $7 million to in-process research and development which was charged to R&D expense during the period.

Our restructuring charges for fiscal 2005 were recorded in connection with the reorganization of our North American sales and services organizations. This charge consisted of severance and one-time employee termination benefits of $12 million related to the termination of employees in the North America region across many business functions and job classes, as well as costs of $10 million related to the consolidation of excess facilities.

Other Expense, Net

	Year ended September 30,			
	2005	2004	Change	
	Dollars in millions			
Other expense, net	$ (32)	$ (15)	$ (17)	-113%

Other expense, net for fiscal 2005 consisted primarily of a $41 million loss on the repurchase of $271 million principal amount of senior notes, a $3 million loss on the repayment of $262 million principal amount of secured floating rate notes and other costs related to the repayment of our debt, partially offset by $24 million of interest income.

Other expense, net for fiscal 2004 consisted primarily of a $42 million loss associated with the redemption and repurchase of $356 million principal amount of our senior notes. This was partially offset by $19 million of interest income generated primarily from invested cash and $7 million of foreign currency transaction gains.

Interest Expense

	Year ended September 30,			
	2005	2004	Change	
	Dollars in millions			
Interest expense	$ (19)	$ (66)	$ 47	71%

The decrease in interest expense was due to lower year-over-year debt levels. Overall debt decreased primarily due to the repurchases of our senior notes in fiscal 2004 and 2005, as well as the conversion into common stock of our LYONs and the redemption for cash of the remaining LYONs in fiscal 2005. This decrease was partially offset by interest expense associated with the debt assumed in the Tenovis acquisition, which was then repaid during fiscal 2005.

Interest expense for fiscal 2004 primarily included $53 million of interest on our senior notes and $15 million of interest for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001.

Benefit from Income Taxes

	Year ended September 30,			
	2005	2004	Change	
	Dollars in millions			
Benefit from income taxes	$ (676)	$ (49)	$ (627)	1280%

In fiscal 2005, we recorded a benefit for income taxes of $676 million as compared with a $49 million benefit in fiscal 2004. The benefit for fiscal 2005 included a $590 million net tax benefit due to the realization of certain deferred tax assets upon the reversal of a portion of the valuation allowance that had been recorded in prior periods. The $590 million benefit was net of a tax provision recorded for the year. In addition, the $676 million benefit included a $124 million income tax benefit which was comprised of $109 million tax benefit resulting from the resolution of U.S federal income tax audit matters for the years 1999 and 2000 and a $15 million benefit due to certain state matters that arose prior to our separation from Lucent.

Based upon a detailed analysis of historical and expected book and taxable income, we determined that the realization of certain deferred tax assets for which there was a valuation allowance was considered to be more likely than not for purposes of reversing the valuation allowance. Therefore, a portion of the valuation allowance was reversed resulting in a net tax benefit of $590 million. We recorded pre-tax income from continuing operations in 2005 and 2004, with income levels rising each year. In addition, we were no longer in a three-year cumulative loss position for book purposes. We considered this positive evidence regarding the future realization of deferred tax assets, which was primarily based on actual historical book results, to outweigh any negative evidence that may have existed.

The remaining valuation allowance of $165 million as of September 30, 2005 was comprised of $142 million relating to foreign deferred tax assets for which we have determined, based on historical results and projected future book and taxable income levels, that a valuation allowance should remain. The foreign valuation allowance included approximately $120 million relating to our German operations.

The benefit for fiscal 2004 of $49 million included an $89 million income tax benefit which was comprised of $102 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1990 through 1998 offset by $13 million due to certain state tax matters and other adjustments that arose prior to our separation from Lucent.

Segment Results

Global Communications Solutions

	Year ended September 30,					
			Mix			
	2005	2004	2005	2004	Change	
	Dollars in millions					
Large communications systems	$ 1,585	$ 1,210	61%	59%	$ 375	31%
Small communications systems	331	228	13%	11%	103	45%
Converged voice applications	610	552	24%	27%	58	11%
Other	46	54	2%	3%	(8)	-15%
Total revenue	$ 2,572	$ 2,044	100%	100%	$ 528	26%

The increase in total revenue for all GCS product classes was primarily attributable to the acquisition of Tenovis. Large communications systems also benefited from increased sales of IP products. The increase in small communications systems revenues attributable to Tenovis was partially offset by lower U.S. sales volumes, mainly in the indirect channel due to lower purchases by our U.S. indirect channel partners. In addition to the increased revenue from Tenovis, converged voice applications also benefited from higher volumes in sales of third party, or OEM software products.

The following table sets forth operating income of the GCS segment:

	Year ended September 30,					
			Percent of Revenue			
	2005	2004	2005	2004	Change	
	Dollars in millions					
Operating income	$ 57	$ 71	2.2%	3.5%	$ (14)	-20%

The decrease in operating income was primarily due to the effects of a decrease in operating margin resulting from an unfavorable product mix, including increased sales of OEM software products which generate lower margins than sales of our products. The decrease was also a result of higher SG&A costs and increased R&D spending over the prior year due to the acquisition of Tenovis, Spectel and RouteScience.

Avaya Global Services

	Year ended September 30,					
			Mix			
	2005	2004	2005	2004	Change	
	Dollars in millions					
Maintenance	$ 1,506	$ 1,422	65%	70%	$ 84	6%
Implementation and integration services	469	338	20%	17%	131	39%
Managed services	350	260	15%	13%	90	35%
Other	5	1	0%	0%	4	400%
Total revenue	$ 2,330	$ 2,021	100%	100%	$ 309	15%

The increase in revenue for AGS was primarily attributable to the acquisition of Tenovis and sales of new services, partially offset by a decline in maintenance and managed services revenues in the U.S.

Tenovis generated revenue for each of the service lines. Lower revenues in existing contract-related maintenance were primarily due to cancellations, changes in contract scope and pricing pressures for U.S. customers. This was partially offset by increases in sales of new services and off-warranty sales of services. Implementation and integration services revenues benefited from the favorable trending of product sales in recent quarters and growth in our infrastructure implementation business. Managed services revenues in the U.S. were unfavorably affected by customer changes in scope, pricing pressures and cancellations, as well as lower sales of telephony equipment to the U.S. managed services customers.

The following table sets forth operating income of the AGS segment:

	Year ended September 30,					
			Percent of Revenue			
	2005	2004	2005	2004	Change	
	Dollars in millions					
Operating income	$ 166	$ 249	7.1%	12.3%	$ (83)	-33%

The decrease in operating income for fiscal 2005 is due to lower gross margin and additional expenses attributable to Tenovis. Additionally, the U.S. business experienced a lower proportion of higher-margin annuity services such as maintenance and a higher proportion of implementation and integration services, which traditionally have lower margins. The decrease in gross margin was partially offset by the cost savings resulting from headcount reductions taken during fiscal 2005.

Corporate / Other Unallocated Amounts

	Year ended September 30,		
	2005	2004	Change
	Dollars in millions		
Revenue	$—	$ 4	$ (4)
Operating income	$ 75	$ 3	$ 72

Revenue of $4 million in fiscal 2004 represented sales associated with the acquisition of Expanets, Inc., a subsidiary of Northwestern Corporation (Expanets). These sales were not allocated to one of our operating segments because the sales were of non-Avaya products that were in the Expanets pipeline prior to the acquisition, and were consummated subsequent to the closing of our acquisition of Expanets.

Operating income for both fiscal years was mainly due to the actual corporate overhead and certain other expenses being lower than that estimated. In fiscal 2005, the Company incurred discretionary employee annual incentive awards of $25 million, which was $80 million less than would have been recorded if we had met our fiscal 2005 targets regarding operating income, operating cash flows and revenues. The significantly lower employee incentive awards, as well as any other over/under absorption of corporate overheads against plan, was recorded within Corporate/Other Unallocated Amounts.

Results of Discontinued Operations

As a result of their divestitures, we classified our Connectivity Solutions business and the portions of the Expanets business that previously distributed non-Avaya products as discontinued operations. The table below summarizes the operating results of the businesses included in (loss) income before income taxes from discontinued operations, as well as the gain recognized on the sale of Connectivity Solutions.

	Year ended September 30,	
	2005	2004
	Dollars in millions	
Revenue from discontinued operations:		
Connectivity Solutions	$—	$ 168
Expanets	—	8
Total revenue from discontinued operations	$—	$ 176
(Loss) income before income taxes from discontinued operations:		
Connectivity Solutions		
Results of operations	$ (2)	$ (71)
Gain on sale	—	84
Total (loss) income before income taxes for Connectivity Solutions	(2)	13
Expanets:		
Results of operations	—	(7)
Total (loss) income before income taxes from discontinued operations	$ (2)	$ 6

The results of operations for Connectivity Solutions for fiscal 2004 included a charge of $48 million comprised of a $24 million pension and postretirement curtailment loss and a $24 million settlement loss recognized upon the transfer of pension and postretirement benefit assets and liabilities to CommScope. Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope.

The amounts presented for Expanets for fiscal 2004 represent the results generated by the portion of the Expanets business that previously distributed non-Avaya products from the date of acquisition on November 25, 2003, through June 30, 2004. We divested that entire portion of the Expanets business as of June 30, 2004.

Liquidity and Capital Resources

During fiscal 2006, we generated positive cash flow from operations of $647 million. We made a voluntary cash contribution of $42 million to our U.S. pension plans. We also used $328 million during fiscal 2006 to continue our program to repurchase and retire shares of our common stock. In addition, we used $188 million to acquire capitalized assets and develop software technology. Cash and cash equivalents increased by $149 million to $899 million as of September 30, 2006.

Sources and Uses of Cash for the Fiscal Year Ended September 30, 2006

A condensed statement of cash flows for fiscal 2006 and 2005 follows:

	Year ended September 30,	
	2006	2005
	Dollars in millions	
Net cash provided by (used for):		
Operating activities	$ 647	$ 334
Investing activities	(189)	(558)
Financing activities	(315)	(638)
Effect of exchange rate changes on cash and cash equivalents	6	(5)
Net increase (decrease) in cash and cash equivalents	149	(867)
Cash and cash equivalents at beginning of year	750	1,617
Cash and cash equivalents at end of year	$ 899	$ 750

Operating Activities

Our net cash provided by operating activities was $647 million for fiscal 2006, compared to $334 million for fiscal 2005. Cash provided by operating activities was primarily driven by profitable operations. Specific items affecting our cash flows are discussed below:

Incentive payments—During fiscal 2006, discretionary employee awards were paid but were lower than the management incentives paid during fiscal 2005. Payments are based on the prior fiscal year's performance.

Accounts Receivable, Net—The following summarizes our accounts receivable, net and related metrics:

	September 30,		
	2006	2005	Change
	Dollars in millions		
Accounts receivable, gross	$ 928	$ 920	$ 8
Allowance for doubtful accounts	(57)	(58)	1
Accounts receivable, net	$ 871	$ 862	$ 9
Allowance for doubtful accounts as a percent of accounts receivable, gross	6.1%	6.3%	-0.2 pts
Days sales outstanding (DSO)	57 days	60 days	-3 days
Past due receivables as a percent of accounts receivable, gross	17.8%	21.7%	-3.9 pts

The decrease in DSO and past-due percentage was primarily a result of an improvement in our collections efforts on a global basis.

Inventory—The following summarizes our inventory and inventory turnover:

	September 30,		
	2006	2005	Change
	Dollars in millions		
Finished goods	$ 281	$ 274	$ 7
Raw materials	4	14	(10)
Total inventory	$ 285	$ 288	$ (3)
Inventory turnover	10.2 times	9.4 times	+ 0.8 times

Accounts Payable—The following summarizes our accounts payable and days payable outstanding:

	September 30,		
	2006	2005	Change
	Dollars in millions		
Accounts payable	$418	$402	$ 16
Days payable outstanding	51	53	-2 days

Investing Activities

Net cash used for investing activities was $189 million in fiscal 2006, compared with $558 million in fiscal 2005. Activities in fiscal 2006 included $188 million for capital expenditures, including $71 million of capitalized software development costs.

Fiscal 2005 activities primarily include $421 million, net, used for acquisitions, including $265 million for Tenovis, $110 million for Spectel and $38 million for Nimcat. We used $206 million for capital expenditures, including $59 million of capitalized software development costs, and we received proceeds of $52 million from the sale of our corporate aircraft.

Financing Activities

Net cash used for financing activities was $315 million in fiscal 2006, compared with $638 million in fiscal 2005. Activities in the current year include $328 million to repurchase shares of our common stock pursuant to our stock repurchase plan and $14 million to repay our senior notes, partially offset by $28 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and the exercise of options under our stock option plans.

Net cash used in fiscal 2005 consisted primarily of $314 million to repurchase substantially all of our senior notes in a public tender offer, $262 million to repay the outstanding principal of Tenovis' secured floating rate notes and $107 million to repurchase and retire shares of our common stock pursuant to our stock repurchase plan. These uses of cash were partially offset by $49 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and the exercise of options under our stock option plans.

Contractual Obligations and Sources of Liquidity

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2006:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	In millions				
Capital lease obligations(1)	$ 13	$ 4	$ 9	$ —	$ —
Operating lease obligations(2)	704	139	209	124	232
Purchase obligations with contract manufacturers and suppliers(3)	197	197	—	—	—
Other purchase obligations(4)	115	115	—	—	—
Total	$1,029	$455	$218	$124	$232

(1) The payments due for capital lease obligations do not include future payments for interest.

(2) Contractual obligations for operating leases include $39 million of future minimum lease payments that have been accrued for in accordance with accounting principles generally accepted in the U.S. pertaining to restructuring and exit activities.

(3) We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by us. If we do not meet these specified purchase commitments, we could be required to purchase the inventory. See Note 17, "Commitments and Contingencies—Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements—Purchase Commitments and Termination Fees" to our Consolidated Financial Statements.

(4) Other purchase obligations represent an estimate of contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services as of September 30, 2006. Although contractual obligations are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Our primary future cash requirements will be to fund working capital, share repurchases, capital expenditures, restructuring payments, employee incentive payments and benefit obligations. In addition, we may use cash in the future to make strategic acquisitions.

Specifically, we expect our primary cash requirements for fiscal 2007 to be as follows:

- *Share repurchase plan*—In accordance with the share repurchase plan authorized by the Board of Directors in April 2005, we may use up to $500 million of cash to repurchase shares of our outstanding common stock through April 2007. Since the start of the plan through September 30, 2006, we paid $435 million to repurchase and retire our shares, leaving approximately $65 million available for further share repurchases according to the limitations of the plan. These repurchases are made at management's discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price and other factors. See Note 11, "Earnings Per Share of Common Stock," to our Consolidated Financial Statements for further information.

- *Capital expenditures*—We expect to spend approximately $240 million for capital expenditures and capitalized software development costs during fiscal 2007.

- *Restructuring payments*—We expect to make payments of approximately $90 million during fiscal 2007 for employee separation costs and lease termination obligations associated with restructuring actions we have taken. We may make additional cash payments if we initiate further restructuring actions during fiscal 2007.

- *Employee incentive payments*—Based on our actual results compared to our corporate targets (operating income, revenue growth and operating cash flow) established for incentive payments under the Avaya, Inc. Short Term Incentive Plan ("STIP") for fiscal 2006, we made cash payments aggregating $90 million to our employees during the first quarter of fiscal 2007.

- *Benefit obligations*—In fiscal 2007, we estimate we will make payments totaling $6 million for certain U.S. pension benefits that are not pre-funded, a $2 million contribution to satisfy the minimum statutory funding requirements in the U.S. and contributions totaling $12 million for non-U.S. plans. For fiscal 2007, we also estimate we will make payments totaling $63 million for retiree medical benefits that are not pre-funded.

Future Sources of Liquidity

We expect our primary source of cash during fiscal 2007 to be positive net cash provided by operating activities. We expect that growth in profitable revenues and continued focus on accounts receivable, inventory management and cost containment will enable us to continue to generate positive net cash from operating activities.

We and a syndicate of lenders are currently party to a $400 million revolving credit facility (see Note 8, "Capital Lease Obligations and Long-Term Debt" to our Consolidated Financial Statements), which expires in May 2011. Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition or other capital investment. Furthermore, if we acquire a business in the future that has existing debt, our debt service requirements may increase, thereby increasing our cash needs.

If we do not generate sufficient cash from operations, face unanticipated cash needs such as the need to fund significant strategic acquisitions or do not otherwise have sufficient cash and cash equivalents, we may need to incur additional debt or issue equity. In order to meet our cash needs we may, from time to time, borrow under our credit facility or issue long- or short-term debt or equity, if the market permits us to do so.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents of $899 million as of September 30, 2006 and our net cash provided by operating activities will be sufficient to meet our future cash requirements described above. Our ability to meet these requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Uncertainties Regarding Our Liquidity

We believe the following uncertainties exist regarding our liquidity:

- *Ability to Increase Revenue*—Our ability to generate net cash from operating activities has been a primary source of our liquidity. If our revenues and margins were to decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.
- *Debt Ratings*—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings. See "Debt Ratings."
- *Future Acquisitions*—We may from time to time in the future make acquisitions. Such acquisitions may require significant amounts of cash or may result in increased debt service requirements to the extent we assume or incur debt in connection with such acquisitions.

Debt Ratings

Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. As of September 30, 2006, we had a long-term corporate family rating of Ba3 with a positive outlook from Moody's and a corporate credit rating of BB with a stable outlook from Standard & Poor's. These ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies. Each credit rating should be evaluated independently of any other ratings.

Contributions to Pension Plan

During 2006, we made a voluntary cash contribution of $42 million to our U.S. pension plans.

During June 2004, we made a voluntary contribution of $111 million of our common stock to fund our U.S. management pension plan. The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock. The per share value of common stock contributed to the pension plan was $15.95, which represented the average of the opening and closing share price on June 9, 2004, the date of the contribution. As of the date of the contribution, the treasury stock had a carrying value of $27 million. The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital. As a result of this contribution, we were not required to make a contribution to satisfy minimum statutory funding requirements for our U.S. pension plans during fiscal 2004, 2005 or 2006.

Credit Facility

Our credit facility contains affirmative and restrictive covenants that we must comply with, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, of 2.00 to 1.00, (c) maintaining a minimum ratio of adjusted EBITDA to interest expense of 4.00 to 1.00, (d) limitations on the incurrence of subsidiary indebtedness, (e) limitations on liens, (f) limitations on investments and (g) limitations on the creation or existence of agreements that prohibit liens on our properties. The credit facility also limits our ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of our common stock to an amount not to exceed 50% of consolidated net income for the fiscal year immediately preceding the fiscal year in which such dividend, purchase, redemption, retirement or acquisition is paid or made. For fiscal 2006, the credit facility allowed us to repurchase, redeem or otherwise acquire shares of our common stock up to an amount not to exceed $461 million, which equaled 50% of our consolidated net income for fiscal 2005. On September 8, 2006, the credit facility was amended to provide that the Company may use an additional $500 million during the period from October 1, 2006 through September 30, 2008 for such activities, over the amount provided for under the 50% of consolidated net income test each year. As of September 30, 2006, we were in compliance with all of the covenants included in the credit facility.

Provided that we are in compliance with the terms of the credit facility, we may use up to $1 billion in cash (excluding transaction fees) and assumed debt for acquisitions completed after February 23, 2005. The acquisition amount will be permanently increased to $1.5 billion after our consolidated adjusted EBITDA for any period of twelve consecutive months equals or exceeds $750 million.

There are currently $35 million of letters of credit issued under the credit facility. There are no other outstanding borrowings under the facility and the remaining availability is $365 million as of September 30, 2006. We believe the credit facility provides us with an important source of backup liquidity.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

We are party to several types of agreements, including surety bonds, purchase commitments, product financing arrangements and performance guarantees, which are fully discussed in Note 17, "Commitments and Contingencies" to our Consolidated Financial Statements.

Legal Proceedings and Environmental, Health and Safety Matters

We are subject to certain legal proceedings as fully discussed in Note 17, "Commitments and Contingencies—Legal Proceedings" to our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Transactions

Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. For fiscal 2006 and 2005, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in currency exchange rates. A 10% appreciation in traded-against foreign currency value from the prevailing market rates would have had a negative impact of $39 million and $37 million, respectively, for fiscal 2006 and 2005. Conversely, a 10% depreciation would have had a positive impact of $36 million and $27 million, respectively, for fiscal 2006 and 2005.

Forecasted Transactions—From time to time, we use foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other income or expense in the period in which the exchange rates change. For fiscal 2006 and 2005, these gains and losses were not material to our results of operations.

Interest Rate Swap Agreements

During the first and second quarters of 2004, we entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009, which matched the notional amount of the senior notes outstanding. The interest rate swaps effectively converted $250 million of the senior notes from fixed rate debt into floating rate debt. During the third and fourth quarters of fiscal 2004, we terminated all five of our interest rate swap agreements as we anticipated further repurchases of the senior notes.

In November 2001, Tenovis Finance Limited entered into two interest rate swap agreements, each with an original notional amount of Euro 150 million, which matched the notional amount of the secured floating rate notes outstanding. Mirroring the secured floating rate notes, the interest rate swaps had a final maturity date of November 2007. These interest rate swap agreements were executed in order to convert the secured notes floating rate debt into fixed rate debt. During fiscal 2005, we repaid the outstanding principal amount of the secured floating rate notes and concurrently terminated the two interest rate swaps.

See Note 9, "Derivatives and Other Financial Instruments" to our Consolidated Financial Statements for further details related to these interest rate swap agreements.

Recent Accounting Pronouncements

SFAS 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 improves reporting of obligations for pensions and other post-retirement benefits by recognizing the over-funded or under-funded status of plans as an asset or liability. The pronouncement does not change how plan assets and benefit obligations are measured under FAS 87 and FAS 106, nor does it change the approach for measuring annual benefit cost reported in earnings. Rather, it eliminates the provisions that permit plan assets and obligations to be measured as of a date not more than three months prior to the balance sheet date, instead requiring measurement as of the reporting date. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits to be recognized on the balance sheet as a component of other comprehensive income. The Company will adopt the provisions of SFAS 158 in fiscal 2007. Upon adoption of SFAS 158, the Company will record an increase in the pension liability recognized on the Consolidated Balance Sheets of approximately $1 million with an offset to other comprehensive income. Additionally, the Company will record an increase in other post-retirement liability obligations recognized on the Consolidated Balance Sheets of approximately $227 million with an offset to other comprehensive income.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value and establishes a framework for measuring fair value under U.S. GAAP. The pronouncement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. SFAS 157 will be effective for the Company beginning in fiscal 2009. The adoption of SFAS 157 is not expected to have a material impact on the Company's Consolidated Financial Statements.

SAB 108

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company will adopt the provisions of SAB 108 beginning in fiscal 2007. The adoption of SAB 108 is not expected to have a material impact on the Company's Consolidated Financial Statements.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (an interpretation of FASB Statement No. 109)" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company will be required to adopt the provisions of FIN 48 beginning in fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings as well as requiring additional disclosures. The Company is currently assessing the impact of the adoption of FIN 48 on its Consolidated Financial Statements.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement SFAS No. 140" ("SFAS 156"). SFAS 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights. SFAS 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease. The Company will adopt the provisions of SFAS 156 beginning in fiscal 2007. The adoption of SFAS 156 is not expected to have a material impact on the Company's Consolidated Financial Statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives. SFAS 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In addition, it amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company will adopt the provisions of SFAS 155 beginning in fiscal 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Recent Tax Legislation

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law. The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act. With respect to the repatriation provision, the Company determined that it will not repatriate earnings pursuant to the American Jobs Creation Act of 2004.

The Application of Critical Accounting Policies

Our Consolidated Financial Statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Revenue Recognition

We derive revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, title and risk of loss have been transferred to the customer, contractual obligations have been satisfied and collectibility is reasonably assured. When we provide a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. The application of the appropriate accounting guidance to our revenue requires judgment and is dependent upon the specific transaction and whether the sale includes systems, applications, services or a combination of these items. As our business evolves, the mix of products and services sold may impact the timing of when revenue and related costs are recognized.

Our products are sold directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators. The purchase price of our systems and applications sold on a direct basis typically includes installation and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract.

Our indirect sales of products to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. We accrue a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. We calculate the provision for sales returns and allowances based on a quarterly analysis of actual historical returns and allowances in relation to current quarter sales, and determine the required allowance. This analysis requires a significant amount of judgment. If the accrued provision is higher or lower than required based on our quarterly analysis, the provision is adjusted against revenue.

Revenue and the related costs from services performed under managed services arrangements, professional services and services performed under maintenance contracts are recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Most of our sales require judgment principally in the areas of customer acceptance, returns assessment and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. In addition, a significant amount of our revenue is generated from sales of product to distributors. As such, our provision for estimated sales returns and other allowances and deferrals requires significant judgment. We provide for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. If these estimates, which are based on historical experience, are significantly below the actual amounts, our revenue could be adversely affected.

We also sell proprietary voice application software products. We recognize revenue related to these sales in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition." In multiple-element software arrangements, we allocate revenue to each element based on its relative fair value. The fair value of any undelivered element is determined using vendor-specific objective evidence ("VSOE") or, in the absence of VSOE for all elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, we first allocate revenue based on VSOE of the undelivered elements and the residual revenue to the delivered elements. Where VSOE of the undelivered element cannot be determined, we defer revenue for the delivered elements until the undelivered elements are delivered.

Collectibility of Accounts Receivable

Our accounts receivable are recorded net of an allowance for doubtful accounts. As discussed above, we accrue for the allowance based on an analysis of historical trends. In order to record our accounts receivable at their net realizable value, we also assess their collectibility. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our receivables and the current creditworthiness of our customers and an analysis of historical bad debts and other adjustments. We have recorded allowances for receivables which we believe are uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. We actively manage our accounts receivable to minimize credit risk, and as of September 30, 2006, we have no individual customer that constitutes more than 10% of our accounts receivable.

Inventories

In order to record our inventory at its lower of cost or market value, we regularly assess the ultimate realizability of our inventory. We adjust our inventory balance based on historical usage, inventory turnover and product life cycles through the recording of a provision which we include in cost of sales. In certain circumstances such as the introduction of a new product, we may make judgments as to future demand and compare that with the current or committed inventory levels. Where we have determined that the future demand is lower than our current inventory levels, we adjust our inventory balance accordingly. In addition, we have outsourced the manufacturing of substantially all of our GCS products. We may be obligated to purchase certain excess inventory levels from our outsourced manufacturer that could result from our actual sales of product varying from forecast, in which case we may need to record additional inventory provisions in the future.

Deferred Tax Assets and Tax Liabilities

Our deferred tax assets are primarily a result of deductible temporary differences related to pension and other accruals, as well as tax credit carryforwards and net operating loss carryforwards which are available to reduce taxable income in future periods. A considerable amount of judgment is required in estimating the amount of deferred tax assets to recognize in the financial statements. In determining whether or not a valuation allowance is required, we must consider, among other things, historical results for both book and tax purposes and expectations of future book and taxable income.

The Company is directly responsible for all U.S. federal, state, local or foreign tax audit issues for periods subsequent to the distribution. Significant judgment is required in determining the worldwide provision for income taxes. While it is often difficult to predict the final outcome or the timing of resolution of tax issues, the Company establishes tax reserves based on estimates of additional taxes and interest due with respect to certain positions that may not be sustained on review by tax authorities. The Company adjusts these reserves in light of changing facts and circumstances, including the results of tax audits and changes in tax law. The Company believes that its tax reserves reflect the probable outcome of known contingencies.

Long-Lived Assets

We have recorded property, plant and equipment, intangible assets, and capitalized software costs at cost less accumulated depreciation or amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment.

A considerable amount of judgment is also required in calculating any impairment charge for assets that are held and used, principally in determining discount rates, market premiums, financial forecasts, and allocation methodology. In calculating an impairment charge for assets held for sale, significant judgment is required in estimating fair value and costs to sell. Our estimates are based on valuations obtained from third parties and on estimates of incremental costs such as commissions and fees that are customary for sales of similar assets.

Any potential goodwill impairment is determined using a two-step approach. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which is one level below our operating segments, with its carrying amount, including goodwill. If the fair value is less than the book value, a second step is then performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We conducted the required annual goodwill impairment review during the fourth quarter of fiscal 2006. We completed updated valuations for all reporting units with goodwill as of September 30, 2006 using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, we determined that goodwill was not impaired as of September 30, 2006.

Restructuring Programs

We recorded restructuring charges during the fourth quarter of fiscal 2005 and during fiscal 2006. The restructuring charges include employee termination benefits as well as accruals for vacating leased premises and terminating operating leases. In connection with our acquisition of Tenovis in fiscal 2005, we recorded restructuring charges in accordance with EITF 95-3 for termination benefits to be paid to former Tenovis employees. In prior years, we recorded restructuring charges in accordance with EITF 94-3, the balance of which relates to leased premises that have been vacated.

A significant amount of judgment is required in estimating the amount of restructuring charges to record. Estimates used to determine employee termination benefit payments may differ from the actual amounts paid. In addition, estimates used to establish reserves related to real estate lease obligations may be adjusted based on new information. Because certain of our real estate lease obligations extend through fiscal 2021, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, we considered many variables such as the vacancy rates of commercial real estate in the local markets and the market rate for sublease rentals. The requirement to project sublease income for many years into the future, our estimates and assumptions regarding the commercial real estate market that we used to calculate future sublease income may be materially different from actual sublease income. If our sublease income estimates were too high, we would incur additional real estate lease obligation charges. Conversely, if our sublease income estimates were too low, we would be required to reverse charges and recognize income.

Pension and Postretirement Benefit Costs

We sponsor non-contributory defined benefit pension plans covering the majority of our U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels and changes in legislation.

The discount rate is subject to change each year, consistent with changes in rates of return on high-quality fixed-income investments currently available and expected to be available during the expected benefit payment period. We select the assumed discount rate for our U.S. pension and postretirement plans by applying the published rates of an existing yield curve, such as the Citigroup Above Median Pension Discount Curve, to the expected benefit payment streams and develop a rate at which we believe the benefit obligations could be effectively settled. Based on the published rates as of September 30, 2006, we used a discount rate of 5.90% for both the U.S. pension and postretirement plans, an increase of 40 basis points from the 5.50% rate used as of September 30, 2005. For fiscal 2006, this had the effect of reducing our projected pension benefit obligation by approximately $131 million, and our accumulated postretirement benefit obligation by approximately $29 million. For fiscal 2007, this has the effect of reducing pension service cost by approximately $1 million and our postretirement service cost by less than $1 million.

The expected long-term rate of return on U.S. pension and postretirement plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the targeted asset mix of the plans, and whether the plan assets are actively managed. The forward-looking assumptions underlying our expected long-term rate of return are developed by our investment adviser and reviewed by us for reasonableness. The return and risk assumptions consider such factors as anticipated long-term performance of individual asset classes, risk premium for active management based on qualitative and quantitative analysis, and correlations of the asset classes that comprise the asset portfolio. Based on the study completed this year, the expected rate of return for fiscal 2007 will remain unchanged at 9.0% for the pension plan assets and 7.0% for the postretirement plan assets. A 25 basis point change in the expected long-term rate of return would result in approximately a $6 million change in our pension expense and less than $1 million change in our postretirement expense.

The market-related value of our plan assets is developed using a five-year smoothing technique. The market-related value as of the measurement date is calculated as follows: (1) A preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted up to plus or minus 2% based on the actual 10-year average rate of return on plan assets. (2) The final market-related value is determined as the preliminary market-related value from (1) above, plus 20% of the difference between the actual return and expected return for each of the past five years.

Commitments and Contingencies

We are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters. In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The estimates of required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters and have limited information. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions, as described in Note 17, "Commitments and Contingencies" to our Consolidated Financial Statements.

Accounting for Stock Options

During fiscal 2005 and prior years, we accounted for stock options in accordance with Accounting Principles Board Opinion 25 and disclosed the pro forma effect of expensing stock options in accordance with SFAS 123. Effective October 2005, we have adopted SFAS 123(R), which requires us to recognize compensation expense in our financial statements for the fair value of stock options we issue. Both SFAS 123 and SFAS 123(R) require management to make assumptions regarding the expected life of the options, the expected liability of the options and other items in determining estimated fair value. Changes to the underlying assumptions may have significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management (with the participation of our principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that internal control over financial reporting was effective as of September 30, 2006 based on criteria in Internal Control — Integrated Framework issued by COSO. Management's assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and PricewaterhouseCoopers LLP has issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting, which is included herein.

/s/ Louis J. D'Ambrosio	/s/ Garry K. McGuire
President and Chief Executive Officer	Chief Financial Officer and Senior Vice President, Corporate Development
December 8, 2006	December 8, 2006

2006 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avaya Inc.:

We have completed integrated audits of Avaya Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) of this Form 10-K present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (the "Company") at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective October 1, 2005.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing in Exhibit 13 of the Form 10-K, that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
December 8, 2006

2006 Annual Report

AVAYA INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30,		
	2006	2005	2004
	Dollars in millions, except per share amounts		
REVENUE			
Sales of products	$2,510	$2,294	$2,048
Services	2,002	1,971	1,761
Rental and managed services	636	637	260
	5,148	4,902	4,069
COSTS			
Sales of products	1,168	1,049	928
Services	1,320	1,297	1,064
Rental and managed services	270	259	132
	2,758	2,605	2,124
GROSS MARGIN	2,390	2,297	1,945
OPERATING EXPENSES			
Selling, general and administrative	1,595	1,583	1,274
Research and development	428	394	348
Restructuring charges	104	22	—
TOTAL OPERATING EXPENSES	2,127	1,999	1,622
OPERATING INCOME	263	298	323
Other income (expense), net	24	(32)	(15)
Interest expense	(3)	(19)	(66)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	284	247	242
Provision for (benefit from) income taxes	83	(676)	(49)
INCOME FROM CONTINUING OPERATIONS	201	923	291
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	(2)	5
NET INCOME	**$ 201**	**$ 921**	**$ 296**
Earnings Per Common Share—Basic:			
Earnings per share from continuing operations	$ 0.43	$ 1.95	$ 0.66
Earnings per share from discontinued operations	—	—	0.01
Earnings per share	$ 0.43	$ 1.95	$ 0.67
Earnings Per Common Share—Diluted:			
Earnings per share from continuing operations	$ 0.43	$ 1.89	$ 0.63
Earnings per share from discontinued operations	—	—	0.01
Earnings per share	$ 0.43	$ 1.89	$ 0.64

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

AVAYA INC.

CONSOLIDATED BALANCE SHEETS

	As of September 30, 2006	2005
	Dollars in millions, except per share amounts	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 899	$ 750
Accounts receivable, less allowances of $57 million and $58 million as of September 30, 2006 and 2005, respectively	871	862
Inventory	285	288
Deferred income taxes, net	153	143
Other current assets	151	128
TOTAL CURRENT ASSETS	2,359	2,171
Property, plant and equipment, net	668	738
Deferred income taxes, net	787	911
Intangible assets	263	337
Goodwill	941	914
Other assets	182	148
TOTAL ASSETS	**$5,200**	**$5,219**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	418	402
Payroll and benefit obligations	348	300
Deferred revenue	286	244
Other current liabilities	335	373
TOTAL CURRENT LIABILITIES	1,387	1,319
Benefit obligations	1,350	1,561
Deferred income taxes, net	77	96
Other liabilities	300	282
TOTAL NON-CURRENT LIABILITIES	1,727	1,939
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized; 452,203,778 and 471,328,963 issued (including 461,429 and 207,053 treasury shares) as of September 30, 2006 and 2005, respectively	5	5
Additional paid-in-capital	2,637	2,895
Retained earnings (accumulated deficit)	148	(53)
Accumulated other comprehensive loss	(698)	(883)
Less: treasury stock at cost	(6)	(3)
TOTAL STOCKHOLDERS' EQUITY	2,086	1,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$5,200**	**$5,219**

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

AVAYA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OF COMPREHENSIVE INCOME

	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated (Deficit) Surplus	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
				Dollar in millions, shares in thousands				
Balance as of September 30, 2003	418,556	$ 4	$ 2,151	$ (1,270)	$(679)	$ (6)	$ 200	
Issuance of common stock through public offering	14,039	1	248				249	
Issuance of common stock for pension contribution funding	6,959		84			27	111	
Issuance of common stock to employees under the stock purchase plan	1,055		91				91	
Issuance of common stock for Lucent Shareowners Settlement	1,822		21			3	24	
Other stock transactions	15,138		(3)				(3)	
Purchase of treasury stock	(1,741)					(24)	(24)	
Net income				296			296	$ 296
Minimum pension liability, net of tax effect of $65 and valuation allowance of ($65)					(166)		(166)	(166)
Unrealized holding losses on available for sale securities					(3)		(3)	(3)
Cumulative translation adjustment for sale of Connectivity Solutions					(32)		(32)	(32)
Foreign currency translation					51		51	51
Total comprehensive income								$ 146
Balance as of September 30, 2004	455,828	$ 5	$ 2,592	$ (974)	$(829)	$ —	$ 794	
Issuance of common stock in connection with LYONs exchange offer, net of tax	20,546		299				299	
Retirement of common shares repurchased	(11,525)		(107)				(107)	
Issuance of common stock to employees under the stock purchase plan	1,419		49				49	
Tax benefits from employee stock option plans	—		50				50	
Other stock transactions	5,061		12				12	
Purchase of treasury stock	(207)					(3)	(3)	
Net income				921			921	$ 921
Minimum pension liability, net of tax effect of $15					(13)		(13)	(13)
Foreign currency translation					(41)		(41)	(41)
Total comprehensive income								$ 867
Balance as of September 30, 2005	471,122	$ 5	$ 2,895	$ (53)	$(883)	$ (3)	$ 1,961	
Retirement of common shares repurchased	(29,909)		(328)				(328)	
Issuance of common stock to employees under the stock purchase plan	1,409		28				28	
Tax benefits from employee stock option plans	—		12				12	
Amortization of vested restricted stock units	—		13				13	
Other stock transactions	9,581		17				17	
Purchase of treasury stock	(461)					(3)	(3)	
Net income				201			201	$ 201
Minimum pension liability, net of tax effect of $78					137		137	137
Foreign currency translation					48		48	48
Total comprehensive income								$ 386
Balance as of September 30, 2006	451,742	$ 5	$ 2,637	$ 148	$(698)	$ (6)	$ 2,086	

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

AVAYA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
	2006	2005	2004
	Dollars in millions		
OPERATING ACTIVITIES:			(revised)
Net income	$ 201	$ 921	$ 296
Less: (loss) income from discontinued operations, net	—	(2)	5
Income from continuing operations	201	923	291
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:			
Business restructuring charges (reversals), net	104	17	(1)
Depreciation and amortization	269	272	147
Amortization of restricted stock units	15	10	15
Share-based compensation	15	—	—
Provision for uncollectible receivables	10	18	9
Deferred taxes, including reversal of valuation allowance	16	(601)	8
Impairment charges	29	—	—
Reversal of tax liabilities related to audit settlement	(7)	(124)	(47)
Loss on extinguishment of debt, net	—	44	42
Litigation settlements	—	—	(23)
Purchased in-process research and development	—	7	—
Unrealized gains (losses) on foreign currency exchange	12	(2)	29
Adjustments for other non-cash items, net	—	(2)	8
Changes in operating assets and liabilities, net of effects of acquired businesses:			
Receivables	(18)	(68)	2
Inventory	6	56	34
Restricted cash	1	9	28
Accounts payable	13	(15)	—
Payroll and benefits	33	(89)	77
Voluntary contribution to pension plan	(42)	—	—
Accrued interest payable on long-term debt	(2)	(17)	(70)
Restructuring reserve	(76)	(17)	(24)
Deferred revenue	50	2	16
Other assets and liabilities	18	(89)	(62)
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	647	334	479
Net cash (used for) operating activities from discontinued operations	—	—	(21)
NET CASH PROVIDED BY OPERATING ACTIVITIES	647	334	458
INVESTING ACTIVITIES:			
Capital expenditures	(117)	(147)	(81)
Capitalized software development costs	(71)	(59)	(38)
Acquisitions of businesses, net of cash acquired	—	(421)	(128)
(Payments for) proceeds from sales of discontinued operations	—	(3)	260
Proceeds from sale of Commscope common stock	—	—	28
Proceeds from sale of property, plant and equipment	7	52	—
Investments in marketable securities	—	—	(9)
Other investing activities, net	(8)	20	(11)
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(189)	(558)	21
FINANCING ACTIVITIES:			
Issuance of common stock	28	49	342
Repurchase of common stock	(328)	(107)	—
Repayment of long-term debt	(14)	(580)	(404)
Other financing activities, net	(1)	—	(2)
NET CASH (USED FOR) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(315)	(638)	(64)
Effect of exchange rate changes on cash and cash equivalents	6	(5)	10
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	149	(867)	425
Cash and cash equivalents at beginning of fiscal year	750	1,617	1,192
Cash and cash equivalents at end of fiscal year	$ 899	$ 750	$1,617

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

1. Description of Business

Background

Avaya Inc. (the "Company," "Avaya," "we," or "us") provides communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include Internet Protocol ("IP") telephony systems and traditional voice communications systems, multi-media contact center infrastructure and applications in support of customer relationship management, unified communications applications and appliances, such as IP telephone sets. The term "traditional" with respect to "voice communications," "enterprise voice communications," "telephony," "voice telephony," "voice systems," or "TDM," refers to circuit-based enterprise voice communications. The Company supports its broad customer base with comprehensive global service offerings that enable our customers to plan, design, implement, monitor and manage their communications networks.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Avaya and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Certain prior year balance sheet amounts have been reclassified to conform to the September 30, 2006 presentation, including the following items:

- Debt maturing within one year (including capital lease obligations) of $5 million as of September 30, 2005 has been reclassified to "Other current liabilities".
- Long-term debt (including capital lease obligations) of $25 million as of September 30, 2005 has been reclassified to "Other liabilities".

The Company revised its Consolidated Statements of Cash Flows to separately disclose the operating, investing and financing cash flows from discontinued operations. In its prior filings, the Company previously reported cash flows from discontinued operations in total on the Consolidated Statements of Cash Flows with further disclosure in the Notes. There were no cash flows from discontinued operations during fiscal 2006 or 2005, and $21 million of cash used for operating activities for discontinued operations during fiscal 2004.

Use of Estimates

The Consolidated Financial Statements and related disclosures are prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. These estimates include assessing the collectibility of accounts receivable, sales returns and allowances, the use and recoverability of inventory, the realization of deferred tax assets, business restructuring reserves, pension and postretirement benefit costs, the fair value of assets and liabilities acquired in business combinations, and useful lives and impairment of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future recoverability of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the Consolidated Financial Statements in the period they are determined to be necessary. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

Balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity's functional currency, are included in the Consolidated Statements of Income.

Revenue Recognition

The Company derives revenue primarily from the sale and service of communications systems and applications. In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied and title and risk of loss have been transferred to the customer.

The Company's products are sold directly through its worldwide sales force and indirectly through its global network of distributors, dealers, value-added resellers and system integrators. The purchase price of the Company's products typically includes installation and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities.

The Company's indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals relating to inventory levels held by distributors, promotional marketing programs, etc. as a reduction of revenue at the time of revenue recognition, as required by EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer" and SAB 104.

The Company also derives revenue from: (i) supplemental maintenance services, including services provided under contracts to monitor and optimize customers' communications network performance, and on a time-and-materials basis; (ii) professional services for implementation and integration of converged voice and data networks, network security and unified communications; and (iii) managed services provided to customers who have chosen bundled solutions and enhanced services not included in basic maintenance contracts for messaging and other parts of communications systems. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for managed services typically have terms that range from one to seven years. Revenue from services performed under managed services arrangements, professional services and services performed under maintenance contracts is accounted for in accordance with FASB Technical Bulletin No. 90-1 "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts," and is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

The Company also sells proprietary voice application software products. The Company recognizes revenue related to these sales in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition." In multiple element software arrangements, the Company allocates revenue to each element based on its relative fair

2. Summary of Significant Accounting Policies (Continued)

value. The fair value of any undelivered element is determined using vendor-specific objective evidence ("VSOE") or, in the absence of VSOE for all elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, the Company first allocates revenue based on VSOE of the undelivered elements and the residual revenue to the delivered elements. Where VSOE of the undelivered element cannot be determined, the Company defers revenue for the delivered elements until the undelivered elements are delivered.

Research and Development Costs and Software Development Costs

Research and development costs are charged to expense as incurred. The costs incurred for the development of communications software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over a period of up to two years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. As of September 30, 2006 and 2005, the Company had unamortized software development costs of $100 million and $73 million, respectively. Amortization expense of $42 million, $36 million and $28 million was recorded for fiscal 2006, 2005 and 2004, respectively, and was included as a component of cost of products.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or fewer when purchased are considered to be cash equivalents. These short-term investments are stated at cost, which approximates market value. The Company's cash and cash equivalents are invested in various investment grade institutional money market accounts, bank term deposits and commercial paper.

Accounts Receivable

Accounts receivable are recorded net of reserves for sales returns and allowances, and provisions for doubtful accounts. The allowances are based on analyses of historical trends, aging of accounts receivable balances and on the creditworthiness of customers as determined by credit checks and analyses, as well as customers' payment history.

Inventory

Inventory includes goods awaiting sale (finished goods) and goods to be consumed directly or indirectly in production (raw materials and supplies). Included with finished goods inventory is equipment that is being installed at customer locations for various installations that are not yet complete. Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market. Reserves to reduce the inventory to market value are based on current inventory levels, historical usage and product life cycles for the various inventory types.

2. Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes. Estimated lives range from three to 10 years for machinery and equipment, five years for rental equipment and up to 40 years for buildings.

Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Income.

Internal Use Software

Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. General and administrative costs, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2006 and 2005, the Company had unamortized internal use software costs of $88 million and $131 million, respectively.

The Company recorded a non-cash impairment charge of approximately $28 million before taxes in the third quarter of fiscal 2006. This charge is related to software developed for three components of internal-use software designed to simplify the process of creating tickets for service orders, the process of taking an order through its systems and other aspects of its financial systems.

The impairment was recognized and measured in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and AICPA Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." During fiscal 2006, the Company performed an assessment of all of its internal-use software and its SAP architecture as well as the development of an information technology ("IT") roadmap. This evaluation resulted in the decision to maximize the use of new SAP licenses, and the Company concluded, during the third quarter of fiscal 2006, that it was no longer probable that the internal-use software described above would be completed or placed into service.

The internal-use software was recorded as a corporate asset and not allocated to either of the Company's segments, and was reported at the lower of its carrying amount or fair value, which was determined to be zero. The charge of $28 million is recorded in the selling, general and administrative expenses line item in the Company's Consolidated Statements of Income for the corporate / other unallocated amounts caption for fiscal 2006.

Goodwill, Other Intangible and Long-lived Assets

Goodwill is the excess of the purchase price over the fair values assigned to the net assets acquired in business combinations. Goodwill is not amortized, but instead is subject to periodic testing for impairment. Goodwill of a reporting unit, which is one level below the Company's operating segments, is tested for impairment on an annual basis or between annual tests if events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount. Goodwill impairment is determined using a two-step approach in accordance with SFAS 142 using a discounted cash flow approach based on forward looking information regarding market share and costs for each reporting unit as well as an appropriate discount rate.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the relevant assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When

2. Summary of Significant Accounting Policies (Continued)

the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets' fair value and its carrying value. Intangible assets include existing technology, customer relationships, trademarks and other intangibles.

Investments

The Company's investment portfolio as of September 30, 2006 consists primarily of investments that are generally concentrated in the emerging communications technology industry. These investments are carried at market value, if readily determinable, or cost, and are included in other assets. Investments that are carried at market value are reported at fair value with the unrealized gains or losses recorded in other comprehensive income.

During fiscal 2006, the Company had investments accounted for under the cost and equity methods in addition to investments carried at fair value. The Company's share of earnings or losses from equity method investments is recorded in other income (expense), net. Investments are periodically reviewed for impairment and written down whenever declines in fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. During fiscal 2004, the Company acquired a controlling interest in AGCL, which was previously accounted for as an equity method investment. As of September 30, 2006 and 2005, the Company had investments of $10 million and $11 million, respectively, which are included in other current assets on the Consolidated Balance Sheets.

Financial Instruments

The Company uses various financial instruments, including interest rate swap agreements and foreign currency forward contracts, to manage and reduce risk to the Company by generating cash flows that offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. The Company's derivative financial instruments are used as risk management tools and not for speculative or trading purposes. These derivative instruments represent assets and liabilities and are classified as other current assets or other current liabilities on the Consolidated Balance Sheets. Gains and losses on the changes in the fair values of the Company's derivative instruments are included in other income (expense), net.

As permitted under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), the Company has elected not to designate its forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

Restructuring Programs

The Company accounts for exit or disposal activities initiated after December 31, 2002, in accordance with SFAS No. 146, "Accounting For Costs Associated with Exit or Disposal Activities" ("SFAS 146").

In accordance with SFAS 146, a business restructuring is defined as an exit activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs and (iii) other associated costs such as consolidating or closing facilities and relocating employees.

2. Summary of Significant Accounting Policies (Continued)

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to affected employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated and their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

Pension and Postretirement Benefit Obligations

The Company maintains defined benefit pension plans covering the majority of its employees, which provide benefit payments to vested participants upon retirement. The Company also provides certain postretirement healthcare and life insurance benefits to eligible employees. These pension and other postretirement benefit plans are accounted for in accordance with SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which require costs and the related obligations and assets arising from the pension and other postretirement benefit plans to be accounted for based on actuarially-determined estimates. The plans use different factors, including age, years of service and eligible compensation, to determine the benefit amount for eligible participants. The Company funds its pension plans in compliance with applicable laws. See Note 13 "Benefit Obligations" for a discussion of amendments made to the Company's pension and postretirement plans which froze benefit accruals and additional participation in the plans for its U.S. management employees effective December 31, 2003.

Share-based Compensation

On October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the 2003 Employee Stock Purchase Plan ("employee stock purchases") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the twelve months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized under SFAS 123(R) for fiscal 2006 was $15 million on a pre-tax basis and was related to stock options and the discount on employee stock purchases under the plans described in Note 14, "Stock Compensation Plans" to our Consolidated Financial Statements. There was no share-based compensation expense related to employee stock options and employee stock purchases recognized during fiscal 2005.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the grant-date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statements of Income.

2. Summary of Significant Accounting Policies (Continued)

Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, no share-based compensation expense related to stock options had been recognized in the Company's Consolidated Statements of Income, other than as related to acquisitions and investments, because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the grant-date.

Share-based compensation expense recognized during the current period is based on the value of the portion of share-based payment awards that is ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company's historical rates of forfeiture. Share-based compensation expense recognized in the Company's Consolidated Statement of Income for fiscal 2006 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of September 30, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123 and (ii) compensation expense for the share-based payment awards granted subsequent to September 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As share-based compensation expense recognized in the Consolidated Statements of Income for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Upon adoption of SFAS 123(R), the Company also changed its method of valuation for share-based awards granted beginning in fiscal 2006 to a lattice-binomial option pricing model ("lattice-binomial model") from the Black-Scholes option pricing model which was previously used for the Company's pro forma information required under SFAS 123.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R).

Share-based compensation expense reduced the Company's results of operations as follows:

	Year ended September 30, 2006
	Dollars in millions, except per share amounts
Income before income taxes	$ 15
Net income	$ 9
Earnings per Common Share—Basic:	$0.02
Earnings per Common Share—Diluted:	$0.02

2. Summary of Significant Accounting Policies (Continued)

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"):

	Year ended September 30,	
	2005	2004
	Dollars in millions, except per share amounts	
Net income, as reported	$ 921	$ 296
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6	9
(Deduct): Total stock compensation expense determined under the fair value based method, net of related tax effects	(69)	(31)
Net income, pro forma	$ 858	$ 274
Earnings per Common Share—Basic:		
As reported	$ 1.95	$ 0.67
Pro forma	1.81	0.63
Earnings per Common Share—Diluted:		
As reported	$ 1.89	$ 0.64
Pro forma	1.76	0.60

In July 2005, the Company's Board of Directors approved the acceleration of the vesting of certain outstanding stock options exercisable for Avaya common stock. Based on this action, all stock options outstanding as of July 26, 2005 having an exercise price greater than or equal to $13 per share vested and became fully exercisable as of that date. Aside from the acceleration of the vesting date, the terms and the conditions of the stock option award agreements governing the underlying stock options grants remained unchanged. As a result of this action, options to purchase approximately 10.2 million shares became exercisable. This action will result in stock option expense to be recorded in the Consolidated Statements of Income over fiscal 2006, 2007 and 2008 in accordance with SFAS 123(R) in an amount approximately $62 million lower on a pre-tax basis than the expense would have been if the vesting had not been accelerated. As a result of the accelerated vesting, the pro forma stock-based employee compensation expense for fiscal 2005 increased by $62 million.

Change in Vacation Policy

Effective January 1, 2006, the Company changed its policy with respect to vacation carryover for substantially all U.S. non-represented employees. For these employees, vacation carryover into future fiscal years is no longer permitted. The Company also changed its accrual period to correspond with the Company's fiscal year rather than the calendar year. This change resulted in a $21 million reduction in the vacation accrual during fiscal 2006. This reduction is comprised of vacation days forfeited at the end of the calendar year and a reduction in the liability due to a higher than historical amount of vacation days taken from October 1, 2005 through December 31, 2005. The reduction was recorded in cost of goods sold and operating expenses in both of our operating segments and corporate/other unallocated amounts based on the functional areas of the affected employees.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is recorded directly to a separate section of stockholders' equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Income. These unrealized gains and losses consist of adjustments to the minimum pension liability, foreign currency translation, and unrealized losses on securities classified as available-for-sale. The minimum pension liability adjustment represents the excess of the additional pension liability over the unrecognized prior service cost.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Recent Accounting Pronouncements

SFAS 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 improves reporting of obligations for pensions and other post-retirement benefits by recognizing the over-funded or under-funded status of plans as an asset or liability. The pronouncement does not change how plan assets and benefit obligations are measured under FAS 87 and FAS 106 nor does it change the approach for measuring annual benefit cost reported in earnings. Rather, it eliminates the provisions that permit plan assets and obligations to be measured as of a date not more than three months prior to the balance sheet date, instead requiring measurement as of the reporting date. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits to be recognized on the balance sheet as a component of other comprehensive income (loss). The Company will adopt the provisions of SFAS 158 in fiscal 2007. Upon adoption of SFAS 158, the Company will record an increase in the pension liability recognized on the Consolidated Balance Sheets of approximately $1 million with an offset to other comprehensive income. Additionally, the Company will record an increase in other post-retirement liability obligations recognized on the Consolidated Balance Sheets of approximately $227 million with an offset to other comprehensive income.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value and establishes a framework for measuring fair value in GAAP. The pronouncement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the

3. Recent Accounting Pronouncements (Continued)

liability. In addition, fair value should be viewed as a market-based based measurement, not an entity-specific measurement. Therefore fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. SFAS 157 will be effective for the Company beginning in fiscal 2009. The adoption of SFAS 157 is not expected to have a material impact on the Company's Consolidated Financial Statements.

SAB 108

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company will adopt the provisions of SAB 108 beginning in fiscal 2007. The adoption of SAB 108 is not expected to have a material impact on the Company's Consolidated Financial Statements.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company will be required to adopt the provisions of FIN 48 beginning in fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings as well as requiring additional disclosures. The Company is currently assessing the impact of the adoption of FIN 48 on its Consolidated Financial Statements.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement SFAS No. 140" ("SFAS 156"). SFAS 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights. SFAS 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease. The Company will adopt the provisions of SFAS 156 beginning in fiscal 2007. The adoption of SFAS 156 is not expected to have a material impact on the Company's Consolidated Financial Statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives. SFAS 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In addition, it amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company will adopt the provisions of SFAS 155 beginning in fiscal 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company's Consolidated Financial Statements.

4. Business Combinations and Other Transactions

Acquisition of Traverse

On November 9, 2006, the Company acquired Traverse Networks, Inc. ("Traverse") for $15 million in cash. Traverse is a privately-held developer of enterprise mobility solutions for unified communications based in California. Results from Traverse will be included in the Company's Consolidated Financial Statements effective November 9, 2006.

Acquisition of Tenovis

On November 18, 2004, the Company completed its acquisition of Tenovis Germany GmbH ("Tenovis"). Tenovis is the parent company of Avaya-Tenovis GmbH & Co. KG (formerly Tenovis GmbH & Co. KG), a major European provider of enterprise communications systems and services. The acquisition of Tenovis significantly expanded the Company's European operations and increased the Company's access to European customers, particularly in Germany. At the date of acquisition, the Company recorded Tenovis's accounts receivable, inventory, fixed assets, liabilities and identified intangibles at estimated fair value. The remainder of the purchase price in excess of the net assets acquired was recorded as goodwill, which was allocated $400 million to the GCS segment and $206 million to the Avaya Global Services ("AGS") segment. None of the goodwill, intangibles or in-process research and development amounts is expected to be deductible for tax purposes. The Company allocated $298 million to intangible assets (including contractual customer relationships, existing technology and trademarks) based on valuation studies performed with the assistance of third party valuation consultants. These intangible assets are being amortized over their weighted average estimated useful lives of 5 years, 6 years and 1.5 years, respectively. In addition, the Company allocated $1 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Income during fiscal 2005.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities as of the acquisition date:

	Final Purchase Price Allocation
	Dollars in millions
Cash	$ 116
Rental equipment	132
Fixed assets	144
Intangible assets and in-process research & development	299
Long-term debt	(287)
Deferred tax liability	(119)
Restructuring	(106)
Pension liability	(314)
Working capital and other assets and liabilities	(90)
Net liabilities acquired	(225)
Goodwill	606
Purchase price	$ 381

4. Business Combinations and Other Transactions (Continued)

The Company recorded a restructuring liability of $106 million in connection with the acquisition to reflect the estimate of restructuring-related costs in accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." This liability is for costs incurred to terminate Tenovis employees as part of the integration of Tenovis operations. The plan, which was completed during fiscal 2005, provided for the termination of certain employees across various Tenovis functional groups and subsidiaries, including sales, operations, finance and human resources. Most of the terminations were completed by June 30, 2006. The Company paid cash of $46 million and $30 million for termination benefits during fiscal 2006 and 2005, respectively. During fiscal 2006, the Company increased the restructuring liability by $5 million for higher-than-originally-expected per employee separation payments in Germany, which is included in the Consolidated Statements of Income. The accrual of $30 million as of September 30, 2006 reflects the estimated remaining termination payments adjusted for currency fluctuations since the acquisition date.

Management is responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining fair values. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from the acquisition. Actual results could differ from these amounts.

The following unaudited pro forma financial information presents the Company's results for fiscal 2005 and 2004 as if the Tenovis acquisition had occurred at the beginning of each period:

	Year ended September 30,	
	2005	2004
	Dollars in millions, except per share amounts	
Revenue	$5,005	$5,073
Net income	$ 895	$ 212
Earnings per share—basic	$ 1.89	$ 0.48
Earnings per share—diluted	$ 1.83	$ 0.47

The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the period or of future results.

In connection with the acquisition of Tenovis, the Company performed an evaluation to identify the existence of any related variable interest entities ("VIEs"). As a result of this evaluation, the Company identified the existence of three VIEs, and further determined the Company was the primary beneficiary. One consolidated VIE was related to secured floating rate notes assumed with the acquisition of Tenovis, all of which were repaid during fiscal 2005. Therefore, this VIE no longer exists.

In accordance with FIN 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46(R)"), the Company is not required to apply the provisions of FIN 46(R) to two of the VIEs because it is unable to obtain the information necessary to perform the accounting required for consolidation. Although the Company has made an effort to gather the required information, management of these two VIEs has formally declined to transfer any of the necessary financial data to the Company. One of these two entities ceased to meet the definition of a VIE as of March 31, 2005.

The second non-consolidated VIE is a non-U.S. telecommunications hardware product manufacturer and service provider. The Company has agreed to purchase from the VIE certain amounts of products and services, and the VIE has contracted for the Company to provide certain IT services and purchasing services with respect to raw materials. These contracts expire in August 2007. During fiscal 2006 and 2005, the Company purchased

4. Business Combinations and Other Transactions (Continued)

products and services from this VIE aggregating $35 million and $36 million, respectively. Additionally, the Company is required to pay monthly rental subsidies on the VIE's premises, and in the event the VIE is unable to pay its portion of the rental payments, the Company is liable for their portion as well. During fiscal 2006 and 2005, the Company paid $1 million each fiscal year in connection with rental subsidies. The maximum exposure to loss of $5 million as of September 30, 2006 for the remainder of the agreement represents the minimum purchase order commitments and the minimum service levels for service contracts.

Other Fiscal 2005 Acquisitions and Transactions

The respective purchase prices for the following acquisitions were not material, either individually or in the aggregate, to the Consolidated Financial Statements of the Company. Therefore, disclosures of pro forma financial information have not been presented.

Acquisition of Nimcat Networks

On September 16, 2005, the Company acquired Nimcat Networks Incorporated ("Nimcat") for $38 million in cash, net of cash acquired. Nimcat was a privately-held developer of embedded peer-to-peer IP call processing software headquartered in Ottawa, Canada. Results from Nimcat are included in the Company's Consolidated Financial Statements beginning on September 16, 2005. In connection with the acquisition, the Company allocated $3 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Income at the date of the acquisition.

Acquisition of Spectel

On October 4, 2004, the Company completed the purchase of Spectel plc ("Spectel"), a world leader in audio and web conferencing solutions, for $110 million in cash (including $6 million of transaction fees that were not paid to the sellers), net of $3 million of cash acquired. The acquisition enabled the Company to continue to expand its capabilities in conferencing, which is a core business communications technology. In connection with the acquisition, the Company allocated $3 million to in-process research and development, which was charged to research and development expense in the Consolidated Statements of Income during the first quarter of fiscal 2005.

Aircraft Transactions

During fiscal 2005, the Company sold two aircraft for $52 million, which was reflected in net cash used for investing activities. In November 2004, the Company entered into operating leases for two new aircraft which were delivered during the second half of fiscal 2005.

Fiscal 2004 Acquisitions and Divestitures

Acquisition of a Majority Interest in Tata Telecom

On April 2, 2004, the Company announced an agreement with the Tata Group to acquire its shares of Tata Telecom Ltd. ("Tata Telecom"), a leading voice communications solutions provider in India, representing 25.1% ownership of Tata Telecom. As of the date of the agreement, the Company owned a 25.5% interest in Tata Telecom. Statutory requirements in India mandated that the Company also conduct a public tender offer for a minimum of 20% of the outstanding shares of Tata Telecom at the same price at which shares were purchased from the Tata Group. The public tender offer closed in July 2004 with 8.5% of the public shares tendering into the offer. The sale of the shares by the Tata Group and the tendering shareholders closed on August 4, 2004. Avaya paid a total of $24 million in August 2004 related to this acquisition, of which $17 million was paid to the Tata Group, $6 million was paid in relation to the public tender offer and Avaya realized a $1 million loss associated with forward exchange contracts, which were used to hedge foreign currency risk associated with the acquisition. Following

4. Business Combinations and Other Transactions (Continued)

the acquisition of these additional equity interests, the Company now owns 59.1% of Tata Telecom. The Company changed the name of Tata Telecom to Avaya GlobalConnect Limited ("AGC") and began consolidating its results on August 4, 2004.

Acquisition of Expanets

On November 25, 2003, the Company acquired substantially all of the assets and assumed certain liabilities of Expanets. Expanets, a subsidiary of Northwestern Corp., was a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of the Company's largest dealers. The acquisition allowed the Company to continue providing quality sales and service support for Expanets' customers and grow its small and mid-sized business. Under the terms of the asset purchase agreement, the Company paid a purchase price of $117 million, consisting of (i) $55 million in cash paid to Expanets, (ii) $27 million paid to a creditor of Expanets to satisfy a debt obligation of Expanets, (iii) $18 million to Northwestern to finalize working capital adjustments, (iv) $15 million deposited into an escrow account to satisfy certain liabilities of Expanets and (v) $2 million in business combination costs. The results of the Expanets businesses the Company acquired have been included in the Company's Consolidated Financial Statements from the date of acquisition on November 25, 2003.

At the date of acquisition, the Company recorded Expanets' accounts receivable, inventory, fixed assets, liabilities and identified intangibles at estimated fair value. The remainder of the purchase price in excess of the $27 million net assets acquired was recorded as goodwill of $90 million.

Identifiable intangibles consist of $21 million of customer relationships, which are being amortized over 15 years; and $11 million of agency relationships, which were being amortized over 10 years. Customer relationships represent a database of information that acts as a source of repeat business for the Company. The information contained in the database includes the preferences of the customer, along with the history of services provided to the customer. Agency relationships represented the relationship Expanets had with multiple phone carriers across the U.S. that were assumed by the Company. The Company received a commission for selling phone services to its customers on behalf of the phone carriers.

In connection with the acquisition, in accordance with EITF No. 95-3, the Company recorded liabilities of $21 million for termination obligations, which consisted of $10 million of employee separation costs for approximately 1,750 employees and $11 million related to the closure of redundant real estate facilities. The Company completed the severance payments during fiscal 2004. During fiscal 2006, 2005 and 2004, the Company made cash payments of $2 million, $1 million and $11 million, respectively. The remaining balance as of September 30, 2006 relates to lease obligations will be paid by the end of fiscal 2007.

Sale of a Portion of Expanets' Business

Upon the closing of the Expanets acquisition, the Company decided to sell the Expanets businesses that previously distributed other vendors' products and, accordingly, accounted for this portion of Expanets' business as a component of discontinued operations. In the first half of fiscal 2004, the Company sold, in a series of transactions, certain assets and liabilities attributed to these businesses for an aggregate consideration of $13 million, $4 million of which was cash consideration and $9 million of which was in the form of notes receivable. During fiscal 2004, the Company divested this portion of the Expanets business, collected $8 million of these notes receivable and wrote off the remainder of the receivables.

Results from discontinued operations for these businesses include revenue of $8 million and loss before income taxes of $7 million for fiscal 2004.

4. Business Combinations and Other Transactions (Continued)

Sale of Connectivity Solutions

During fiscal 2004, the Company sold certain assets and liabilities of its Connectivity Solutions business to CommScope, Inc. ("CommScope") and accounted for this business as a discontinued operation. The Company received $256 million of cash and 1,761,538 shares of CommScope common stock valued at $33 million on the closing date. The Company paid $9 million in transaction costs relating to the sale. During the second quarter of fiscal 2004, the Company sold all the shares of CommScope common stock and recognized a pre-tax loss of $5 million, which was included in other income (expense), net.

The Company recorded an $84 million pre-tax gain from the sale of Connectivity Solutions during fiscal 2004, which is included in income from discontinued operations. Included in the gain was a reversal of $27 million of certain liabilities that primarily represent employee-related costs for which the Company no longer has an obligation.

The $84 million gain also included the recognition of $32 million of foreign currency translation adjustments related to the divestiture of Connectivity Solutions' international operations. A corresponding decrease was recorded in the accompanying Consolidated Balance Sheet during fiscal 2004 through accumulated other comprehensive loss to reflect the realization of foreign currency translation adjustments upon the liquidation of these foreign operations.

Discontinued Operations

There was no revenue or income from discontinued operations during fiscal 2006. The following table displays revenue and (loss) income before income taxes from discontinued operations for fiscal 2005 and 2004:

	Year ended September 30,	
	2005	2004
	Dollars in millions	
Revenue from discontinued operations:		
Connectivity Solutions	$—	$168
Expanets	—	8
Total revenue from discontinued operations	$—	$176
(Loss) income before income taxes from discontinued operations:		
Connectivity Solutions		
Results of operations	$ (2)	$ (71)
Gain on sale	—	84
Total (loss) income before income taxes for Connectivity Solutions	(2)	13
Expanets:		
Results of operations	—	(7)
Total (loss) income before income taxes from discontinued operations	$ (2)	$ 6

4. Business Combinations and Other Transactions (Continued)

In connection with the closing of the Connectivity Solutions transaction, the Company recognized a pension and postretirement curtailment loss of $24 million and a settlement loss of $24 million upon the transfer of pension and postretirement benefit assets and liabilities to CommScope, and recorded a corresponding increase of $48 million to the benefit obligation. Upon the transfer of these pension and postretirement benefit assets and liabilities to CommScope, an offsetting gain of $48 million was recognized and included in the $84 million gain on sale of discontinued operations for the assumption of these liabilities by CommScope. These two transactions resulted in a net zero impact to income from discontinued operations for fiscal 2004.

As a result of the transfer of Connectivity Solutions employees to CommScope during fiscal 2004, the Company remeasured its minimum pension liability related to the pension plan for represented employees, and in accordance with SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded an adjustment of $50 million to reduce the additional minimum pension liability. This resulted in a $36 million decrease to accumulated other comprehensive loss and a $14 million decrease to intangible assets.

5. Goodwill and Intangible Assets

The Company conducted the required annual impairment review during the fourth quarters of fiscal 2006 and 2005 and determined that no goodwill was impaired.

The changes in the carrying value of goodwill for fiscal 2006 and 2005 by operating segment are as follows:

	Global Communications Solutions	Avaya Global Services	Total
	Dollars in millions		
Balance as of September 30, 2004	$187	$ 70	$257
Goodwill acquired			
Tenovis	400	206	606
Other acquisitions	87	13	100
Impact of foreign currency exchange rate fluctuations	(32)	(17)	(49)
Balance as of September 30, 2005	$642	$272	$914
Impact of foreign currency exchange rate fluctuations	16	11	27
Balance as of September 30, 2006	$658	$283	$941

The following table presents the components of the Company's intangible assets as shown in the Consolidated Balance Sheets:

	September 30, 2006			September 30, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	Dollars in millions					
Existing technology	$103	$ 57	$ 46	$101	$41	$ 60
Customer relationships and other intangibles	292	94	198	288	45	243
Total amortizable intangible assets	$395	$151	$244	$389	$86	$303
Minimum pension adjustment, net of tax	19	—	19	34	—	34
Total intangible assets	$414	$151	$263	$423	$86	$337

5. Goodwill and Intangible Assets (Continued)

During fiscal 2006, amortization and the impact of foreign currency fluctuations resulted in a decrease of $59 million in the net amortizable intangible assets balance. The weighted average useful lives of the existing technology, customer relationships and other intangibles are five and seven years, respectively.

During the first quarter of fiscal 2005, the Company acquired $298 million of intangible assets in connection with the acquisition of Tenovis consisting of existing technology of $36 million and customer relationships and other intangibles aggregating $262 million. Other acquisitions during fiscal 2005 resulted in additional existing technology and customer relationships of $38 million and $7 million, respectively.

The minimum pension adjustment, net of tax, represents unrecognized prior service costs associated with the recording of a minimum pension liability in prior fiscal years. This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted on an annual basis.

Amortization expense for the Company's acquired intangible assets was $65 million, $59 million and $6 million for fiscal 2006, 2005 and 2004, respectively. The majority of future estimated amortization expense is associated with intangible assets acquired in the Tenovis acquisition. Estimated future amortization expense as of September 30, 2006 is shown in the following table:

	Expected future amortization expense
	Dollars in millions
2007	$ 60
2008	60
2009	59
2010	46
2011	8
2012 and thereafter	11
Future amortization expense	**$244**

6. Supplementary Financial Information

Statements of Income Information

	Year ended September 30,		
	2006	2005	2004
	Dollars in millions		
DEPRECIATION AND AMORTIZATION			
INCLUDED IN COSTS:			
Amortization of software development costs	$ 42	$ 36	$ 28
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:			
Amortization of intangible assets	65	59	6
INCLUDED IN COSTS AND OPERATING EXPENSES:			
Depreciation and amortization of property, plant and equipment and internal use software	162	177	113
Total depreciation and amortization	**$269**	**$272**	**$147**
OTHER INCOME (EXPENSE), NET			
Interest income	$ 36	$ 24	$ 19
Gain on assets sold	1	1	—
(Loss) gain on foreign currency transactions	(5)	—	7
Loss on long-term debt extinguishment, net	—	(44)	(42)
Other financing expenses	—	(5)	(2)
Miscellaneous, net	(8)	(8)	3
Total other income (expense), net	**$ 24**	**$ (32)**	**$ (15)**

Balance Sheet Information

	Year ended September 30,		
	2006	2005	2004
	Dollars in millions		
VALUATION AND QUALIFYING ACCOUNTS			
Allowance for Accounts Receivable:			
Balance at beginning of period	$ 58	$ 48	$ 86
Charged to costs, expenses and other	12	83	73
Deductions	(13)	(73)	(111)
Balance at end of period	**$ 57**	**$ 58**	**$ 48**
Deferred Tax Asset Valuation Allowance:			
Balance at beginning of period	$165	$ 781	$ 769
Charged to costs and expenses	33	174	17
Charged to other accounts	—	(16)	97
Deductions/ reversals	(4)	(774)	(102)
Balance at end of period	**$194**	**$ 165**	**$ 781**

6. Supplementary Financial Information (Continued)

	September 30, 2006	September 30, 2005
	Dollars in millions	
INVENTORY		
Finished goods	$ 281	$ 274
Raw materials	4	14
Total inventory	$ 285	$ 288
PROPERTY, PLANT AND EQUIPMENT, NET		
Land and improvements	$ 56	$ 41
Buildings and improvements	460	430
Machinery and equipment	654	640
Rental equipment	230	210
Assets under construction	8	7
Internal use software	226	237
Total property, plant and equipment	1,634	1,565
Less: Accumulated depreciation and amortization	(966)	(827)
Property, plant and equipment, net	$ 668	$ 738
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Cumulative translation adjustment	$ 101	$ 48
Minimum pension liability, net of tax	(791)	(928)
Unrealized holding loss on securities classified as available for sale	(8)	(3)
Accumulated other comprehensive loss	$ (698)	$ (883)

Supplemental Cash Flow Information

	Year ended September 30, 2006	2005	2004
	Dollars in millions		
ACQUISITION OF BUSINESSES			
Fair value of assets acquired, net of cash acquired	$—	$ 1,625	$ 262
Less: Fair value of liabilities assumed	—	(1,204)	(134)
Acquisition of businesses, net of cash acquired	$—	$ 421	$ 128
OTHER PAYMENTS			
Interest payments, net of amounts capitalized of $0, $1 and $5, respectively	$ 1	$ 19	$ 61
Income tax payments	$32	$ 23	$ 23
NON-CASH TRANSACTIONS			
Issuance of common stock in connection with LYONs conversion	$—	$ 299	$ —
Entrance into capital leases	—	1	—
Issuance of common stock for contribution to pension plan	—	—	111
Issuance of common stock for Lucent Securities Settlement	—	—	24
Investment in equity securities	—	—	7
CommScope common stock received in connection with Connectivity Solutions sale	—	—	33
Notes received as part of the sale of Expanets' non-Avaya business	—	—	9
Total non-cash transactions	$—	$ 300	$ 184

7. Restructuring Programs

Fiscal 2006 Restructuring Plan

During fiscal 2006, the Company recorded restructuring charges aggregating $98 million which are included in "Restructuring Charges" in the Consolidated Statements of Income for fiscal 2006. The following table summarizes the components of this reserve during fiscal 2006:

	Employee Separation Costs	Lease Termination Obligations	Total
	Dollars in millions		
Balance as of September 30, 2005	$—	$—	$ —
Charges	78	20	98
Cash payments	(8)	(3)	(11)
Balance as of September 30, 2006	**$70**	**$17**	**$ 87**

The employee separation costs are related to workforce actions in the Europe, Middle East and Africa ("EMEA") region as a result of the Company's continuing efforts to improve the region's operational performance, as well as a reduction in the Company's service technicians in the U.S. The lease termination obligations relate to costs, net of estimated sublease income, to close or consolidate international office facilities, primarily related to the consolidation of the Company's Guildford, United Kingdom facility.

In addition to the charges described above, during fiscal 2006, the Company also recorded a $5 million charge for higher-than-expected per employee separation costs in Germany accounted for under the EITF 95-3 reserve, and $1 million of adjustments to previously reserved lease termination obligations accounted for under the EITF 94-3 reserve, for a total fiscal 2006 charge of $104 million.

Fiscal 2005 Restructuring Plan

During the fourth quarter of fiscal 2005, the Company recorded a $22 million restructuring charge to reorganize its North American sales and service organizations, consolidate facilities and reduce the workforce in order to optimize the cost structure. The following table summarizes the activity related to this restructuring liability recorded in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" during fiscal 2006 and 2005:

	Employee Separation Costs	Lease Termination Obligations	Total
	Dollars in millions		
Balance as of September 30, 2004	$—	$—	$ —
Charges	12	10	22
Cash payments	(5)	—	(5)
Balance as of September 30, 2005	$ 7	$10	$ 17
Charges	—	—	—
Cash payments	(6)	(5)	(11)
Balance as of September 30, 2006	**$ 1**	**$ 5**	**$ 6**

7. Restructuring Programs (Continued)

Lease termination obligations relate to 74 properties and include both costs to terminate leases and the present value of future cash payments, net of estimated sublease income, relating to real estate space vacated.

EITF 95-3 Reserve

This reserve reflects the remaining balance associated with employee separation charges related to the acquisition of Tenovis. This balance is included in other liabilities in the Company's Consolidated Balance Sheets. The following table summarizes the components of this reserve during fiscal 2006 and 2005:

	Employee Separation Costs
	Dollars in millions
Balance as of September 30, 2004	$ —
Initial reserve recorded in purchase accounting	106
Cash payments	(30)
Impact of foreign currency fluctuations	(6)
Balance as of September 30, 2005	$ 70
Charges	5
Cash payments	(46)
Impact of foreign currency fluctuations	1
Balance as of September 30, 2006	**$ 30**

The restructuring charge of $5 million relates to higher than expected per employee separation costs in Germany and is included within "Restructuring Charges" in the Consolidated Statements of Income for fiscal 2006 (see Note 4, "Business Combinations—Acquisition of Tenovis," for more information).

EITF 94-3 Reserve

This restructuring reserve reflects the remaining balance associated with the business restructuring charges related to lease terminations recorded in fiscal 2000 through 2002 in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and is included in other liabilities in the Company's Consolidated Balance Sheets. The following table summarizes the components of the Company's restructuring reserve during fiscal 2006 and 2005:

	Lease Termination Obligations
	Dollars in millions
Balance as of September 30, 2004	$ 41
Changes in estimates and reversals	(5)
Cash payments	(12)
Balance as of September 30, 2005	$ 24
Changes in estimates and reversals	1
Cash payments	(8)
Balance as of September 30, 2006	**$ 17**

7. Restructuring Programs (Continued)

The restructuring charge of $5 million recorded relates to changes in sublease assumptions and is included within SG&A expenses in the Consolidated Statements of Income for fiscal 2005.

Other current liabilities of $335 million included in the Consolidated Balance Sheets as of September 30, 2006 include $86 million of current liabilities associated with the Company's restructuring plans.

8. Capital Lease Obligations and Long-Term Debt

Capital lease obligations and long-term debt consist of the following and are classified with other current and long-term liabilities:

	September 30, 2006	September 30, 2005
	Dollars in millions	
Capital lease obligations:		
Current portion—reported in Other Current Liabilities	$ 4	$ 5
Capital lease obligations and Long-term debt:		
11⅛% Senior Notes, net of discount, premium and net deferred gain on interest rate swap	—	14
Capital lease obligations (long-term portion)	9	11
Total long-term debt—reported in Other Liabilities	$ 9	$25
Total debt	**$13**	**$30**

The Company has entered into capital lease obligations for certain equipment and automobiles, for which payment obligations extend through fiscal 2010.

See below for a detailed discussion of actions the Company took related to its long-term debt.

Senior Notes

During fiscal 2002 and 2003, the Company issued $640 million principal amount of senior notes. In connection with these issuances, the Company recorded a net premium and deferred financing costs. The Company also subsequently entered into interest rate swaps to effectively convert the fixed-rate debt into floating rate debt. See Note 9 "Derivatives and Other Financial Instruments" for further discussion of these interest rate swap agreements.

On November 1, 2004, the Company commenced a cash tender offer for any and all of its senior notes and a consent solicitation to amend the related indenture as described below. The offer included an early consent date of November 15, 2004, and expired on December 1, 2004. The consideration for each $1,000 principal amount of senior notes validly tendered by the early consent date and not validly withdrawn and accepted for payment was $1,158.95, which included a consent payment of $30 per $1,000 principal amount.

As of the early consent date, holders tendered $271 million principal amount of senior notes, and were paid $314 million in cash. An additional $100,000 principal amount was tendered prior to December 1, 2004, and cash of $113,000 was paid. Upon repurchase of the notes, the Company paid interest of $4 million, which had accrued from October 1, 2004 through November 15, 2004.

8. Capital Lease Obligations and Long-Term Debt (Continued)

As a result of the cash tender offer, the Company recognized a pre-tax loss of $41 million, which was included in other expense, net for fiscal 2005. This loss consisted of (i) $43 million of premiums on the repurchase, (ii) the write-off of $5 million of deferred financing costs and (iii) $1 million of fees, partially offset by the recognition of (iv) $4 million of unamortized net premium recorded at the time of the original debt issuances and (v) $4 million of deferred gain related to the interest rate swaps.

Contemporaneously with the tender offer, the Company received the requisite consents with respect to the consent solicitation for the adoption of certain proposed amendments to the indenture relating to the senior notes. On November 16, 2004, the Company and the trustee for the senior notes executed a supplemental indenture, which eliminated substantially all of the restrictive covenants, the reporting requirements and certain events of default from the indenture. The supplemental indenture also eliminated the requirement to provide security for the senior notes and accordingly, the Company's obligations under the senior notes that remained outstanding were unsecured.

As of September 30, 2005, $13 million of principal amount was outstanding. The remaining 13,205 notes were redeemed at the Company's option in April 2006 for $1,056.25 each, for a total payment of $14 million.

Secured Floating Rate Notes

In November 2001, Tenovis entered into an asset securitization transaction whereby Tenovis Finance Limited, a VIE for which Tenovis is the primary beneficiary, issued Secured Floating Rate Notes due 2013 ("secured floating rate notes") that were secured by a pool of Tenovis's current and future receivables associated with rental contracts. In accordance with FIN 46(R), the Company consolidated Tenovis Finance Limited upon the acquisition of Tenovis. Tenovis Finance Limited is a special purpose company established to issue the secured floating rate notes and enter into all related financial arrangements and is the consolidated VIE as discussed in Note 4 "Business Combinations and Other Transactions."

The secured floating rate notes were denominated in euros and were originally issued in a principal amount of euro 300 million, representing 3,000 notes each having a principal amount of euro 100,000. As of the date of the Company's acquisition of Tenovis, each note translated to principal of $130,300 or $268 million in total for the 2,060 notes outstanding. In connection with these notes, Tenovis Finance Limited also entered into two interest rate swap agreements, which are discussed further in Note 9 "Derivatives and Other Financial Instruments."

During fiscal 2005, the Company repaid the outstanding principal amount of $262 million and terminated the related interest rate swaps. Additionally, the Company paid $15 million in interest and related costs. As a result of the repayment, the Company recognized a pre-tax loss of $3 million, which was included in other income (expense), net for fiscal 2005. This loss primarily consisted of a $5 million reduction in the net unamortized discount recorded at the time of the original debt issuance, partially offset by a $2 million gain on the change in the fair market value of the interest rate swaps.

LYONs Convertible Debt

The Company issued LYONs during fiscal 2002 through an underwritten public offering under a shelf registration statement. Through a series of transactions during fiscal years 2004 and 2005, the Company repaid with cash or converted into common shares all of its outstanding LYONs.

Interest expense related to the amortization of the discount on the LYONs amounted to $2 million and $10 million for fiscal 2005 and 2004, respectively. In addition, interest expense related to the amortization of deferred financing costs on the LYONs amounted to an insignificant amount and $2 million for fiscal 2005 and 2004, respectively.

8. Capital Lease Obligations and Long-Term Debt (Continued)

As of September 30, 2004, the outstanding LYONs were convertible into an aggregate of 20,557,415 shares, all of which were reflected in the diluted share calculations for fiscal 2004 included in Note 11 "Earnings Per Share of Common Stock." Upon conversion, the holders were not entitled to receive any cash payment representing accrued original issue discount. Accrued original issue discount was considered to be paid by the shares of common stock received by the holder of the LYONs upon conversion.

Pursuant to the terms of the indenture, the Company had the ability to redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders had the ability to require the Company to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively. The indenture allowed the Company at its option, to elect to pay the purchase price in cash or shares of common stock, or any combination thereof.

On October 31, 2004, 238 LYONs were put to the Company for an aggregate redemption price of $129,000, which the Company elected to pay in cash. On November 18, 2004, the Company announced that it would redeem for cash all of the remaining outstanding LYONs on December 20, 2004. As provided pursuant to the indenture governing the LYONs, the redemption price was $545.67 per $1,000 principal amount at maturity of LYONs. Each LYON remained convertible at any time prior to the redemption date at the option of the holder into 37.4437 shares of Avaya common stock.

Prior to the redemption date, holders of $549 million principal amount at maturity of LYONs converted their outstanding LYONs into 20,546,199 shares of Avaya common stock pursuant to terms of the indenture. On the stated redemption date, December 20, 2004, $61,000 principal amount at maturity of LYONs, which represented all remaining outstanding LYONs, were redeemed for cash at an aggregate redemption price of $33,000.

Fair Value of Long-Term Debt

As of September 30, 2005, there were 13,205 senior notes outstanding. The notes had a carrying value of $14 million, which was comprised of the aggregate principal amount outstanding of $13 million increased for $1 million of unamortized premium, net of discount and the net unamortized deferred gain related to the termination of interest rate swap agreements. The notes had a fair value of $15 million based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt. As described above, these remaining notes were redeemed at the Company's option in April 2006.

In addition, liabilities as of September 30, 2006 and 2005 include $13 million and $16 million, respectively, of capital lease obligations primarily associated with Tenovis.

Credit Facility Amendments

On February 23, 2005, the Company entered into a Credit Agreement among the Company, Avaya International Sales Limited, an indirect subsidiary of the Company, a syndicate of lenders and Citicorp USA, Inc., as agent for the lenders (the "credit facility"). The commitments pursuant to the Company's previous Amended and Restated Five Year Revolving Credit Facility Agreement, dated as of April 30, 2003 (as amended), among the Company, the lenders party thereto and Citibank, N.A., as agent for the lenders, were terminated and the security interests securing obligations under that facility were fully released.

Under the credit facility, borrowings are available in U.S. dollars or euros, and the maximum amount of borrowings that can be outstanding at any time is $400 million, of which $150 million may be in the form of letters of credit. The credit facility is a five-year revolving facility and is not secured by any of the Company's

8. Capital Lease Obligations and Long-Term Debt (Continued)

assets. The credit facility was amended in May 2006 to extend the expiration date of the credit facility to May 24, 2011 and to amend certain definitions resulting in reductions in interest and various fees payable to the lenders. The credit facility contains affirmative and restrictive covenants, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, of 2.00 to 1.00, (c) maintaining a minimum ratio of adjusted EBITDA to interest expense of 4.00 to 1.00, (d) limitations on the incurrence of subsidiary indebtedness, (e) limitations on liens, (f) limitations on investments and (g) limitations on the creation or existence of agreements that prohibit liens on our properties. The credit facility also limits the Company's ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of its common stock to an amount not to exceed 50% of consolidated net income of the Company for the fiscal year immediately preceding the fiscal year in which such dividend, purchase, redemption, retirement or acquisition is paid or made. For fiscal 2006, the credit facility allowed the Company to repurchase, redeem or otherwise acquire shares of its common stock up to an amount not to exceed $461 million. On September 8, 2006, an amendment to the credit facility provided that the Company may use an additional $500 million during the period from October 1, 2006 through September 30, 2008 for such activities, over the amount provided for under the 50% of consolidated net income test each year. As of September 30, 2006, the Company was in compliance with all of the covenants included in the credit facility.

Provided that the Company is in compliance with the terms of the credit facility, the Company may use up to $1 billion in cash (excluding transaction fees) and assumed debt for acquisitions completed after February 23, 2005. The acquisition amount will be permanently increased to $1.5 billion after consolidated adjusted EBITDA of the Company and its subsidiaries for any period of twelve consecutive months equals or exceeds $750 million.

There are currently $35 million of letters of credit issued under the credit facility. There are no other outstanding borrowings under the facility and the remaining availability is $365 million as of September 30, 2006. The Company believes the credit facility provides it with an important source of backup liquidity.

From time to time, certain of the lenders provide customary commercial and investment banking services to the Company.

9. Derivatives and Other Financial Instruments

The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Specifically, the Company uses foreign currency forward contracts to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies and, from time to time, to reduce anticipated net foreign currency cash flows resulting from normal business operations. In addition, the Company has used interest rate swap agreements to manage its proportion of fixed and floating rate debt and to reduce interest expense.

Recorded Transactions

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these items are revalued into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in the Consolidated Statements of Income as other income (expense), net. Changes in the fair value of the Company's foreign currency forward contracts used to offset these exposed items are also recognized in the Consolidated Statements of Income as other income (expense), net in the period in which the exchange rates

9. Derivatives and Other Financial Instruments (Continued)

change. For fiscal 2006, 2005 and 2004, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the items subject to foreign currency exposure.

Forecasted Transactions

From time to time, the Company uses foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of products expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other expense, net in the period in which the exchange rates change. For fiscal 2006, 2005 and 2004, these gains and losses were not material to the Company's results of operations. As permitted under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") the Company has elected not to designate its foreign currency forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The notional amount of the Company's financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. They are not a measure of market or credit exposure. The notional amounts as of September 30, 2006 and 2005 of the Company's foreign currency forward contracts were $378 million and $323 million, respectively. As of September 30, 2006, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $152 million, British pounds sterling of $130 million, Mexican pesos of $26 million, Singapore dollars of $19 million, Australian dollars of $17 million, Canadian dollars of $16 million and other foreign currencies. As of September 30, 2005, these notional amounts principally represented the equivalent in U.S. dollars for contracts in British pounds sterling of $174 million, euros of $162 million, Canadian dollars of $57 million, Mexican pesos of $27 million, Australian dollars of $16 million, Japanese yen of $14 million, Hungarian forints of $13 million and other foreign currencies.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

The estimated fair values of the Company's foreign currency forward contracts are included in the Consolidated Balance Sheets, reflected as other current liabilities of $2 million and $6 million as of September 30, 2006 and 2005, respectively. The estimated fair values of these forward contracts were based on market quotes obtained through independent pricing sources.

Interest Rate Swap Agreements

During fiscal 2004, the Company entered into a total of five interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009. These interest rate swap agreements were executed in order to: (i) convert a portion of the senior notes fixed rate debt into floating rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating rate debt; and (iii) reduce interest payments and expense in the near term. These agreements qualified and were designated as fair value hedges in accordance with SFAS 133. Under these agreements, the Company received a fixed interest rate of 11 1/8% and paid a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread of 6.55%, 6.8575%, 6.94%, 6.8% and 6.98%, respectively. The interest rate swaps effectively converted $250 million of the senior notes from fixed rate debt into floating rate debt. Since the relevant terms of the interest rate swap agreements matched the corresponding terms of the senior notes, there was no hedge ineffectiveness. Accordingly, gains and losses on the interest rate swap agreements fully offset the losses and gains on the hedged portion of the senior notes, which were marked to market at each reporting date, both of which were recorded in other income (expense), net.

9. Derivatives and Other Financial Instruments (Continued)

Subsequently during fiscal 2004, the Company terminated all five of its interest rate swap agreements. The terminations resulted in a reduction to other liabilities for the removal of the fair market value of the interest rate swap and cash payments of $2 million representing the loss on termination, which was recognized as an increase to interest expense over the remaining term to maturity of the senior notes. The unamortized balance of the loss was included as a reduction to long-term debt. The Company terminated these interest rate swap agreements as it anticipated further repurchases of the senior notes.

In November 2001, Tenovis Finance Limited entered into two interest rate swap agreements, each with an original notional amount of Euro 150 million, which matched the notional amount of the secured floating rate notes outstanding. Mirroring the secured floating rate notes, the interest rate swaps had a final maturity date of November 2007. These interest rate swap agreements were executed in order to convert the floating rate debt into fixed rate debt. Under these agreements, Tenovis received a floating interest rate based on the three-month EURIBOR and paid a fixed interest rate of 4.72%. Because there was a 1.50% spread on the underlying floating rate notes, the total fixed rate interest payment on the notes was 6.22% per annum. The swaps were marked to market at each reporting date.

During fiscal 2005, the Company repaid the secured floating rate notes and terminated the related interest rate swap agreements, which resulted in a $2 million gain on the change in the fair market value of the interest rate swaps.

Non-Derivative and Off-Balance-Sheet Instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. See Note 17, "Commitments and Contingencies" for the disclosure of these items.

10. Warrants to Purchase Common Stock and Other Equity Transactions

Warrants to Purchase Common Stock

In December 2002, the Company, together with the Warburg Pincus Equity Partners, L.P. and certain affiliated investment funds (the "Warburg Entities"), commenced an exchange offer to purchase up to $661 million principal amount at maturity, or 70% at the time, of the Company's outstanding LYONs (the "Exchange Offer"). In consideration of their agreement to participate in the Exchange Offer, in December 2002, the Company granted the Warburg Entities Series C warrants that have a four-year term and were exercisable for an aggregate of 7,355,824 shares of Avaya common stock. The fair value of these warrants was estimated to be $5 million and was included in additional paid-in capital. During the second quarter of fiscal 2003, upon completion of the Exchange Offer, the Company recognized the cost of these warrants as a commitment fee and recorded the amount in loss on long-term debt extinguishment, net, which is a component of other income (expense), net.

As of September 30, 2005, the Warburg Entities held warrants to purchase the following additional shares of the Company's common stock:

Warrants	Number of Shares	Exercise Price	Expiration Date
Series B	5,379,732	$34.73	October 2, 2005
Series C	7,355,824	$ 3.50	December 23, 2006
	12,735,556		

10. Warrants to Purchase Common Stock and Other Equity Transactions (Continued)

The Series B Warrants expired unexercised on October 2, 2005. In October 2005, the Warburg Entities (i) exercised their 7,355,824 Series C Warrants, resulting in their acquisition of an aggregate of 5,236,861 shares of our common stock and (ii) distributed to their partners an aggregate of 15,299,993 shares of our common stock. As of September 30, 2006, the Warburg Entities do not hold any warrants to purchase the Company's common stock. As described in Note 16 "Related Party Transactions," the Warburg Entities sold their remaining 156,529 shares of our common stock on the open market and thus as of October 2, 2006, do not own any shares of our common stock.

Other Equity Transactions

During fiscal 2006 and 2005, the Company repurchased and retired 41,434,400 shares of its common stock at an average price of $10.50 per share, under the provisions of the share repurchase plan authorized by the Board of Directors in April 2005 (see Note 11 "Earnings per Share of Common Stock").

During the first quarter of fiscal 2005, the Company issued 20,546,199 shares of its common stock to holders of the LYONs who chose to convert their LYONs into Company shares (see Note 8 "Capital Lease Obligations and Long-Term Debt").

In September 2004, the Company contributed $24 million of its common stock to fund its portion of the Lucent securities litigation settlement. The payment was funded with a combination of 221,882 shares of treasury stock and 1,600,303 shares of newly issued common stock.

During the third quarter of fiscal 2004, the Company made a voluntary contribution of $111 million of its common stock to fund its U.S. pension plan (see Note 13 "Benefit Obligations"). The contribution was funded with a combination of 2,448,602 shares of treasury stock and 4,510,646 shares of newly issued common stock. As of the date of the contribution, the treasury stock had a carrying value of $27 million. The difference between the $27 million carrying value and the $39 million fair value of the treasury stock contributed was recorded as an increase to additional paid-in capital.

In February 2004, the Company sold 14,039,481 shares of its common stock for $17.85 per share in a public offering. The Company received proceeds of $249 million, net of $2 million of underwriting discounts and commissions, which have been recorded as a reduction to additional paid-in capital. The Company used the entire net proceeds to redeem a portion of its outstanding senior notes (see Note 8 "Capital Lease Obligations and Long-Term Debt").

11. Earnings Per Share of Common Stock

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by adjusting net income and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, restricted stock units, warrants and convertible debt.

	Year Ended September 30,		
	2006	2005	2004
	Dollars in millions, except per share amounts		
Earnings Per Common Share—Basic:			
Income from continuing operations available to common stockholders	$ 201	$ 923	$ 291
(Loss) income from discontinued operations	—	(2)	5
Net income	$ 201	$ 921	$ 296
Earnings per share from continuing operations	$0.43	$1.95	$0.66
Earnings per share from discontinued operations	—	—	0.01
Earnings per share—basic	$0.43	$1.95	$0.67
Weighted average shares outstanding—basic	463	473	439
Earnings Per Common Share—Diluted:			
Income from continuing operations available to common stockholders	$ 201	$ 923	$ 291
Interest charges associated with LYONs convertible debt, net of tax effects	—	2	10
Income from continuing operations after assumed conversion of LYONs debt	201	925	301
(Loss) income from discontinued operations	—	(2)	5
Net income after assumed conversion of LYONs debt	$ 201	$ 923	$ 306
Earnings per share from continuing operations	$0.43	$1.89	$0.63
Earnings per share from discontinued operations	—	—	0.01
Earnings per share—diluted	$0.43	$1.89	$0.64
Diluted Weighted Average Shares Outstanding:			
Weighted average shares outstanding—basic	463	473	439
Dilutive Potential Common Shares:			
Stock Options	5	6	8
Restricted Stock Units	1	1	2
Warrants	—	5	6
LYONs Convertible Debt	—	4	21
Weighted average shares outstanding—diluted	469	489	476
Securities excluded from the computation of diluted earnings per common share:			
Stock options(1)	40	36	25
Restricted stock units(1)	—	—	—
Warrants(1)	—	6	6
	40	42	31

(1) These securities have been excluded from the diluted earnings per common share calculation either because the respective exercise prices are greater than the average market value of the underlying stock or their inclusion would have been antidilutive.

11. Earnings Per Share of Common Stock (Continued)

On April 19, 2005, the Board of Directors authorized a share repurchase plan (the "plan"). Under the provisions of the plan, Avaya may use up to $500 million of cash to repurchase shares of its outstanding common stock through April 2007. For fiscal 2006, the credit facility limited the Company's ability to make dividend payments or distributions or to repurchase, redeem or otherwise acquire shares of Avaya common stock to $461 million (which represents 50% of consolidated net income for the Company for fiscal 2005). On September 8, 2006, an amendment to the credit facility provided that the Company may use an additional $500 million during the period from October 1, 2006 through September 30, 2008 for such activities, over and above the amount provided for under the 50% of consolidated net income test each year.

During fiscal 2006, the Company repurchased and retired 29,909,400 shares of common stock at an average purchase price of $10.98 per share, for a total of $328 million. Approximately $65 million is available through April 2007 for further share repurchases under the plan. These repurchases are made at management's discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and are subject to market conditions, share price, the terms of Avaya's credit facility and other factors.

12. Income Taxes

A reconciliation of the Company's income tax provision at the federal statutory rate to the provision for (benefit from) income taxes at the effective tax rate is as follows:

	Year ended September 30,		
	2006	2005	2004
	Dollars in millions		
Income tax provision computed at the federal statutory rate of 35%	$99	$ 86	$ 85
State and local income taxes, net of federal income tax effect	(3)	5	9
Tax differentials on foreign earnings	(5)	36	(1)
Non-deductible restructuring costs	—	—	22
Audit settlements	(7)	(109)	(102)
Other differences—net	(2)	(1)	3
Valuation allowance	1	(693)	(65)
Provision for (benefit from) income taxes	**$83**	**$(676)**	**$ (49)**

During fiscal 2006, the Company recognized a $7 million tax benefit resulting from the resolution of non-U.S. income tax audit matters. In fiscal 2005, the Company recognized a $109 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1999 and 2000. The $693 million tax benefit relating to the reversal of a portion of the valuation allowance was partially offset by a tax provision recorded for the year resulting in a net tax benefit of $590 million. In fiscal 2004, the Company recognized a $102 million tax benefit resulting from the resolution of U.S. federal income tax audit matters for the pre-distribution years 1990 to 1998.

12. Income Taxes (Continued)

The following table presents the U.S. and foreign components of income before income taxes and the provision for (benefit from) income taxes for fiscal 2006, 2005 and 2004:

	Year ended September 30,		
	2006	2005	2004
	Dollars in millions		
INCOME BEFORE INCOME TAXES:			
U.S.	$218	$ 254	$170
Foreign	66	(7)	72
Income before income taxes	$284	$ 247	$242
PROVISION FOR (BENEFIT FROM) INCOME TAXES:			
CURRENT			
Federal	$ —	$ (109)	$ (95)
State and local	—	(12)	8
Foreign	46	40	25
Subtotal	$ 46	$ (81)	$ (62)
DEFERRED			
Federal	$ 40	$ (468)	$ 12
State and local	14	(117)	1
Foreign	(17)	(10)	—
Subtotal	$ 37	$ (595)	$ 13
Provision for (benefit from) income taxes	**$ 83**	**$ (676)**	**$ (49)**

The components of deferred tax assets and liabilities on continuing operations as of September 30, 2006 and 2005 are as follows:

	September 30,	
	2006	2005
	Dollars in millions	
DEFERRED INCOME TAX ASSETS:		
Benefit obligations	$ 506	$ 562
Accrued liabilities	83	163
Net operating loss / credit carryforwards	547	492
Other	54	46
Gross deferred tax assets	$ 1,190	$ 1,263
DEFERRED INCOME TAX LIABILITIES:		
Goodwill & intangible assets	$ (126)	$ (136)
Property, plant and equipment	(3)	—
Other	(4)	(4)
Gross deferred tax liabilities	$ (133)	$ (140)
Valuation allowance	$ (194)	$ (165)
NET DEFERRED TAX ASSET	**$ 863**	**$ 958**

12. Income Taxes (Continued)

As of September 30, 2006, the Company had net operating loss carryforwards (after-tax) totaling $488 million, comprised of $383 million for U.S. federal, state and local tax purposes and $105 million for foreign tax purposes, primarily in Germany. U.S. federal and state net operating loss carryforwards expire through the year 2026, with the majority expiring in excess of 16 years. The majority of foreign net operating loss carryforwards have no expiration. Additionally, the Company has various other tax credit carryforwards totaling $59 million. Of this total, $16 million expire within 5 years, $22 million expire between five and ten years and $21 million expire in excess of ten years.

The valuation allowance of $194 million is comprised of $161 million relating to foreign deferred tax assets for which we have determined, based on historical results and projected future book and taxable income levels, that a valuation allowance should remain. The foreign valuation allowance includes approximately $126 million relating to our German operations.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $937 million and $847 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2006 and 2005, respectively, since the Company intends to reinvest these earnings indefinitely.

On October 22, 2004, the American Jobs Creation Act of 2004, or the Act, was signed into law. The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act. With respect to the repatriation provision, the Company determined that it will not repatriate earnings pursuant to the American Jobs Creation Act of 2004.

13. Benefit Obligations

Pension and Postretirement Benefits

The Company sponsors non-contributory defined benefit pension plans covering the majority of our U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Effective January 1, 2004, the pension plan for U.S. salaried employees was amended to eliminate benefit accruals for compensation paid after December 31, 2003. Effective June 1, 2006, the Company entered into a new three-year collective bargaining agreement (the "Agreement") with the Communications Workers of America ("CWA") and the International Brotherhood of Electrical Workers ("IBEW"). The Agreement affects the level of pension and postretirement benefits available to U.S. employees of the Company who are represented by the CWA or IBEW ("represented employees").

Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

Our general funding policy with respect to our qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations, or to directly pay benefits where appropriate. In fiscal 2006 and 2005, contributions to our U.S. pension plans totaled $48 million and $7 million, respectively, and contributions to our non-U.S. pension plans totaled $10 million and $9 million, respectively. The contributions to the U.S. pension plans in fiscal 2006 consisted of payments totaling $6 million for certain pension benefits that are not pre-funded, and a voluntary cash contribution of $42 million. The contributions to the U.S. pension plans in fiscal 2005 consisted of payments totaling $7 million for certain pension benefits that were not pre-funded. In fiscal 2006 and 2005, we were not required to make a contribution to satisfy the minimum statutory funding requirements in the U.S. In fiscal 2007, we estimate we will make payments totaling $6 million for certain U.S. pension benefits that are not pre-funded, a $2 million contribution to satisfy the minimum statutory funding requirements in the U.S. and contributions totaling $12 million for non-U.S. plans.

13. Benefit Obligations (Continued)

Most post-retirement medical benefits are not pre-funded. Consequently, we make payments as these retiree medical benefits are disbursed. In fiscal 2005, the assets in one of our retiree medical plans were exhausted, thus increasing the amount of post-retirement medical benefits that are not pre-funded. As a result, payments for retiree medical benefits increased from $27 million in fiscal 2005 to $52 million in fiscal 2006. In compliance with the terms of the Agreement with the CWA and IBEW, the Company will contribute $47 million each year, during calendar years 2007 through 2009, to fund retirement medical benefits for the represented employees. The contributions are expected to be made on a quarterly basis. As a result, contributions plus payments for retiree medical benefits are expected to total $63 million in fiscal 2007.

On September 30, 2006, our annual measurement date, the accumulated benefit obligation related to our U.S. and non-U.S. pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). Changes in the amount of the unfunded accumulated benefit obligation result from factors such as a change in the interest rate used to discount the accumulated benefit obligation to its present settlement amount, contributions to the pension plan, changes in the level of benefits offered to employees and the investment return generated by pension plan assets. For U.S. plans, the unfunded accumulated benefit obligation exceeded the Company's accrued pension liability by $692 million, a decrease of $219 million from September 30, 2005. For non-U.S. plans with an unfunded accumulated benefit obligation in excess of the Company's accrued pension liability, the excess totaled $63 million, a decrease of $9 million from September 30, 2005. As a result, in accordance with SFAS 87, the Company recorded an adjustment to decrease the additional minimum pension liability from $947 million at September 30, 2005 to $719 million at September 30, 2006. This resulted in a $213 million net decrease to accumulated other comprehensive loss to $700 million at September 30, 2006, and a $15 million decrease to intangible assets, to $19 million at September 30, 2006. The charge to stockholders' equity represents a net loss not yet recognized as pension expense.

In connection with recognizing a decrease in the minimum pension liability in fiscal 2006, the Company also recorded a reduction to the deferred tax asset of $78 million. This reduced the deferred tax asset related to the minimum pension liability from $345 million at September 30, 2005, to $267 million at September 30, 2006.

13. Benefit Obligations (Continued)

A reconciliation of the changes in the benefit obligations and fair value of assets of the defined benefit pension and postretirement plans, the funded status of the plans, and the amounts recognized in the Consolidated Balance Sheets is provided in the table below:

	Pension Benefits U.S.		Pension Benefits Non-U.S.		Postretirement Benefits	
	September 30,		September 30,		September 30,	
	2006	2005	2006	2005	2006	2005
	Dollars in millions					
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation as of October 1	$3,082	$3,023	$ 369	$ 30	$ 561	$ 723
Acquisitions/ transfers	—	—	2	314	—	—
Service cost	16	17	12	10	4	5
Interest cost	165	169	16	14	34	39
Amendments	(7)	—	(2)	—	193	—
Actuarial (gain) loss	(132)	68	(15)	39	(13)	(157)
Benefits paid	(197)	(195)	(8)	(7)	(54)	(49)
Exchange rate movements	—	—	21	(26)	—	—
Curtailments, settlements and other	—	—	—	(5)	—	—
Benefit obligation as of September 30	$2,927	$3,082	$ 395	$ 369	$ 725	$ 561
CHANGE IN PLAN ASSETS						
Fair value of plan assets as of October 1	$2,271	$2,169	$ 18	$ 18	$ 125	$ 143
Sale of Connectivity Solutions	—	(2)	—	—	—	—
Transfer to Lucent	—	—	—	—	—	(12)
Actual return on plan assets	231	292	—	—	12	16
Employer contributions	48	7	10	9	52	27
Benefits paid	(197)	(195)	(8)	(7)	(54)	(49)
Exchange rate movements	—	—	1	(1)	—	—
Settlements and other	—	—	(1)	(1)	—	—
Fair value of plan assets as of September 30	$2,353	$2,271	$ 20	$ 18	$ 135	$ 125
UNFUNDED STATUS OF THE PLAN	$ (574)	$ (811)	$ (375)	$ (351)	$ (590)	$ (436)
Unrecognized prior service cost	4	16	(2)	—	236	59
Unrecognized net loss	688	900	29	42	(9)	10
Net amount recognized	$ 118	$ 105	$ (348)	$ (309)	$ (363)	$ (367)
AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:						
Accrued benefit liability	$ (574)	$ (806)	$ (375)	$ (345)	$ (363)	$ (367)
Intangible asset	19	34	—	—	—	—
Accumulated other comprehensive loss	673	877	27	36	—	—
Net amount recognized	**$ 118**	**$ 105**	**$ (348)**	**$ (309)**	**$ (363)**	**$ (367)**

13. Benefit Obligations (Continued)

In fiscal 2006, plan amendments to increase retirement medical benefits for the represented employees and to contribute $47 million each year, during calendar years 2007 through 2009, to fund such benefits pursuant to the terms of the Agreement, resulted in a $193 million increase to our postretirement benefit obligation.

In fiscal 2005, pursuant to the terms of a Share Purchase Agreement between the Company and Tenovis, the Company assumed a $314 million benefit obligation in connection with the defined benefit pension plans of Tenovis.

In fiscal 2005, the Company experienced a $157 million net actuarial gain with respect to measurement of our postretirement benefit obligation. The net gain was primarily due to expected cost savings associated with the Medicare Part D prescription drug subsidy, based on the final regulations issued by the Centers for Medicare and Medicaid Services issued on January 21, 2005, and due to changes in assumptions concerning enrollment in retiree medical coverage based on current experience.

In fiscal 2005, the Company and Lucent Technologies Inc. ("Lucent") agreed on a final resolution regarding the asset transfer for the Avaya Inc. Life Insurance Plan (the "Plan") with respect to the 2000 divestiture of the Company from Lucent. This agreement resulted in the transfer of $12 million of plan assets from the Plan to the Lucent Inc. Life Insurance Plan.

The following table provides the accumulated benefit obligation for all defined benefit pension plans and information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Plans		Non-U.S. Plans	
	September 30,		September 30,	
	2006	2005	2006	2005
	Dollars in millions			
Accumulated Benefit Obligation for all plans	$2,927	$3,077	$384	$359
Plans with Accumulated Benefit Obligation in excess of plan assets				
Projected Benefit Obligation	$2,927	$3,082	$373	$369
Accumulated Benefit Obligation	2,927	3,077	368	359
Fair Value of Plan Assets	2,353	2,271	2	18

Estimated future benefits expected to be paid in each of the next five fiscal years, and in aggregate for the five fiscal years thereafter, is presented below:

	Pension Benefits			
	U.S.	Non-U.S.	Other Benefits	Federal Prescription Drug Subsidy Receipts
	Dollars in millions			
2007	$ 225	$ 10	$ 63	$—
2008	197	13	67	1
2009	200	15	66	1
2010	203	17	61	1
2011	205	19	58	2
2012—2016	1,040	117	266	15

13. Benefit Obligations (Continued)

The components of the pension net periodic benefit cost (credit) for fiscal 2006, 2005 and 2004 are provided in the table below:

	Pension Benefits—U.S.			Pension Benefits—Non-U.S.		
	Year ended September 30,			Year ended September 30,		
	2006	2005	2004	2006	2005	2004
	Dollars in millions					
COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT)						
Service cost	$ 16	$ 17	$ 16	$ 12	$ 10	$ 4
Interest cost	165	169	170	16	14	1
Expected return on plan assets	(205)	(217)	(217)	(1)	(1)	(1)
Amortization of unrecognized prior service cost	5	6	7	—	—	—
Recognized net actuarial loss	54	35	15	—	—	—
Curtailment, settlement gain	—	—	—	—	—	(1)
Net periodic benefit cost (credit)	**$ 35**	**$ 10**	**$ (9)**	**$ 27**	**$ 23**	**$ 3**

The components of the postretirement net periodic benefit cost for fiscal 2006, 2005 and 2004 are provided in the table below:

	Postretirement Benefits		
	Year ended September 30,		
	2006	2005	2004
	Dollars in millions		
COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT)			
Service cost	$ 4	$ 5	$ 4
Interest cost	34	39	41
Expected return on plan assets	(8)	(11)	(15)
Amortization of unrecognized prior service cost	16	9	10
Recognized net actuarial loss (gain)	2	5	5
Amortization of transition asset	—	—	—
Net periodic benefit cost	**$ 48**	**$ 47**	**$ 45**

13. Benefit Obligations (Continued)

The weighted average assumptions used to determine the projected benefit obligation and net periodic benefit cost for the pension plans are provided in the table below:

	Pension Benefits—U.S.			Pension Benefits—Non-U.S.		
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions used to determine Benefit obligations at September 30						
Discount rate	5.90%	5.50%	5.75%	4.74%	4.24%	5.22%
Rate of compensation increase	4.00%	4.00%	4.00%	3.03%	3.04%	3.40%
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30						
Discount rate	5.50%	5.75%	6.00%	4.24%	4.79%	5.31%
Expected return on plan assets	9.00%	9.00%	9.00%	4.11%	5.41%	5.58%
Rate of compensation increase	4.00%	4.00%	4.00%	3.04%	3.03%	3.29%

The weighted average assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the postretirement plans are provided in the table below:

	Postretirement Benefits		
	2006	2005	2004
Weighted-average assumptions used to determine Benefit obligations at September 30			
Discount rate	5.90%	5.50%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30			
Discount rate	5.50%	5.75%	6.00%
Expected return on plan assets	7.00%	7.25%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The assumptions in the above table were reassessed as of September 30, 2006. The weighted average discount rate used to determine the benefit obligation was increased from 5.50% to 5.90% for U.S. plans, and from 4.24% to 4.74% for non-U.S. plans. The discount rate for our U.S. pension and postretirement plans is selected by applying the published rates of an existing yield curve, such as the Citigroup Above Median Pension Discount Curve, to the expected benefit payment streams to develop a rate at which we believe the benefit obligations could be effectively settled. We also conducted a study of the expected long-term rate of return on the pension and postretirement plan assets. This study consisted of forecasting the forward-looking return, risk and correlation for all asset classes. The forecasted inflation rate, productivity growth rate, dividend payout ratio, and risk premium are examples of the inputs used to develop the forward-looking return assumptions. The results of the study were applied to the target asset allocations to determine the expected long-term rate of return. As a result, the expected rate of return on the pension plan assets and postretirement plan assets will remain unchanged at 9.0% and 7.0% respectively for fiscal 2007.

13. Benefit Obligations (Continued)

The assumed health care cost trend rates for postretirement benefit plans were as follows:

	September 30,	
	2006	2005
Health care cost trend rate assumed for next year	9.7%	9.7%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2011

Postretirement healthcare trend rates have a minimal effect on the amounts reported for the postretirement health care plan. A one-percentage-point increase in the Company's healthcare cost trend rates would have increased the postretirement benefit obligation and the service and interest cost components of net periodic benefit cost by less than $1 million. Conversely, a one-percentage-point decrease would have decreased the postretirement benefit obligation and the service and interest cost components of net periodic benefit cost by less than $1 million.

The weighted-average asset allocation of the pension and postretirement plans by asset category and target allocation is as follows:

	Pension Plan Assets—U.S.			Pension Plan Assets—Non-U.S.		Postretirement Plan Assets		
	September 30,		Long-term	September 30,		September 30,		Long-term
Asset Category	2006	2005	Target	2006	2005	2006	2005	Target
Equity Securities(1)	49%	61%	48%	0%	0%	69%	71%	70%
Debt Securities	30%	28%	30%	70%	75%	31%	29%	30%
Other(2)	21%	11%	22%	30%	25%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%	100%	100%

(1) Equity securities in the pension plan included $26 million and $23 million of Avaya common stock as of September 30, 2006 and 2005, respectively.

(2) Other includes cash/cash equivalents, hedge funds and limited partnerships of various types.

The Company's asset investment strategy focuses on maintaining a diversified portfolio designed to optimize returns subject to a prudent level of risk. An asset-liability study is performed every two to three years (or more frequently, if necessary) for the pension plans, and on an as-necessary basis for the postretirement plans, to determine the optimal asset mix to meet future benefit obligations. The most recent pension asset-liability study was completed in fiscal 2004.

The Company uses derivative financial instruments including futures, options and swaps in support of our investment strategy, principally to limit or minimize exposure to certain risks, and to increase investment returns. The use of derivative financial instruments for speculative purposes is prohibited by the Company's investment policy.

Savings Plans

Substantially all of the Company's U.S. employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company's expense related to these savings plans was $50 million, $53 million and $40 million in fiscal 2006, 2005 and 2004, respectively.

13. Benefit Obligations (Continued)

Effective January 1, 2004, the Company enhanced its savings plans for management employees that increased the value of the Company's contribution towards the plans in order to offset in part the freezing of pension benefit accruals as described above.

14. Stock Compensation Plans

The Company has a stock compensation plan that provides for the issuance to eligible employees of nonqualified stock options and restricted stock units representing Avaya common stock. In addition, the Company has a stock purchase plan under which eligible employees have the ability to purchase shares of Avaya common stock at 85% of market value.

Stock Options

Stock options are generally granted with an exercise price equal to or above the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. Most of the stock options granted in fiscal 2004 or later have a term of seven years and vest in three years. As of September 30, 2006, there were 13.3 million stock options authorized for future grants to purchase Avaya common stock under the Company's stock compensation plan. At the 2004 Annual Meeting of Shareholders, the Avaya Inc. 2004 Long Term Incentive Plan (the "Plan") was approved. The Plan became the successor plan to, and no further grants will be made from, the Company's four previous existing plans: the 2000 Long Term Incentive Plan, the 2000 Stock Compensation Plan for Non-employee Directors, the Broad Based Stock Option Plan, and the Long Term Incentive Plan for Management Employees (the "Existing Plans"). The consolidation of the Existing Plans into the Plan resulted in an aggregate reduction in the number of shares eligible for awards under the existing plans.

In connection with certain of the Company's acquisitions, outstanding stock options held by employees of acquired companies became exercisable for Avaya's common stock, according to their terms, effective at the acquisition date. The fair value of these options was included as part of the purchase price.

The Company considers several factors in calculating the intrinsic value of share-based awards based on the lattice-binomial model. The Company calculates expected volatility based on implied and historical volatility of the Company's common stock and other factors. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company's employee stock options. The dividend yield assumption is based on the Company's intent not to issue a dividend under its dividend policy. The expected holding period assumption was estimated based on the Company's historical experience.

Share-based compensation expense recognized in the Consolidated Statements of Income for fiscal 2006 is based on awards ultimately expected to vest, reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

14. Stock Compensation Plans (Continued)

The fair value of each stock option grant made during fiscal 2006 was estimated on the grant-date using the lattice-binomial model with the following weighted average assumptions:

	Year ended September 30,		
	2006	2005	2004
WEIGHTED AVERAGE ASSUMPTIONS:			
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	58.1%	64.8%	73.6%
Risk-free interest rate	4.5%	3.2%	2.6%
Expected holding period (in years)	3.5	3.0	3.0

The following table summarizes information concerning options outstanding including the related transactions for fiscal 2006, 2005 and 2004:

	Share (000's)	Weighted Average Exercise Price
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2003	51,702	$ 12.44
Granted	10,230	13.72
Exercised	(9,206)	8.43
Forfeited and Expired	(4,186)	13.89
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2004	48,540	13.35
Granted	7,189	14.90
Exercised	(4,421)	7.84
Forfeited and Expired	(2,783)	15.72
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2005	48,525	13.95
Granted	6,503	10.85
Exercised	(3,338)	4.25
Forfeited and Expired	(2,759)	15.57
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2006	48,931	$ 14.10

The weighted-average grant-date fair value of options granted during fiscal 2006 was $4.57 per share. The total intrinsic value under the lattice-binomial model ascribed to the options exercised during fiscal 2006 was $24 million.

The following table summarizes the status of the Company's stock options as of September 30, 2006:

	Stock Options Outstanding				Stock Options Exercisable		
Range of Exercise Prices	Shares (000's)	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (000's)	Shares (000's)	Weighted Average Exercise Price	Aggregate Intrinsic Value (000's)
$0.01 to $6.39	7,130	2.93	$ 4.25	$ 51,977	6,884	$ 4.30	$ 49,861
$6.40 to $11.18	7,361	5.84	10.51	7,562	1,126	9.55	2,235
$11.19 to $14.84	9,335	4.14	13.18	179	8,758	13.27	164
$14.85 to $15.89	13,064	4.05	14.90	—	13,064	14.90	—
$15.90 to $51.21	12,041	3.50	21.99	—	12,041	21.99	—
Total	48,931		$ 14.10	$ 59,718	41,873	$ 14.71	$ 52,260

14. Stock Compensation Plans (Continued)

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's average stock price as of September 30, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of September 30, 2006 was approximately eight million. The weighted average remaining contractual life as of September 30, 2006 for outstanding and exercisable options is 4.04 and 3.69 years, respectively.

Restricted Stock Units

The Company's stock compensation plan permits the granting of restricted stock units ("RSU's") to eligible employees and non-employee Directors at fair market value at the grant-date. RSU's typically become fully vested over a four-year period and are payable in shares of the Company's common stock upon vesting.

The following table summarizes information concerning shares of common stock represented by RSU's granted to Company employees for fiscal 2006, 2005 and 2004:

Nonvested Shares	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested shares at September 30, 2003	8,336	$ 6.58
Granted	582	13.91
Vested	(6,511)	7.11
Forfeited	(219)	11.74
Nonvested shares at September 30, 2004	2,188	7.05
Granted	2,420	14.82
Vested	(714)	5.41
Forfeited	(186)	14.10
Nonvested shares at September 30, 2005	3,708	12.08
Granted	2,858	10.75
Vested	(834)	5.04
Forfeited	(413)	12.52
Nonvested shares at September 30, 2006	5,319	$ 12.44

As of September 30, 2006, there was approximately $36 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of four years. Compensation expense related to RSU's was $13 million, $10 million and $15 million for fiscal 2006, 2005 and 2004, respectively.

Performance-Based Restricted Stock Units

Performance-based RSU's vest upon the achievement of certain targets and are payable in shares of the Company's common stock upon vesting, typically over a three-year period. The fair value is based on the market price of the Company's common stock on the grant-date and assumes that the target payout level will be achieved. Compensation cost is adjusted for subsequent changes in the expected outcome of performance-related conditions until the vesting date.

On December 15, 2005, the Compensation Committee of the Board of Directors approved awards of 350,000 performance-vesting RSU's to executive officers of the Company pursuant to the terms of the Plan.

14. Stock Compensation Plans (Continued)

Employee Stock Purchase Plan

Under the terms of the Company's employee stock purchase plan, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The Avaya Inc. Employee Stock Purchase Plan ("2003 ESPP") became effective January 1, 2003 and currently expires on July 31, 2009.

Under the 2003 ESPP, the per share purchase price is 85% of the average high and low per share trading price of Avaya's common stock on the New York Stock Exchange on the last trading day of each month. During fiscal 2006, 2005 and 2004, 1.4 million, 1.4 million and 1.1 million shares were purchased under the 2003 ESPP at weighted average prices of $9.29, $10.11 and $12.03, respectively.

15. Operating Segments

The Company reports its operations in two segments—Global Communications Solutions and Avaya Global Services. The GCS segment develops, markets and sells communications systems including IP telephony systems, multi-media contact center infrastructure and converged applications in support of customer relationship management, unified communications applications, appliances such as IP telephone sets and traditional voice communications systems. The AGS segment develops, markets and sells comprehensive end-to-end global service offerings that enable customers to plan, design, implement, monitor and manage their converged communications networks worldwide.

The GCS segment includes the portion of the rental and managed services revenue attributed to the equipment used in connection with the customer rental and managed services contracts. The portion of these contracts attributed to maintenance and other services is included in the AGS segment.

The segments are managed as two individual businesses and, as a result, include certain allocated costs and expenses of shared services, such as information technology, human resources, legal and finance (collectively, "corporate overhead expenses"). At the beginning of each fiscal year, the amount of certain corporate overhead expenses, including targeted annual incentive awards, to be charged to operating segments is determined and fixed for the entire year. The annual incentive award accrual is adjusted quarterly based on actual year to date results and those estimated for the remainder of the year. This adjustment of the annual incentive award accrual, as well as any other over/under absorption of corporate overhead expenses against plan is recorded within Corporate/Other Unallocated Amounts. Restructuring and impairment charges are also recorded and reported within Corporate/Other Unallocated Amounts.

15. Operating Segments (Continued)

Reportable Segments

Summarized financial information relating to the Company's reportable segments is shown in the following table:

	Reportable Segments			
	Global Communications Solutions	Avaya Global Services	Corporate/ Other Unallocated Amounts	Total
	Dollars in millions			
2006				
Revenue	$2,786	$2,362	$ —	$5,148
Operating income (loss)	197	171	(105)	263
Capital expenditures(1)	41	27	49	117
Depreciation and amortization(1)	171	94	4	269
Interest expense(2)	—	—	3	3
Provision for income taxes(2)	—	—	83	83
Restructuring charges	—	—	104	104
Assets:				
Inventory	128	157	—	285
Goodwill	658	283	—	941
Corporate assets(2)	—	—	3,974	3,974
Total assets	$ 786	$ 440	$3,974	$5,200
2005				
Revenue	$2,572	$2,330	$ —	$4,902
Operating income	57	166	75	298
Capital expenditures(1)	12	5	130	147
Depreciation and amortization(1)	169	98	5	272
Interest expense(2)	—	—	19	19
Benefit from income taxes(2)	—	—	(676)	(676)
Restructuring charges	—	—	22	22
Assets:				
Inventory	162	126	—	288
Goodwill	642	272	—	914
Corporate assets(2)	—	—	4,017	4,017
Total assets	$ 804	$ 398	$4,017	$5,219
2004				
Revenue	$2,044	$2,021	$ 4	$4,069
Operating income	71	249	3	323
Capital expenditures(1)	7	6	68	81
Depreciation and amortization(1)	89	52	6	147
Interest expense(2)	—	—	66	66
Benefit from income taxes(2)	—	—	(49)	(49)
Assets:				
Inventory	97	142	—	239
Goodwill	187	70	—	257
Corporate assets(2)	—	—	3,663	3,663
Total assets	$ 284	$ 212	$3,663	$4,159

15. Operating Segments (Continued)

(1) Management does not allocate to the segments certain capital expenditures that are not directly managed by or identified with the reportable segments and, as such, has reported these amounts in the other unallocated category. However, the associated depreciation and amortization expense has been allocated to each segment since these amounts are included in each segment's results for purposes of evaluating performance. The increase in unallocated capital expenditures relates primarily to acquisitions.

(2) Interest expense, Provision for (benefit from) income taxes and Restructuring charges are managed at a corporate level by senior management of the company and not at a segment level. These are therefore disclosed in the Corporate / Other Unallocated Amounts column. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and property, plant and equipment. Corporate assets are included in Corporate / Other Unallocated Amounts since they are managed at a corporate level and are not identified with the segments.

Geographic Information

Financial information relating to the Company's revenue by geographic area is as follows:

	External Revenue(1) Year ended September 30,			Long-Lived Assets(2) September 30,	
	2006	2005	2004	2006	2005
	Dollars in millions				
U.S.	$2,994	$2,908	$3,089	$399	$453
Outside the U.S.:					
Germany	733	724	45	200	214
EMEA (excluding Germany)—Europe / Middle East / Africa	765	696	493	45	52
APAC—Asia Pacific	383	336	226	18	14
Americas, non-US	273	238	216	6	5
Total outside the U.S.	2,154	1,994	980	269	285
Total	$5,148	$4,902	$4,069	$668	$738

(1) Revenue is attributed to geographic areas based on the location of customers.

(2) Represents property, plant and equipment, net.

16. Related Party Transactions

In August and September 2005, the Warburg Entities distributed to their partners an aggregate of 24,999,988 shares of the Company's common stock, according to Schedules 13D/A filed with the SEC on August 4, 2005 and September 2, 2005, respectively (see Note 10, "Warrants to Purchase Common Stock and Other Equity Transactions").

In October 2005, 5,379,732 warrants held by the Warburg Entities expired pursuant to their terms. Also in October 2005, the Warburg Entities (i) exercised the remaining warrants held by them, resulting in their acquisition of 5,236,861 shares of common stock and (ii) advised the Company that they had distributed to their partners an aggregate of 15,299,993 shares of common stock. On September 19, 2006, the Warburg Entities advised the

16. Related Party Transactions (Continued)

Company that they sold 156,529 shares of our common stock in the open market. As a result of the foregoing, as of October 2, 2006, the Warburg Entities ceased owning any shares of our common stock, based upon public filings and information provided to us by these entities.

As previously disclosed, in 2004, Gyro Graphic Communications, Inc. and its affiliates ("Gyro") were selected to provide certain services regarding marketing events and demand generation activities related to the launch of various Avaya products. Avaya continued to obtain services from Gyro for similar events and activities during 2006. Garry K. McGuire, Jr., the President of Gyro USA, a division of Gyro, is the son of Garry K. McGuire, Avaya's Chief Financial Officer. In June 2005, Daniel Peterson, the son of Avaya's former Chairman and Chief Executive Officer, Donald K. Peterson, became employed by Gyro. During fiscal 2006, 2005 and 2004, the Company paid Gyro $5.5 million, $4.6 million and $1.3 million, respectively, for its services. The terms, including pricing, on which Avaya did business with Gyro during fiscal 2006 were compatible overall with those on which Avaya obtained similar services from other vendors

17. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business the Company is involved in litigations, claims, government inquiries, investigations, charges and proceedings, including, but not limited to, those identified below relating to intellectual property, commercial, securities, employment, employee benefits, environmental and regulatory matters. Other than as described below, the Company believes there is no litigation pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company's financial position, results of operations or cash flows.

In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records an accrual for a contingency when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, the Company accrues that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, the Company accrues the minimum of such probable range. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions that have been deemed reasonable by management. Although the Company believes it has substantial defenses in these matters, it could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on the results of operations in any particular period.

Commissions Arbitration Demand

In July 2002, Communications Development Corporation ("CDC"), a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from Avaya's businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. In April 2003, CDC initiated the arbitration before the American Arbitration Association. The plaintiff alleges that as a result of agreements entered into between the plaintiff and the Company, it is owed commissions on sales by the Company to the Ministry of Russian Railways on a continuing basis. The Company believes that the agreements relating to the plaintiff's claim have expired or do not apply to the products in question. As the sales of products continue, CDC may likely increase its commission demand. An arbitration hearing originally commenced in December 2005 concluded in July 2006. The parties have submitted their respective briefs to the panel and a decision may be issued in late calendar 2006 or early 2007.

17. Commitments and Contingencies (Continued)

As the arbitration panel has not issued its decision, an outcome cannot be predicted and, as a result, we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

Securities Litigation

In April and May of 2005, purported class action lawsuits were filed in the U.S. District Court for the District of New Jersey against us and certain of our officers, alleging violations of the federal securities laws. The actions purport to be filed on behalf of purchasers of our common stock during the period from October 5, 2004 (the date of our signing of the agreement to acquire Tenovis) through April 19, 2005.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by us relating to the cost of the Tenovis integration, the disruption caused by changes in the delivery of our products to the market and reductions in the demand for our products in the U.S., and that based on the foregoing we had no basis to project our stated revenue goals for fiscal 2005. The Company has been served with a number of these complaints. No class has been certified in the actions. The complaints seek compensatory damages plus interest and attorneys' fees. In August 2005, the court entered an order identifying a lead plaintiff and lead plaintiffs' counsel. A consolidated amended complaint was filed in October 2005. Pursuant to a scheduling order issue by the District Court, defendants filed their motion to dismiss the consolidated complaint in December 2005. In September 2006, the District Court granted defendants' motion to dismiss the case in its entirety and with prejudice, which was appealed by the plaintiffs. The appeal is currently pending with the United States Court of Appeals for the Third Circuit.

Derivative Litigation

In May and July of 2005, three derivative complaints were filed against certain officers and the members of the Board of Directors ("Board") of the Company. Two complaints were filed in the United States District Court for the District of New Jersey, and one was filed in the Superior Court of New Jersey—Somerset County. The allegations in each of the complaints are substantially similar and include the Company as a nominal defendant. The complaints allege, among other things, that defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company's business, asserting claims substantially similar to those asserted in the actions described above under "Securities Litigation." The complaints seek contribution from the defendants to the Company for alleged violations of the securities laws, restitution to the Company and disgorgement of profits earned by defendants, and fees and costs.

While the parties have agreed to stay these matters pending outcome of the motion to dismiss described in "Securities Litigation" above, these actions are still in the early stages of litigation and an outcome cannot be predicted and, as a result, we cannot be assured that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

ERISA Class Action—Securities Litigation

In July 2005, a purported class action lawsuit was filed in the United States District Court for the District of New Jersey against the Company and certain of its officers, employees and members of the Board of Directors (the "Directors"), alleging violations of certain laws under the Employee Retirement Income Security Act of 1974 ("ERISA"). On October 17, 2005, an amended purported class action was filed against us and certain of

17. Commitments and Contingencies (Continued)

our officers, employees and Directors. Like the initial complaint, the amended complaint purports to be filed on behalf of all participants and beneficiaries of the Avaya Inc. Savings Plan, the Avaya Inc. Savings Plan for Salaried Employees and the Avaya Inc. Savings Plan for the Variable Workforce (collectively, the "Plans"), during the period from October 5, 2004 through July 20, 2005. It contains factual allegations substantially similar to those asserted in the matters under the heading of "Securities Litigation."

The complaint alleged, among other things, that the named defendants breached their fiduciary duties owed to participants and beneficiaries of the Plans and failed to act in the interests of the Plans' participants and beneficiaries in offering Avaya common stock as an investment option, purchasing Avaya common stock for the Plans and communicating information to the Plans' participants and beneficiaries. The complaint sought a monetary payment to the plans to make them whole for the alleged breaches, costs and attorneys' fees. The Defendants filed a motion to dismiss the amended complaint in December 2005. In an order and opinion dated April 24, 2006, the District Court judge granted the Defendant's motion and dismissed the amended complaint in its entirety. In May 2006, the plaintiffs filed a Notice of Appeal with the United States Court of Appeals for the Third Circuit. The parties have completed their respective briefing submissions to the court and are awaiting a notice as to whether the court will entertain oral argument. Although the defendants believe that the District Court correctly decided the motion to dismiss, given the uncertainties of the appeal, at this time the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

ERISA Class Action—Stock Funds

In April 2006, a purported class action was filed in the United States District Court for the District of New Jersey, alleging that the Company, certain employees and the Pension and Employee Benefits Investment Committee violated the Employee Retirement Income Security Act of 1974 ("ERISA"), by including in the Avaya Inc. Savings Plan for Salaried Employees, the Avaya Inc. Savings Plan and the Avaya Inc. Savings Plan for the Variable Workforce ("Plans"), investment options for the Lucent Technologies Inc. Stock Fund ("Lucent Fund") and the Avaya Inc. Stock Fund ("Avaya Fund") for the period of October 2000 to April 2003 ("Alleged Class Period"). The complaint asserts, among other things, that during the Alleged Class Period defendants breached their fiduciary duties under ERISA by violating ERISA's provisions against prohibited transactions; offering the Lucent Fund and Avaya Fund imprudently as investment options; failing properly to monitor the funds; and, failing properly to monitor the actions of other plan fiduciaries, thus causing the Plans to suffer damages. The complaint seeks monetary relief on behalf of the Plans and its participants, and also seeks injunctive relief and costs, including attorneys' fees. Defendants have filed a motion to dismiss this case in its entirety and with prejudice, and that motion is currently pending with the District Court.

This matter is in the early stages of litigation, and an outcome cannot be predicted and, as a result, we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

Antitrust Lawsuit

In July 2005, United Asset Coverage, Inc. ("UAC") filed a verified complaint against the Company in the United States District Court, Northern District of Illinois, alleging, among other things, violations of federal and state antitrust laws, in the manner in which the Company seeks to protect its proprietary information. The verified

17. Commitments and Contingencies (Continued)

complaint sought a temporary restraining order against the Company to enjoin immediately its practice of limiting the use of its proprietary information in a manner which UAC believes is in violation of its contracts and licensing agreements. The court denied UAC's motion for temporary restraints in August 2005 as well as its motion for preliminary injunction in January 2006. The plaintiff, however, has continued to pursue this action, and, as a result, discovery is ongoing.

Even though Avaya prevailed in the preliminary injunction proceeding, an outcome in this matter cannot be predicted at this time, and we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows. Due to the uncertainty surrounding the issues involved in this matter and based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred cannot be made at this time.

Other Matters

Government Subpoenas

On April 29, 2005, the Company received a subpoena to produce documents before a grand jury of the United States District Court, District of South Carolina, relating to the United States' investigation of potential antitrust and other violations in connection with the federal E-Rate Program. The subpoena requests records from the period January 1, 1997 to the present. The Company complied with the subpoena and has received no indication from the Department of Justice that it has any further obligations or involvement in this matter. Nonetheless, at this time, we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flows.

On May 3, 2005, the Company received a subpoena from the Office of Inspector General, U.S. General Services Administration, relating to a federal investigation of billing by the Company for telecommunications equipment and maintenance services. The subpoena requests records from the period January 1, 1990 to the present. At this time, we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flows.

The Company is cooperating with the relevant government entities with respect to these subpoenas. Based on the facts and circumstances known to date, the Company believes that an estimate of any loss that may be incurred with respect to these subpoenas cannot be made at this time.

Environmental, Health and Safety Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the United States and Germany, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at nine of its current or former facilities either voluntarily or pursuant to government directives. Based on currently available information, none of the sites is reasonably likely to generate environmental costs that will be individually material nor will environmental costs for all sites in the aggregate be material in any fiscal year. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of accruals for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement.

17. Commitments and Contingencies (Continued)

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. The Company is not aware of, and has not included in reserves any provision for, unasserted environmental claims.

The reliability and precision of estimates of the Company's environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by the Company is adequate.

The Company assesses the adequacy of environmental reserves on a quarterly basis. The Company does not expect the outcome of these matters to have a material impact on its financial position. Expenditures for environmental matters for fiscal 2006, 2005 and 2004 were not material to the Company's financial position, results of operations or cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period. Although the Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, it does not believe them to be material.

We also may from time to time be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. For example, the EU has adopted the RoHS and WEEE directives. RoHS prohibits the use of certain substances, including mercury and lead, in certain products put on the market after July 1, 2006. The WEEE directive obligates parties that place electrical and electronic equipment onto the market in the EU to put a clearly identifiable mark on the equipment, register with and report to EU member countries regarding distribution of the equipment, and provide a mechanism to take back and properly dispose of the equipment. Each EU member country has enacted, or is expected soon to enact, legislation clarifying what is and what is not covered by the WEEE directive in that country. We believe that we have met the requirements of the RoHS and WEEE directives. Similar laws and regulations have been or may be enacted in other regions.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company's products. These product warranties extend over a specified period of time generally ranging up to two years from the date of sale depending upon the product subject to the warranty. The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current liabilities in the Consolidated Balance Sheets, for actual experience.

	Dollars in millions
Balance as of September 30, 2005	$ 30
Reductions for payments and costs to satisfy claims	(46)
Accruals for warranties issued during the period	45
Balance as of September 30, 2006	$ 29

17. Commitments and Contingencies (Continued)

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit

The Company has entered into uncommitted credit facilities that vary in term totaling $129 million as of September 30, 2006, for the purpose of obtaining third party financial guarantees such as letters of credit which ensure the Company's performance or payment to third parties. Additionally, the Company has a $400 million committed credit facility, which is discussed in Note 8, "Capital Lease Obligations and Long-Term Debt." As of September 30, 2006, the Company had outstanding an aggregate of $108 million in irrevocable letters of credit under the committed and uncommitted credit facilities (including $35 million under its $400 million committed credit facility).

Surety Bonds

The Company arranges for the issuance of various types of surety bonds, such as license, permit, bid and performance bonds, which are agreements under which the surety company guarantees that the Company will perform in accordance with contractual or legal obligations. These bonds vary in duration although most are issued and outstanding from six months to three years. These bonds are backed by $6 million of our letters of credit. If the Company fails to perform under its obligations, the maximum potential payment under these surety bonds is $26 million as of September 30, 2006. Historically, no surety bonds have been drawn upon.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by the Company. If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee. As of September 30, 2006, the maximum potential payment under these commitments was approximately $197 million. Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers.

The Company's outsourcing agreement with its most significant contract manufacturer was extended and now expires in November 2007. All manufacturing of the Company's products is performed in accordance with detailed specifications and product designs furnished by the Company and is subject to rigorous quality control standards.

Product Financing Arrangements

The Company sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

In March 2001, the Company entered into a product financing arrangement with one U.S. reseller which expired during fiscal 2005. Accordingly, Avaya is no longer obligated to repurchase inventory previously sold to this reseller in the event the lending institution, which financed the transaction, repossesses the reseller's inventory of the Company's products.

17. Commitments and Contingencies (Continued)

For the Company's product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligations to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to the Company from the lending institution was approximately $5 million as of September 30, 2006. The Company reviews and sets the maximum credit limit for each reseller participating in this financing arrangement. Historically, there have not been any guarantee repayments by the Company. The estimated fair value of this guarantee as of September 30, 2006 is not significant. There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

Performance Guarantee

In connection with the sale of Connectivity Solutions and the sale of a portion of the Expanets business, the Company has assigned its rights and obligations under several real estate leases to the acquiring companies (the "assignees"). The remaining terms of these leases vary from one year to eight years. While the Company is no longer the primary obligor under these leases, the lessors have not completely released the Company from its obligations, and hold it secondarily liable in the event that the assignees default on these leases. The maximum potential future payments the Company could be required to make, if all of the assignees were to default as of September 30, 2006, would be approximately $16 million. The Company has assessed the probability of default by the assignees and has determined it to be remote.

Credit Facility Indemnification

In connection with its obligations under the credit facility described in Note 8, "Capital Lease Obligations and Long-Term Debt—Credit Facility Amendments," the Company has agreed to indemnify the third party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future.

Transactions with Lucent

Pursuant to the Contribution and Distribution Agreement, Lucent contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses ("Company's Businesses"). The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to the Company's Businesses and all contingent liabilities primarily relating to the Company's Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million. The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

In addition, if the separation from Lucent fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company's stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes.

17. Commitments and Contingencies (Continued)

The Tax Sharing Agreement governs Lucent's and the Company's respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes or benefits that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes or benefits will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. The Company may be subject to additional taxes or benefits pursuant to the Tax Sharing Agreement related to future settlements of audits by state and local and foreign taxing authorities for the periods prior to the Company's separation from Lucent.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2025. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company's restructuring programs, was $116 million, $136 million and $130 million for fiscal 2006, 2005 and 2004, respectively.

The table below sets forth future minimum lease payments, net of sublease income, due under non-cancelable operating leases, of which $39 million of such payments have been accrued for in accordance with accounting principles generally accepted in the U.S. pertaining to restructuring and exit activities.

	Future minimum lease payments
	Dollars in millions
2007	$ 139
2008	115
2009	94
2010	69
2011	55
2012 and thereafter	232
Future minimum lease payments	**$ 704**

18. Quarterly Information (unaudited)

	Fiscal Year Quarters				
	First	Second	Third	Fourth	Total
	Dollars in millions, except per share and stock price amounts				
Year Ended September 30, 2006					
Revenue	$1,249	$1,238	$1,297	$1,364	$5,148
Gross margin	589	578	588	635	2,390
Operating income	107	53	28	75	263
Provision for (benefit from) income taxes	40	19	(11)	35	83
Net income	$ 71	$ 38	$ 44	$ 48	$ 201
Earnings per share—Basic:	$ 0.15	$ 0.08	$ 0.10	$ 0.11	$ 0.43
Earnings per share—Diluted:	$ 0.15	$ 0.08	$ 0.10	$ 0.10	$ 0.43
Stock price (1):					
High	$12.70	$12.08	$13.11	$11.97	$13.11
Low	$10.21	$10.13	$10.73	$ 8.85	$ 8.85
Year Ended September 30, 2005					
Revenue	$1,148	$1,222	$1,236	$1,296	$4,902
Gross margin	543	563	575	616	2,297
Operating income	88	52	76	82	298
Provision for (benefit from) income taxes	7	11	(117)	(577)	(676)
Income from continuing operations	33	36	194	660	923
(Loss) from discontinued operations	(2)	—	—	—	(2)
Net income	$ 31	$ 36	$ 194	$ 660	$ 921
Earnings per share—Basic:					
Earnings per share from continuing operations	$ 0.07	$ 0.08	$ 0.41	$ 1.39	$ 1.95
(Loss) per share from discontinued operations	—	—	—	—	—
Earnings per share	$ 0.07	$ 0.08	$ 0.41	$ 1.39	$ 1.95
Earnings per share—Diluted:					
Earnings per share from continuing operations	$ 0.07	$ 0.07	$ 0.40	$ 1.36	$ 1.89
(Loss) per share from discontinued operations	—	—	—	—	—
Earnings per share	$ 0.07	$ 0.07	$ 0.40	$ 1.36	$ 1.89

(1) Shows the intraday high and low sales price per share of the Company's common stock as reported on the New York Stock Exchange for the periods indicated.

C. CORPORATE INFORMATION

Avaya Shares

Shares of Common Stock are listed on the New York Stock Exchange ("NYSE") with the ticker symbol AV. As of December 15, 2006, there were approximately 869,749 registered holders of the Company's Common Stock, and on that date the closing price of a share of Avaya Common Stock was $13.52.

Transfer Agent and Registrar

Please direct communications regarding individual stock records and address changes to The Bank of New York at: Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. You can call The Bank of New York at the following numbers: (866) 22-AVAYA (toll free within the U.S.); (212) 815-3700 (international); and (800) 711-7072 (TDD/TTY line). Alternatively, you can send an email to: avshareholders@bankofnewyork.com.

Investor Relations

Securities analysts and investors should contact Investor Relations by writing to the Company's headquarters or by calling (908) 953-7504.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, 400 Campus Drive, Florham Park, New Jersey 07932, tel: (973) 236-4000.

World Headquarters

Our corporate headquarters are located at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920.

Corporate Governance

Avaya maintains a corporate website at www.avaya.com and shareholders can find additional information about the Company through the Investor Relations website, located at http://investors.avaya.com. Visitors to the Investor Relations website can view and print copies of the Company's U.S. Securities and Exchange Commission ("SEC") filings, including Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees (Audit Committee, Compensation Committee, Finance Committee and Governance Committee), Avaya's Corporate Governance Guidelines and Avaya's Code of Conduct, *Operating With Integrity*, are all available through the Investor Relations website. Alternatively, *shareholders and other interested parties may obtain, without charge, copies of all of these documents by writing to Investor Relations at the Company's headquarters.* Please note that the information contained on Avaya's websites is not incorporated by reference in, or considered to be a part of, this document.

Management Certifications

The Company's Chief Executive Officer and Chief Financial Officer have provided certifications to the SEC as required by Section 302 of the Sarbanes-Oxley Act of 2002, which certifications are included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006. As required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, in March 2006, the Company's Chief Executive Officer submitted to the NYSE its annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards. That certification notified the NYSE that Richard Wallman, one of the Company's Directors, served on the audit committees of three public companies in addition to Avaya's Audit Committee. The Board determined that such service did not impair his ability to serve on Avaya's Audit Committee.

Contacting the Board

Any of our shareholders or interested parties who desire to contact Avaya's Chairman and Lead Director, Non-employee Directors as a group or the other members of the Board of Directors may do so electronically by sending an email to the following address: bdofdirectors@avaya.com. Alternatively, shareholder or interested parties may contact the Chairman and Lead Director or the other members of the Board by writing to: Board of Directors, Avaya Inc., 211 Mt. Airy Road, Room 3C429, Basking Ridge, New Jersey 07920.

D. LEADERSHIP INFORMATION

Board of Directors

Philip A. Odeen	Director of AES Corporation, Convergys Corporation and Northrop Grumman Corporation *(Non-executive Chairman of the Board and Lead Director)*
Louis J. D'Ambrosio	President and Chief Executive Officer of Avaya Inc.
Bruce R. Bond	Trustee of Black Rock Investments
Frank J. Fanzilli	Non-executive Chairman of Interwoven, Inc. and Director of CommVault Systems, Inc.
Joseph P. Landy	Managing Member and Co-President of Warburg Pincus LLC
Mark Leslie	Managing Director of Leslie Ventures and Director of Network Appliance, Inc.
Hellene S. Runtagh	Director of Lincoln Electric Holdings, Inc. and Neustar Inc.
Daniel C. Stanzione	President Emeritus of Bell Laboratories; Director of Quest Diagnostics, Incorporated and InterNAP Network Services Corporation
Paula Stern	Chairwoman of The Stern Group, Inc.; Director of Avon Products, Inc. and Hasbro Inc.
Anthony P. Terracciano	Director of IKON Office Solutions, Inc. and Knoll, Inc.
Michael C. Thurk	Chief Operating Officer of Avaya Inc.
Richard F. Wallman	Director of Ariba, Inc., ExpressJet Holdings, Inc., Hayes Lemmerz International, Inc. and Lear Corporation
Ronald L. Zarrella	Chairman and Chief Executive Officer of Bausch & Lomb Incorporated

Executive Officers as Reported in Avaya's Annual Report on Form 10-K

Louis J. D'Ambrosio	President and Chief Executive Officer *(Principal Executive Officer)*
Jocelyne J. Attal	Chief Marketing Officer
Pamela F. Craven	Chief Administrative Officer
Roger C. Gaston	Senior Vice President – Human Resources
Charles L. Ill	Senior Vice President – Global Sales
Karyn Mashima	Senior Vice President – Strategy and Technology
Garry K. McGuire	Chief Financial Officer and Senior Vice President – Corporate Development *(Principal Financial Officer)*
Amarnath K. Pai	Vice President – Finance Operations and Corporate Controller *(Chief Accounting Officer)*
Francis M. Scricco	Senior Vice President – Avaya Global Services
Michael C. Thurk	Chief Operating Officer

Additional Executive Officers

David P. Johnson	Senior Vice President – Global Channels Development
Paul B. Katz	Vice President — Supply Chain and Global Sourcing Organization
Thomas A. Lesica	Senior Vice President – Information Technology and Customer Care
Micky S. Tsui	Vice President — Global Communications Solutions

AVAYA